EXHIBIT 99.1

TECK METALS LTD.

- and -

BRITISH COLUMBIA HYDRO AND POWER AUTHORITY

CO-OWNERSHIP AND OPERATING AGREEMENT

Dated as of March 5, 2010

CO-OWNERSHIP AND OPERATING AGREEMENT

Table of Contents

1.	DEFINITIONS AND INTERPRETATIONS	1
1.1.	Definitions	1
1.2.	Interpretation	21
2.	REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS	22
2.1.	Representations and Warranties	22
2.2.	Covenants	23
2.3.	Title to Waneta Assets	23
3.	PURPOSES AND TERM	24
3.1.	Purposes	24
3.2.	Effective Date and Term	25
4.	RELATIONSHIP OF THE CO-OWNERS	25
4.1.	No Partnership	25
4.2.	Limited Recourse and Several Liability	26
4.3.	Other Business Opportunities	26
4.4.	Taxation / Accounting	27
4.5.	Power of Attorney	27
5.	INTERESTS OF CO-OWNERS	28
5.1.	Initial Contributions	28
5.2.	Initial Participation Percentages	29
5.3.	Share of Generation and CPA Adjustments Reflect Participation Percentages	29
5.4.	Changes in Participation Percentages	29
5.5.	Continuing Liabilities Upon Adjustments of Participation Interests	29
5.6.	BC Hydro Operating Instructions	30
6.	OPERATING COMMITTEE	30
6.1.	Organization and Composition of Operating Committee	30
6.2.	Decisions	30
6.3.	Meetings	30
6.4.	Written Consent Resolutions	31
6.5.	Operating Committee Oversight	32
6.6.	Matters Requiring Majority Approval	32
6.7.	Matters Requiring Unanimous Approval (Subject to Resolution by Third Party Referee)	33
6.8.	Matters Requiring Unanimous Approval (Not Subject to Resolution by Third Party Referee)	36
6.9.	Appointment and Powers of Sub-Committees	37
6.10.	Operating Procedures	38
6.11.	Accounting Procedure	38

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7.	OPERATOR	38
7.1.	Appointment of Operator/Operating Standard	38
7.2.	Duties of Operator	39
7.3.	Activities Absent Approval	41
7.4.	Operating and Management Plan	41
7.5.	Owner for purposes of Workers Compensation legislation	42
7.6.	Operator’s Obligation to Report to the Co-Owners	42
7.7.	Co-Owner’s Right to Access Waneta Assets	44
7.8.	Reimbursement of Operator’s Costs	44
7.9.	Financial Audits	44
7.10.	Access to Books and Records	45
7.11.	Compliance Audits	45
7.12.	Resignation; Deemed Offer to Resign	46
7.13.	Transition on Change of Operator	47
7.14.	Limited Agency	48
8.	MANAGER	49
8.1.	Appointment of Manager	49
9.	OPERATING AND CAPITAL BUDGETS	49
9.1.	Operations Pursuant to Budgets and Operating and Management Plans	49
9.2.	Presentation of Budgets	50
9.3.	Review and Approval of Proposed Budgets	50
9.4.	Budget Variances	50
9.5.	Emergency or Unexpected Expenditures	51
10.	ACCOUNTS, SETTLEMENTS AND MONTHLY BILLINGS	51
10.1.	Costs to be Borne Proportionately	51
10.2.	Monthly Statements	51
10.3.	Monthly Invoices in Arrears	51
10.4.	Cash Calls In Advance	52
10.5.	Funds Held in Trust	53
10.6.	Failure to Pay Billings	53
10.7.	Failure to Make Payments	53
11.	WATER RENTAL FEES	55
11.1.	Water Rental Fees Payment and Adjustment Provisions	55
11.2.	Water Rental Fees based on Capacity	56
11.3.	Water Rental Fees based on Energy Output	57
11.4.	Additional Teck Generation	58
11.5.	Fees based on Occupation of Crown Land	58
11.6.	Changes in Participation Percentage	58
11.7.	Further Allocation/Adjustments	59
11.8.	Water Rental Fee Adjustments for Capacity	59
11.9.	Water Rental Fee Adjustments for Energy	59
11.10.	Failure to Pay	61
11.11.	Change to Determination of Water Rental Fees	61

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12.	PROPERTY TAXES	62
12.1.	Property Taxes	62
13.	SHARE OF GENERATION	63
13.1.	Parties’ Share of Generation	63
13.2.	Share of Generation Adjustments Associated with WAX Coordination	64
14.	BI-LATERAL ADJUSTMENTS TO CPA ENTITLEMENT	64
14.1.	Bi-Lateral Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy	64
14.2.	Initial Notice of Teck’s Entitlement Capacity and Teck’s Entitlement Energy Under the CPA	65
14.3.	Calculation of Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy	65
14.4.	Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy	67
14.5.	Potential for Further Adjustments	68
14.6.	Bi-Lateral Adjustments to Outage Factors	70
14.7.	Notice of Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy Under the CPA	72
14.8.	Post December 31, 2035	72
14.9.	Adjustments to Tables 2, 3 or 4	72
14.10.	Replacement CPA	72
14.11.	Net Coordination Benefits Taken into Account	72
15.	ENTITLEMENT ADJUSTMENTS EXCEEDING ENTITLEMENT IN TABLE 9 OF CPA	73
15.1.	Entitlement Adjustments Exceeding Entitlement in Table 9 of CPA	73
16.	WANETA EXPANSION DELAY	75
16.1.	WAX Deferral Energy and WAX Deferral Capacity	75
16.2.	Disposal of WAX Deferral Energy	75
17.	CPA TO CONTINUE BETWEEN PARTIES	76
17.1.	Termination of CPA and Replacement CPA	76
17.2.	Termination of CPA Scheduling Agreement	77
18.	INTENTIONALLY DELETED	78
19.	TRANSMISSION PRIOR TO 2036	78
19.1.	Availability at the Kootenay Interconnection	78
19.2.	Schedule to the BC/US Boundary	78
19.3.	Maximum Transmission Capacity	79
19.4.	Unused Scheduling Rights and Transmission Capacity	79
19.5.	Planned Outages	80
19.6.	KI Delivery Limitations (Until January 1, 2036)	80
19.7.	BC/US Boundary Limitations (Until January 1, 2036)	81
19.8.	Teck Alternate Means (Until January 1, 2036)	81

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19.9.	Teck and BC Hydro Alternate Means (Until January 1, 2036)	81
19.10.	Dispute Resolution (Until January 1, 2036)	81
19.11.	Greater Certainty (Until January 1, 2036)	82
20.	TRANSMISSION FROM AND AFTER 2036	82
20.1.	Availability at the Kootenay Interconnection (from and after January 1, 2036)	82
20.2.	Schedule to the BC/US Boundary (from and after January 1, 2036)	83
20.3.	Maximum Transmission Capacity (from and after January 1, 2036)	83
20.4.	Unused Scheduling Rights and Transmission Capacity (from and after January 1, 2036)	83
20.5.	Kootenay Interconnection Limitations (from and after January 1, 2036).	84
20.6.	BC/US Boundary Limitations (from and after January 1, 2036).	84
20.7.	Teck Alternate Means (From and After January 1, 2036)	85
20.8.	Teck and BC Hydro Alternate Means (From and After January 1, 2036)	85
21.	TRANSMISSION LOSSES AND OPERATING COSTS/ COVENANTS	85
21.1.	Transmission Losses	85
21.2.	Contribution to Operating Costs	86
21.3.	Covenants re Teck Transmission Rights	87
21.4.	Geographic Divisions of Scheduling Practices	89
21.5.	Survival	89
22.	ENVIRONMENTAL ATTRIBUTES	90
22.1.	Environmental Attributes	90
23.	REMEDIES FOR EXCESS USE AND/OR FAILURE TO DELIVER	91
23.1.	Teck’s Right to Purchase Market Power	91
23.2.	Liquidated Damages from Teck	91
23.3.	Liquidated Damages from BC Hydro	94
23.4.	No Penalty	94
23.5.	Replacement of Energy/Capacity	95
24.	EVENTS OF DEFAULT	95
24.1.	Events of Default	95
24.2.	Rights on Events of Default	97
24.3.	Liquidation of Certain Transactions under this Agreement and the Surplus Power Rights Agreement	98
24.4.	Restrictions on Remedies	100
24.5.	Exceptions to Restrictions	102
25.	TRANSFER OF INTEREST	102
25.1.	General	102
25.2.	Limitations on Free Transferability	103
25.3.	Right of First Offer	104
25.4.	Exemptions from the Right of First Offer	107
25.5.	Obligation to Notify	107
25.6.	BC Hydro Right to Become Operator	108

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25.7.	Clarification	109
26.	SECURITY	109
26.1.	Initial Security	109
26.2.	Priority	109
26.3.	Additional Documents	109
26.4.	Further Assurances and Future Property	110
26.5.	Releases and Consents	110
27.	INSURANCE	110
27.1.	Obligation to Maintain Insurance	110
27.2.	Allocation of Premiums	111
27.3.	Delivery of Proposed Schedule and Related Documentation	111
27.4.	Information and Notice of Cancellation	112
27.5.	Claims Protocol	112
27.6.	Alternative Insurance	112
27.7.	Erosion of Insurance Coverage	113
27.8.	Insurance Proceeds	114
27.9.	Segregated Insurance Account	115
28.	OBLIGATIONS ON SUBSTANTIAL DAMAGE OR DESTRUCTION	115
28.1.	Decision to Repair/Rebuild Prior to January 1, 2036	115
28.2.	Deadlock on Decision to Repair/Rebuild From and After January 1, 2036	117
29.	DISPUTE RESOLUTION	119
29.1.	Arbitration	119
30.	CONFIDENTIALITY	120
30.1.	General	120
30.2.	Exceptions	120
30.3.	Duration of Confidentiality	121
30.4.	Exclusions from Confidentiality Restriction	122
31.	LIABILITY AND INDEMNITIES	122
31.1.	Indemnification by Operator	122
31.2.	Indemnification of Operator	122
31.3.	Mutual Indemnification	122
31.4.	Excluded Waneta Equipment	123
31.5.	Water Use Planning	123
31.6.	Remediation Covenant	124
31.7.	No Consequential Damages	125
32.	GENERAL PROVISIONS	125
32.1.	Third Party Claims	125
32.2.	Notices	126
32.3.	Reliance on Specified Index or Indices	127
32.4.	Partition	128

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32.5.	Modification	128
32.6.	Waiver	128
32.7.	Interpretation and Severability	128
32.8.	Governing Law	129
32.9.	Asset Purchase Agreement	129
32.10.	Further Assurances	129
32.11.	Survival of Terms and Conditions	129
32.12.	Enurement	129
32.13.	No Third Party Beneficiaries	130
32.14.	No Obligation to Serve	130
32.15.	Waneta Reserve	130
32.16.	Consideration	130
32.17.	Counterparts	131

CO-OWNERSHIP AND OPERATING AGREEMENT

THIS AGREEMENT is made as of the 5th day of March, 2010

BETWEEN:

BRITISH COLUMBIA HYDRO AND POWER AUTHORITY, a Crown corporation organized and existing under the laws of British Columbia

(“BC Hydro”)

AND:

TECK METALS LTD., a company incorporated under the laws of Canada

(“Teck”)

WHEREAS, BC Hydro and Teck jointly own the Waneta Plant and the balance of the Waneta Assets and wish to set out their respective rights and obligations with respect to their joint ownership thereof and the management and operation thereof pursuant to the terms of this Agreement.

NOW THEREFORE, this Agreement witnesses that for good and valuable consideration, the receipt and sufficiency of which each of the Parties acknowledges, the Parties hereto agree as follows:

1.	DEFINITIONS AND INTERPRETATIONS
1.1.	Definitions
(a)	“Accounting Procedure” means the accounting procedure set forth in Schedule A, as it may be amended, modified or restated from time to time.
(b)	“Adjustment Factor” has the same meaning as set forth in the CPA.
(c)	“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under common Control with, such Person.
(d)

“Agreed Inflation Factor” means, on any date, the fraction obtained where the numerator is the Consumer Price Index for Canada (all Items) for the applicable year and the denominator is the Consumer Price Index for Canada (all Items) for the immediately preceding year, with appropriate mathematical adjustment made to ensure that both numerator and denominator have been prepared on the same basis.

(e)	“Agreement” means this Agreement, including all written amendments and modifications thereof, and all Schedules and exhibits, which are incorporated herein by this reference.
(f)

“Alternate Means” means overcoming a KI Delivery Limitation or making BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection or another point of interconnection with the BCTC System by alternate means, which may include, without limitation, new or upgraded transmission, use of other available transmission rights or wheeling on third party systems.

(g)

“Applicable Laws” means at any given time all applicable international, federal, state, provincial, municipal, local and foreign statutes, codes, ordinances, decrees, rules, regulations and by-laws, and judicial, executive, arbitral, administrative, ministerial, departmental or regulatory judgments, decrees, decisions, rulings, awards, policies, requirements, standards, guidelines, permits, licences, authorizations, approvals, orders and requirements of any Governmental Authority and other laws (including common law), in each case having the force of law and in force or effect at that time, including, without limitation, all Environmental Laws.

(h)	“Asset Purchase Agreement” means the asset purchase agreement dated September 22, 2009 between BC Hydro, Teck, Teck Resources Limited and TCAI Incorporated.
(i)

“BC Hydro Security Documents” means the security documents delivered by BC Hydro to Teck pursuant to Section 7.3(f) of the Asset Purchase Agreement and any additional documents that may be delivered from time to time by BC Hydro pursuant thereto or pursuant to Section 26 and all other security held by Teck from time to time for any of BC Hydro’s Obligations.

(j)	“BC Hydro’s Share of Actual Generation” has the meaning set forth in Section 13.1(a).
(k)	“BCTC” means British Columbia Transmission Corporation.
(l)

“BCTC System” means the transmission, protection, control and communication facilities: (i) owned by BCTC or by BC Hydro; and (ii) operated by BCTC in British Columbia, and includes all modifications thereto and repairs or replacements thereof.

(m)	“BCUC” means the British Columbia Utilities Commission.
(n)	“BC/US Boundary” means, subject to Section 21.4, the international boundary between Canada (limited to the southern border of British Columbia) and the United States of America.
(o)	“Books and Records” means the documents and records of any nature or kind and in any form (including software, passwords and other information and means of or for access thereto), in each case relating to the Waneta Assets, of the Operator required to be maintained in accordance with the Operating Standard or to comply with Applicable Laws or Governmental Authorizations and of the Manager required to be maintained pursuant to the Management Agreement, including agreements; construction drawings and specifications; operating records; maintenance, inspection, test results, improvement and upgrading records; spare parts records; equipment specifications; age and condition reports on major equipment; manuals; engineering, environmental, appraisal and feasibility studies or reports; accounting records, financial statements and financial working papers.

(p)	“Budget” means each Operating Budget, Sustaining Capital Budget and Non-Sustaining Capital Budget.
(q)	“Budgetary Period” means for each Budget, the first Fiscal Year contemplated by each such Budget.
(r)	“Business Day” means any day of the year except Saturdays, Sundays and statutory holidays in the Province of British Columbia.
(s)	“Cash Call” has the meaning set forth in Section 10.4.
(t)	“Clean or Renewable Electricity” means:
(i)

electricity that meets the requirements for clean or renewable electricity set out in the guidelines issued by the British Columbia Ministry of Energy, Mines and Petroleum Resources in June 2008, including any amendments thereto from time to time, and

(ii)

in the event that such requirements are substantially amended, modified, restated or replaced, electricity that meets any future requirements of the Province of British Columbia from time to time relating to acceptable sources of electricity for the purposes of contributing towards the Province’s goal of electricity self-sufficiency or other targets involving acceptable generation resources or technologies.

(u)

“Control” as used in Sections 1.1(c) and 2.3: (i) when applied to the relationship between a Person and a corporation, means the right by that Person to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the corporation; (ii) when applied to the relationship between a Person and a partnership, means either the beneficial ownership by that Person at the relevant time of more than 50% of the ownership interests of the partnership in circumstances where it can reasonably be expected that such Person directs the affairs of the partnership or that such Person otherwise directs the affairs of the partnership as a result of being, or having the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of, the general partner or managing partner of the partnership; and (iii) when applied to the relation between a Person and a trust, means that Person that can reasonably be expected to direct the affairs of such trust. Without limiting the foregoing, the Province of British Columbia is deemed to Control a corporation: (i) that is, under an Act, an agent of the government, (ii) of which the government owns, directly or indirectly, more than 50% of the issued voting shares, or (iii) when a majority of the members of the corporation or of its board of directors or board of management consists of either or both of the following: (A) persons appointed as members by the Lieutenant Governor in Council, by a minister or by an Act; or (B) public officers acting as public officers.

(v)	“Co-Owner” means a Person that has a Participation Interest.
(w)	“Costs” means all items of outlay and expense whatsoever, direct or indirect, with respect to Operations, including, without limitation:
(i)	Sustaining Capital Expenditures;
(ii)	Non-Sustaining Capital Expenditures, including, without limitation, the costs of completing any Upgrades;
(iii)

costs incurred by the Operator (as Operator but not as Co-Owner) in carrying out its obligations under this Agreement, including, without limitation, the costs charged by the Manager pursuant to the Management Agreement in performing its obligations thereunder as they relate solely to the Waneta Assets, out of pocket costs, labour charges including benefits for its employees directly engaged in Operations and a reasonable allocation of overhead (excluding head office overhead), and any costs incurred by the Operator in accordance with Section 9.5, all as determined and allocated in the manner set forth in the Accounting Procedure;

(iv)	reimbursement of any Co-Owner for costs it incurs (in its capacity other than as Operator) in completing tasks assigned to it with the unanimous approval of the Operating Committee; and
(v)	other items of outlay and expense expressly identified as Costs under this Agreement,

but for certainty, excluding all items of outlay and expense whatsoever, direct or indirect, incurred by the Operator in connection with, or arising from, any assets of either Co-Owner that are not Waneta Assets, including, without limitation, the Excluded Assets; and excluding property taxes and Water Rental Fees.

(x)	“Cover Payment” has the meaning set forth in Section 10.7(a).
(y)

“CPA” means the First Amended and Restated 2005 Canal Plant Agreement dated for reference February 15, 2010 between BC Hydro, FortisBC, Teck, Brilliant Power Corporation, Brilliant Expansion Power Corporation and Waneta Expansion Power Corporation, as may be further amended, modified or restated from time to time.

(z)	“CPA Scheduling Agreement” means the Teck Cominco CPA Scheduling Agreement made as of the 1st day of July, 2005 between Teck and BC Hydro, as may be amended, modified or restated from time to time.
(aa)

“CPA Subagreement” means the Amended and Restated CPA Subagreement dated for reference February 15, 2010 between FortisBC, Teck, Brilliant Power Corporation, Brilliant Expansion Power Corporation, and Waneta Expansion Power Corporation, as may be amended, modified or restated from time to time.

(bb)

“Dam Safety Plan” means a plan, program or system (by whatever name it is identified and in whatever format it is prepared) that conforms to dam engineering and safety assessment practices as set out in Applicable Laws, including the Water Act and British Columbia Dam Safety Regulations, and requirements and expectations of the Water Comptroller including to the extent applicable the principles of the Canadian Dam Association’s Dam Safety Guidelines, as may be amended or replaced from time to time, including any existing or future requirement to prepare, and to file with regulatory authorities as and when required any operational or dam safety management details such as: (i) an operating, maintenance and surveillance manual (ii) an annual dam safety report, (iii) annual pro-forma reports and compliance forms, (iv) an annual instrumentation plan, (v) emergency response plans, and (vi) periodic third party dam safety reviews. Such plan or system shall be designed for assuring the safety and operational integrity of the Waneta Plant throughout the range of operating conditions (including emergency conditions), to reduce or otherwise manage the risk of uncontrolled release of water associated with the Waneta Plant.

(cc)	“Defaulting Party” has the meaning set forth in Section 24.1.
(dd)	“Dispute” has the meaning set forth in Section 29.1.
(ee)	“Early Termination Date” has the meaning set forth in Section 24.3.
(ff)	“Effective Date” means the date first written above.
(gg)	“Emerald Substation” means the 63 kV switching station at Warfield, B.C.
(hh)

“Emergency Response Plan” means a plan, program or system (by whatever name it is identified and in whatever format it is prepared) that is designed to assist in responding to emergency incidents associated with the Waneta Plant and Operations as they occur.

(ii)	“Entitlement Calculation Program” has the same meaning as set forth in Schedule A of the CPA.
(jj)	“Entitlement Capacity” has the same meaning as set forth in the CPA.
(kk)	“Entitlement Capacity Deficit” has the meaning set forth in Section 15.1(a).

(ll)	“Entitlement Energy” has the same meaning as set forth in the CPA.
(mm)	“Entitlement Energy Deficit” has the meaning set forth in Section 15.1(b).
(nn)	“Entitlement Parties” has the same meaning as set forth in the CPA.
(oo)

“Environment” includes the air (including all layers of the atmosphere), land, (including soil, sediment deposited on land, fill, and lands submerged under water), and water (including oceans, lakes, reservoirs, rivers, streams, groundwater and surface water).

(pp)

“Environmental Attributes” means all attributes of an environmental nature that are created or otherwise arise from energy generated by or attributable to the Waneta Plant, including, but not limited to tags, certificates or similar products or rights that may be associated with the Waneta Plant as a “green” or “renewable” electric generation resource, including all credits, allowances, offsets and similar rights issued, recognized, created or otherwise arising and associated with energy generated by or attributable to the Waneta Plant which may be used to claim responsibility for, or ownership of, any avoidance or reduction of emissions or pollutants, and specifically including the right to claim the energy as Clean or Renewable Electricity.

(qq)

“Environmental Contaminants” means any substance or material, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or release of which into the Environment is prohibited, regulated, controlled, or licenced under any Environmental Laws or by any Governmental Authority pursuant to any Environmental Laws including, without limitation, any contaminant, pollutant, hazardous, corrosive or toxic substance, flammable material, explosive material, radioactive material, dangerous goods or substance, gas, microwaves, waste, urea formaldehyde, mercury, asbestos materials, hydrocarbon contaminant, deleterious substance, noxious substance, and compounds known as chlorobiphenyls, and hazardous waste, provided however for purposes of this definition, water shall be considered an Environmental Contaminant only to the extent that it contains, or is itself, a deleterious substance for purposes of Environmental Laws.

(rr)

“Environmental Laws” means at any given time all applicable international, federal, state, provincial, municipal, local and foreign statutes, codes, ordinances, decrees, rules, regulations and by-laws, and judicial, executive, arbitral, administrative, ministerial, departmental or regulatory judgments, decrees, decisions, rulings, awards, policies, requirements, standards, guidelines, permits, licences, authorizations, approvals, orders and requirements of any Governmental Authority and other laws (including common law), in each case having the force of law and in force and effect at that time in any way relating to (i) the protection of the Environment; (ii) plant species or wildlife (including, without limitation, birds, land-based and aquatic species, fish and fish habitat) including the health or preservation thereof; (iii) human health including occupational health and safety; or (iv) the transportation of dangerous goods.
(ss)

“Environmental Management Plan” means a plan, program or system (by whatever name it is identified and in whatever format it is prepared) that is designed to remove or reduce the risk of environmental hazards and impacts associated with the Waneta Plant and Operations (including impacts on fish and fish habitat) and which (i) identifies actual and potential environmental hazards and impacts; (ii) identifies the physical barriers and non-physical control measures in place and/or to be employed to address the environmental hazards and impacts; and (iii) identifies the risks associated with the hazards and impacts before and after barriers and control measures are in place.

(tt)	“Event of Default” has the meaning set forth in Section 24.1.
(uu)	“Exchange Accounts” has the same meaning as set forth in the CPA.
(vv)

“Excluded Assets” means the Excluded Assets identified in Schedule 1.1(cc) of the Asset Purchase Agreement and all tangible personal property of BC Hydro or Teck that is used periodically in connection with Operations but primarily for other purposes and is not in the ordinary course located at the Waneta Plant.

(ww)

“Excluded Waneta Equipment” means, for the purposes of this Agreement including Sections 21.3(b) and 31.4, all electrical and ancillary equipment located on, under or in the Waneta Substation and / or the Waneta Substation yard providing for the transfer of electricity from the Waneta Plant to any transmission assets interconnected with the Waneta Substation, as such equipment may be upgraded or replaced from time to time, but excluding (i) the four generation feeder transmission lines running from the powerhouse up to and including their respective disconnects at the Waneta Substation, together with any equipment required for the operation of each generation feeder transmission line and its associated revenue quality unit generation meter located on the generation side of each such disconnect at the Waneta Substation (which are Waneta Assets and do not form part of the Excluded Assets); and (ii) the equipment and assets comprising the Interconnection Facilities as such term is defined in the Waneta 18 Line Agreement (May 1, 2007) between Teck and FortisBC (which do form part of the Excluded Assets).

(xx)

“Existing Waneta Upgrades” means those upgrades to the Units forming part of the Waneta Plant that were completed from 1996 to 2007 and which resulted in the output from the Waneta Plant being increased from 375MW to 493MW.

(yy)	“Expiry Date” has the meaning set forth in Section 28.2(a).
(zz)	“FERC License” has the same meaning as set forth in the Asset Purchase Agreement.

(aaa)	“Fiscal Year” means a calendar year, provided that the first Fiscal Year shall commence on the Effective Date and end on December 31, 2010.
(bbb)

“Force Majeure” means any event or circumstance which prevents one Party from performing its obligations under this Agreement, which event or circumstance is not within the reasonable control of, or the result of the negligence of, that Party, and which, by the exercise of due diligence, that Party is unable to overcome or avoid or cause to be avoided.

(ccc)	“FortisBC” means FortisBC Inc.
(ddd)	“FortisBC Line 71 Rights” has the meaning set forth in Section 19.4(c).
(eee)	“Freshet” means the calendar months of May, June and July of each year.
(fff)	“GAAP” means accounting principles generally accepted in Canada for publicly accountable enterprises, from time to time.
(ggg)

“Good Utility Practice” means any of the practices, methods and acts engaged in or approved by a significant portion of the electric utility industry in the Western Electricity Coordinating Council region during the relevant time period, or any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Utility Practice is not intended to be limited to the optimum practice, method or act to the exclusion of all others, but rather to be acceptable practices, methods or acts generally accepted in the Western Electricity Coordinating Council region.

(hhh)

“Governmental Authority” means any federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, having jurisdiction over the subject matter, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing, but for certainty, excludes BC Hydro.

(iii)

“Governmental Authorizations” means those permits, licenses, authorizations, approvals and orders forming part of the Waneta Assets from time to time including, without limitation, as at the Effective Date those permits, licences authorizations, approvals and orders set forth in Schedule 1.1(gg) to the Asset Purchase Agreement.

(jjj)	“ICE Index” means for any given day:
(i)

for On-Peak hours, the Mid-C Peak Index, being the volume-weighted “average” price for Mid-C day ahead transactions in On-Peak hours in that day (or days where the index covers more than one day), as published in the ICE (Intercontinental Exchange) Day Ahead Power Price Report; and

(ii)

for Off-Peak hours, the Mid-C Off-Peak Index, being the volume-weighted “average” price for Mid-C day ahead transactions in Off-Peak hours in that day (or days where the index covers more than one day), as published in the ICE (Intercontinental Exchange) Day Ahead Power Price Report,

as the case may be, and as such index may be amended, updated or revised from time to time.
(kkk)	“Independent Accountant” means the accountant appointed pursuant to Section 6.7(a)(iv).
(lll)	“Industrial Load” means the electricity requirements of the Industrial Operations, net of any self-generation.
(mmm)

“Industrial Operations” means Teck’s zinc refinery, lead smelter and associated industrial operations at Trail and Warfield, British Columbia, including the oxygen plant and other third party-owned facilities integrated into those industrial operations.

(nnn)	“Insolvency Proceeding” means any:
(i)

action or proceeding for the winding up or dissolution of either Party, including, without limitation, the appointment or application for appointment of any liquidator or Person with similar powers for such purposes;

(ii)

action or proceeding in respect of either Party (including, without limitation, the making of a general assignment for the benefit of creditors, the filing of a proposal or plan of arrangement or an application for appointment of any Receiver) under any bankruptcy or insolvency legislation or any other legislation providing for a moratorium or restructuring of debts and other liabilities (including, without limitation, the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada)); or

(iii)	appointment (whether pursuant to any instrument or by court order) of a Receiver over all or substantially all of the assets of a Co-Owner or any part of a Co-Owner’s Participation Interest.
(ooo)	“10.KI Delivery Limitations” has the meaning set forth in Section 19.6.
(ppp)

“Kootenay Interconnection” has the meaning set forth in Schedule B to the CPA, or in any Replacement CPA, and any additional points of interconnection that BCTC designates as being included within the “Kootenay Interconnection” scheduling point.

(qqq)	“Legal Obligations” means at any given time, obligations pursuant to, and the requirements of, Applicable Laws, Governmental Authorizations, and the Assumed

Contracts (as that term is defined in the Asset Purchase Agreement) and any other agreements, contracts or commitments forming part of the Waneta Assets at that time.
(rrr)

“Liabilities” means claims, actions, causes of action, suits, proceedings, assessments, losses, damages, liabilities, debts, costs and expenses (including, without limitation, interest, penalties and reasonable legal fees on a solicitor and his own client basis) of every nature and kind.

(sss)	“Lien” means, whether or not registered or registrable or recorded or recordable and regardless of how created or arising, any:
(i)

mortgage, security interest, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement (including, without limitation, any capital lease), or security created under the Bank Act (Canada), that secures performance of any obligation or payment to any Person, including Taxes;

(ii)

encumbrance, charge or interest in property or assets, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or otherwise, that secures performance of any obligation or payment to any Person, including Taxes; and

(iii)	agreement to create, or right capable of becoming, any of the foregoing.
(ttt)

“Line 71” means the 230 kV transmission line running from the Waneta Substation to the Nelway substation and to the BC/US Boundary where it interconnects with the transmission system of Bonneville Power Administration, and includes any associated transformers, breakers and ancillary equipment and upgrades or replacements thereto owned by Teck from time to time.

(uuu)

“Line 71 Agreement” means the agreement dated April 15, 2002 between Teck and BC Hydro, as amended by the Line 71 Amending Agreement dated for reference December 6, 2002 (in each case as may be assigned by BC Hydro to BCTC), which describes the rights and obligations between the parties thereto relating to Teck’s power exports to and imports from the United States of America, as may be further amended, modified, or restated from time to time.

(vvv)	“Line 71 Assets” means:
	(i)	Line 71;
	(ii)	the Line 71 Substation Equipment; and
(iii)

any real property and real property rights (including rights of way) owned or held by Teck associated with any of the foregoing, but for certainty, excluding any real property and real property rights that are Waneta Assets.

(www)	“Line 71 Scheduling Rights” means the rights available to Teck under the Line 71 Agreement to schedule the export of power from British Columbia to the United States of America.
(xxx)

“Line 71 Substation Equipment” means all electrical and ancillary equipment located on, under or in the Waneta Substation and / or the Waneta Substation yard required for the transfer of electricity from the Waneta Plant to Line 71, as such equipment may be upgraded or replaced from time to time, but excluding the four generation feeder transmission lines running from the powerhouse up to and including their respective disconnects at the Waneta Substation, together with any equipment required for the operation of each generation feeder transmission line and its associated revenue quality unit generation meter located on the generation side of each such disconnect at the Waneta Substation (which are Waneta Assets and do not form part of the Line 71 Substation Equipment).

(yyy)	“Manager” means the Person appointed under Section 8.
(zzz)

“Management Agreement” means the Waneta Management Agreement made the 1st day of May, 1996 between Cominco Ltd. (now Teck) and West Kootenay Power Ltd. (now FortisBC), as amended by the Waneta Management Amending Agreement dated January 1, 1998, the Waneta Management Amending Agreement No. 2 dated July 18, 2003 and the Waneta Management Amending Agreement No. 3 dated as of January 21, 2010, as may be further amended, modified or restated from time to time, or any replacement agreement pursuant to which the Operator engages the services of the Manager, regardless of whether FortisBC is a party thereto or not.

(aaaa)	“Minimum Take” has the same meaning as set forth in the CPA.
(bbbb)	“Monthly Invoice” has the meaning set forth in Section 10.3.
(cccc)	“Nelway Arrangements” means:
(i) the Nelway Agreement between Teck Cominco Metals Ltd. (now Teck) and BC Hydro dated December 6, 2002;
(ii) the right of way granted by BC Hydro to Teck registered in the Kamloops Land Title Office under no’s LB350362, LB350363, LB357643 and LB357644; and
(iii) the interconnection agreement dated April 5, 2004 between Teck and BCTC.
(dddd)	“NERC Holiday” means any day designated as a holiday by the North American Electric Reliability Council or any successor organization or other applicable regional reliability organization.
(eeee)	“Non-Defaulting Party” means the Co-Owner that is not the Defaulting Party.

(ffff)	“Non-Routine Compliance Audit” has the meaning set forth in Section 7.11.
(gggg)	“Non-Selling Co-Owner” has the meaning set forth in Section 25.3(a).
(hhhh)

“Non-Sustaining Capital Budget” means an estimate of all Non-Sustaining Capital Expenditures to be incurred by the Co-Owners for the next ensuing ten Fiscal Years or longer period, pursuant to (i) approved capital projects and plans, (ii) capital projects and plans for which approval is sought, and (iii) capital projects and plans under consideration but for which approval is not yet sought, in each case relating to non-sustaining capital items, including a detailed description and estimates of Non-Sustaining Capital Expenditures by month for the Budgetary Period, together with supporting documentation for each project or plan for which approval is sought, which shall include project scope documents and capital project approval process documentation (presently known as ‘capital project stage gating process’) for the Budgetary Period and future Fiscal Years for which it is available.

(iiii)	“Non-Sustaining Capital Expenditures” means all capital expenditures made or to be made other than Sustaining Capital Expenditures.
(jjjj)

“Obligations” means, with respect to a Party, all obligations to be performed by such Party under this Agreement (whether as Co-Owner or Operator), the CPA (including any Replacement CPA), the Surplus Power Rights Agreement and the Security Documents, which for greater certainty shall include any obligation of such Party thereunder to pay money to the other Party, including, without limitation, any obligation of such Party to pay to the other Party:

(i)

damages arising from any breach, disclaimer, termination or cancellation (including, without limitation, by any Person acting on behalf of such Party or on behalf of its creditors in any Insolvency Proceeding) of this Agreement, the CPA (including any Replacement CPA), the Surplus Power Rights Agreement and/or the Security Documents or any of the representations, warranties, covenants or obligations of such Party under them (whether or not specifically payable under any such agreement), including any liquidated or agreed damages provided for in any such agreement;

(ii)

all costs incurred by the other Party in the enforcement of this Agreement, the CPA (including any Replacement CPA), the Surplus Power Rights Agreement and/or Security Documents (including, without limitation, all amounts expended by or on behalf of the other Party in performance of any of the Obligations following default thereof by such Party); and

	(iii)	interest on amounts payable by such Party to the other Party under or in respect of any of this Agreement, the CPA (including any Replacement CPA), the Surplus Power Rights Agreement and/or the Security Documents, from the due date to the date of payment, at the applicable rate specified in the applicable agreement, or if no rate is specified at the rate specified in Section 10.6(b).
(kkkk)	“Off-Peak” means hours ending (“HE”) 0100 through HE 0600 and HE 2300 through HE 2400 PPT and all hours on Sundays and NERC Holidays.
(llll)	“Offered Participation Interest” has the meaning set forth in Section 25.3(a).
(mmmm)	“Offer” has the meaning set forth in Section 28.2.
(nnnn)	“Offeror” has the meaning set forth in Section 28.2.
(oooo)	“On-Peak” means hours ending (“HE”) 0700 through HE 2200 (16 hours per day) PPT, Monday through Saturday (6 days per week), excluding NERC Holidays.
(pppp)	“Operating and Management Plan” means the Dam Safety Plan, Emergency Response Plan, Environmental Management Plan, Public Safety Plan and Worker Safety Plan.
(qqqq)

“Operating Budget” means a detailed estimate of Costs (other than Sustaining Capital Expenditures and Non-Sustaining Capital Expenditures) to be incurred by the Co-Owners by month during the Budgetary Period in connection with owning, operating, managing and maintaining the Waneta Assets in accordance with the Operating and Management Plan, and an estimate of annual operating expenditures for at least the next succeeding four Fiscal Years (the Co-Owners recognizing that the estimates will be less detailed and accurate in the later Fiscal Years), in each case together with reasonable supporting documentation with respect to each category of Costs.

(rrrr)	“Operating Committee” means the committee established under Section 6 to oversee the Operator and to make certain fundamental decisions regarding Operations.
(ssss)	“Operating Month” has the meaning set forth in Section 10.4.
(tttt)	“Operating Standard” has the meaning set forth in Section 7.1.
(uuuu)

“Operations” means all activities carried out from and after the Effective Date in respect of the ownership, management, operation and maintenance of the Waneta Assets including, without limitation, capital work and operation and maintenance of the Waneta Plant.

(vvvv)	“Operations Account” has the meaning set forth in the Accounting Procedure.
(wwww)	“Operator” means the Person appointed as operator under Section 7, or any successor Operator.

(xxxx)	“Party” means a party to this Agreement, its successors and permitted assigns.
(yyyy)

“Participation Interest” means, in respect of either Co-Owner, that Co-Owner’s undivided interest in the Waneta Assets, and all rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder.

(zzzz)

“Participation Percentage” means, in respect of a Co-Owner, that Co-Owner’s Participation Interest relative to the Co-Owners’ aggregate Participation Interests expressed as a percentage. Participation Percentages shall be calculated to four decimal places and rounded to three (e.g., 33.3333% rounded to 33.333%). Decimals with the number “6” or more appearing in the fourth decimal place are rounded up, decimals with the number “4” or less appearing in the fourth decimal place are rounded down, and decimals with the number “5” appearing in the fourth decimal place are rounded up or down to the nearest even number (or zero) in the third decimal place. The initial Participation Percentages of the Co-Owners are set forth in Section 5.2. For certainty, the Participation Percentages of the Co-Owners shall always add up to 100%.

(aaaaa)

“PASDA” means the Power Asset Sale and Development Agreement made the 18th day of May, 1994 between Her Majesty the Queen in right of the Province of British Columbia as represented by the Minister of Employment and Investment, and Cominco Ltd., as amended by the Power Asset Amendment Agreement (Brilliant) between Cominco Ltd. and Columbia Power Corporation dated May 22, 1996, and as may be amended, modified or restated from time to time.

(bbbbb)	“Permitted Encumbrances” means
	(i)	inchoate, unregistered Liens for Taxes which are not delinquent;
(ii)

other Liens for Taxes, provided and for so long as the validity of the liability for such Taxes is being contested at the time in good faith by proper legal proceedings and provided further that adequate provision has been made for their payment;

(iii)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, material men, carriers and others in respect of the construction, maintenance, repair or operation of the Waneta Assets, provided adequate holdbacks are being maintained as required by Applicable Laws;

	(iv)	Liens granted by a Co-Owner in favour of a Person, provided that such Person has agreed in writing with and in favour of the other Co-Owner (such agreement to be in form and substance to the satisfaction of the other Co-Owner acting reasonably), that such Liens rank subordinate in all respects to the interests of the other Co-Owner (including, without limitation, the interest of such other Co-Owner under the Security Documents held by such other Co-Owner and any interest acquired by such other Co-Owner pursuant to Section 10.7(c)) and are subject to the terms of this Agreement, that enforcement of its Liens shall be in accordance with, and subject to the terms of, this Agreement and for greater certainty, such Person shall be bound by the obligations of such granting Co-Owner under Section 25 with respect to any Transfer arising from such enforcement; and

(v)	Purchase Money Liens.
(ccccc)

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization, association or Governmental Authority.

(ddddd)	“PPT” means the prevailing time in the Pacific time zone.
(eeeee)	“Preceding Year” means, with respect to the 2010 calendar year or any subsequent Fiscal Year, the calendar year immediately prior thereto.
(fffff)

“Prime Rate” means, on any date, the annual rate of interest publicly announced from time to time by The Royal Bank of Canada at its principal office in Vancouver, BC as its reference rate for determining floating rates of interest for loans made by it in Canadian Dollars to Canadian borrowers and as to which from time to time a certificate of an officer of The Royal Bank of Canada shall be conclusive evidence.

(ggggg)	“Projected Deficiency” has the meaning set forth in Section 24.4(a)(i).
(hhhhh)	“Projected Net Operating Proceeds” has the meaning set forth in Section 24.4(a)(i).
(iiiii)

“Public Safety Plan” means a plan, program or system (by whatever name it is identified and in whatever format it is prepared) that is designed to remove or reduce the risk of public injury or death at, or associated with the Waneta Assets and Operations, and which (i) identifies public safety hazards related to public access to the Waneta Assets and its infrastructure, the headpond and the immediately affected river downstream as well as related banks and slopes; (ii) identifies public activities in the area affected by the Waneta Assets and Operations; and (iii) identifies safety control measures to be employed to protect the public.

(jjjjj)

“Purchase Money Lien” means any Lien (including, for greater certainty, any capital lease and any refinancing of such Lien which does not increase the principal amount secured or extend the charge of such Lien to other property) on property comprising Waneta Assets which:

(i) secures payment of the unpaid purchase price of such property (together with interest thereon and associated costs);

(ii)	does not charge any other Waneta Assets;
(iii)	arises after the Effective Date in accordance with this Agreement;
(iv)	charges the Participation Interest of each Co-Owner in such property and has been consented to by each such Co-Owner; and
(v)	the holder thereof has provided to the Co-Owners any consent or agreement required or contemplated by this Agreement in connection with the charging of such property by the Security Documents.
(kkkkk)	“Receiver” means a receiver, receiver and manager, receiver-manager, custodian, trustee in bankruptcy, liquidator, monitor, court or any Person with like powers.
(lllll)	“Recipient” has the meaning set forth in Section 28.2.
(mmmmm)	“Replacement Contract” has the meaning set forth in Section 23.5(b).
(nnnnn)

“Replacement CPA” means any agreement that replaces the CPA as between Teck and BC Hydro, or among Teck, BC Hydro and others, including, without limitation, any agreement entered into pursuant to Section 17.1(a), and any replacement agreement contemplated by Section 17.1(f) that replaces such agreement, in each case, as may be amended, modified or restated from time to time.

(ooooo)	“Replacement Price” has the meaning set forth in Section 23.2(d).
(ppppp)	“Reply Notice” has the meaning set forth in Section 25.3(d).
(qqqqq)	“Reviewing Party” has the meaning set forth in Section 7.11.
(rrrrr)	“ROFO Closing Date” has the meaning set forth in Section 25.3(e).
(sssss)	“Routine Compliance Audit” has the meaning set forth in Section 7.11.
(ttttt)	“Sale Circumstances” has the meaning set forth in Section 24.4.
(uuuuu)	“Sale Notice” has the meaning set forth in Section 25.3(b).
(vvvvv)	“Season” has the same meaning as set forth in the CPA.
(wwwww)	“Security Documents” means the BC Hydro Security Documents or the Teck Security Documents, as the context may require.
(xxxxx)	“Segregated Bank Account” has the meaning set forth in Section 10.4.
(yyyyy)	“Segregated Insurance Account” has the meaning set forth in Section 27.9.
(zzzzz)	“Seller’s Offer” has the meaning set forth in Section 25.3(a).

(aaaaaa)	“Selling Co-Owner” has the meaning set forth in Section 25.3(a).
(bbbbbb)	“Settlement Amount” has the meaning set forth in Section 24.3(b).
(cccccc)	“Shotgun Closing Date” has the meaning set forth in Section 28.2(d).
(dddddd)	“Standstill Period” has the meaning set forth in Section 24.4.
(eeeeee)	“Surplus Power Rights Agreement” means the Surplus Power Rights Agreement dated the date hereof between BC Hydro and Teck, as may be amended, modified or restated from time to time.
(ffffff)

“Sustaining Capital Budget” means an estimate of all Sustaining Capital Expenditures to be incurred by the Co-Owners for the next ensuing 5 Fiscal Years or longer period, pursuant to (i) approved capital projects and plans, (ii) capital projects and plans for which approval is sought, and (iii) capital projects and plans under consideration but for which approval is not yet sought, in each case relating to sustaining capital items, including a detailed description and estimates of Sustaining Capital Expenditures by month for the Budgetary Period, together with supporting documentation for each project or plan for which approval is sought, which shall include project scope documents and capital project approval process documentation (presently known as ‘capital project stage gating process’) for the Budgetary Period and future Fiscal Years for which it is available.

(gggggg)

“Sustaining Capital Expenditures” means capital expenditures made or to be made with a view to maintaining and sustaining the existing output and reliability of the Waneta Assets (or increasing the existing output or reliability of the Waneta Assets where such increase is incidental to non-discretionary replacement of existing equipment).

(hhhhhh)

“Tax” and “Taxes” means any or all Canadian federal, provincial, local or foreign (i.e., non-Canadian) income, gross receipts, real property gains, goods and services, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum, or other taxes, levies, governmental charges or assessments of any kind whatsoever.

(iiiiii)

“Teck Security Documents” means the security documents delivered by Teck to BC Hydro pursuant to Section 7.2(i) of the Asset Purchase Agreement and any additional documents that may be delivered from time to time by Teck pursuant thereto or pursuant to Section 26 and all other security held by BC Hydro from time to time for any of Teck’s Obligations.

(jjjjjj)	“Teck’s Entitlement Capacity” means the Entitlement Capacity under the CPA attributable to Teck’s Participation Percentage of the Waneta Plant.

(kkkkkk)	“Teck’s Entitlement Energy” means the Entitlement Energy under the CPA attributable to Teck’s Participation Percentage of the Waneta Plant.
(llllll)	“Teck’s Share of Actual Generation” has the meaning set forth in Section 13.1(b).
(mmmmmm)

“Teck Transmission Rights” means, all of the transmission-related rights and benefits of Teck, including, without limitation, all rights and benefits of Teck to Line 71 and under or pursuant to the Line 71 Agreement necessary to satisfy its obligations under Sections 19 and 20.

(nnnnnn)	“Terminated Transactions” has the meaning set forth in Section 24.3(b).
(oooooo)	“Termination Date” has the meaning set forth in Section 25.3(g).
(pppppp)	“Termination Payment” has the meaning set forth in Section 24.3(b).
(qqqqqq)	“Third Party Referee” has the meaning set forth in Section 6.7(b).
(rrrrrr)

“Transfer” means any sale, exchange, transfer, assignment, gift, alienation, transmission or a transaction, whether voluntary, involuntary or by operation of law by which any or all of the legal or beneficial right, title and interest in the Participation Interest of a Co-Owner (or in the case of Section 21.3(c), the Line 71 Assets) passes from one Person to another, whether or not for value, and “Transfer”, “Transferred”, “Transferor” and “Transferee” and similar expressions have corresponding meanings, and for certainty “Transfer” specifically excludes any Lien constituting a Permitted Encumbrance contemplated by Section 1.1(bbbbb)(iv) or Section 1.1(bbbbb)(v), but shall include any transfer, assignment, alienation or other disposition of any right, title or interest arising pursuant to the enforcement of such Lien (including, for greater certainty, any such transfer arising from order absolute of foreclosure or any other legal process).

(ssssss)

“Unit” means machinery and equipment making up a complete and independent hydro-electric generator including water passages, turbine, exciter, generator and generator output transformer and replacements thereof.

(tttttt)

“Unit 3 Life Extension Upgrade” means the unit 3 life extension and turbine replacement projects currently identified in the “Capital Projects – Draft” budget under Planning No. X070106 and described as P6 U3 Unit Life Extension and P6 U3 Turbine Replacement therein, but for certainty does not include any material increase to the scope of such projects from that as so described.

(uuuuuu)	“Upgrade” means:
(i)

that portion of any action and/or capital expenditure undertaken with the intent to increase the Entitlement Capacity and/or Entitlement Energy (in each case attributable to 100% of the Waneta Plant as determined by the

Entitlement Calculation Program) by at least 3 MW and/or 10 GWh/year (as unanimously determined by the Operating Committee);
(ii)	any other action and/or capital expenditure that the Operating Committee has unanimously approved and designated as an Upgrade for the purposes of this Agreement; and/or
(iii)	the Unit 3 Life Extension Upgrade.
(vvvvvv)	“Value” has the meaning set forth in Section 28.2.
(wwwwww)

“Waneta Assets” means collectively, the Waneta Plant and those properties, assets, equipment, parts, permits, licences, authorizations or agreements of every nature and kind, real, personal or mixed, and whether tangible or intangible that are owned by the Co-Owners or in which the Co-Owners have an interest and that are used from time to time in connection with the operation and maintenance of the Waneta Plant including, without limitation, as of the Effective Date the “Waneta Assets” (as that term is defined in the Asset Purchase Agreement), and any successor or substitute assets therefor, in each case other than to the extent that any of them comprise part of the Excluded Assets.

(xxxxxx)

“Waneta Expansion” or “WAX” means the hydro-electric facilities to be constructed near the Waneta Plant using the hydraulic head created by the Waneta dam, including upgrades thereto from time to time, as contemplated by PASDA.

(yyyyyy)

“Waneta Plant” means the Waneta dam located on the Pend d’Oreille River and its generating station, and any Upgrades thereto, the Waneta Substation, transmission infrastructure and equipment between the Waneta dam and the Waneta Substation, all related tangible assets and equipment owned by the Co-Owners or in which the Co-Owners have an interest and that are used by the Co-Owners in connection with the operation and maintenance of those assets from time to time, and any successor or substitute assets therefor, excluding the Excluded Assets.

(zzzzzz)

“Waneta Release Coordination Agreement” means the Waneta Release Coordination Agreement made the 30th day of June, 2004 between Teck Cominco Metals Ltd. and Waneta Expansion Power Corporation, as may be amended, modified or restated from time to time.

(aaaaaaa)

“Waneta Reserve” means the water reserve on the unrecorded waters of the Pend d’Oreille River at Waneta, granted by Order in Council 608 approved May 2, 1991, as amended by Order in Council 0772 approved July 24, 2003, and as may be further amended, supplemented or replaced from time to time.

(bbbbbbb)

“Waneta Substation” means the substation located on the Real Properties (as that term is defined in the Asset Purchase Agreement) connecting the Waneta Plant’s generators to, among other things, Line 71 and transmission lines running to Emerald Substation.

(ccccccc)	“Water Comptroller” means the Comptroller of Water Rights appointed under the Water Act.
(ddddddd)	“Water Rental Fees” means the fees payable from time to time under the Water Act and regulations thereunder, including in respect of generating capacity, generation and permits to use crown lands.
(eeeeeee)

“WAX Deferral Capacity” means the decrement of Entitlement Capacity attributable to 100% of the Waneta Plant that would occur upon WAX commencing service. The Co-Owners have as at the Effective Date, for the purposes of this Agreement, assumed that the decrement of Entitlement Capacity attributable to 100% of the Waneta Plant that would result from WAX commencing service and which would be available to increase Teck’s Entitlement Capacity in each month from and after April 1, 2014 if the WAX In-Service Date was deferred past April 1, 2014, is as follows:

Month	Units	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul
Capacity	MW	14.3	7.3	7.7	7.4	7.7	7.4	7.9	7.7	7.8	3.5	22.6	41.6

(fffffff)

“WAX Deferral Energy” means the decrement of Entitlement Energy attributable to 100% of the Waneta Plant that would occur upon WAX commencing service. The Co-Owners have as at the Effective Date, for the purposes of this Agreement, assumed that the decrement of Entitlement Energy attributable to 100% of the Waneta Plant that would result from WAX commencing service and which would be available to increase Teck’s Entitlement Energy in each month from and after April 1, 2014 if the WAX In-Service Date was deferred past April 1, 2014, is as follows:

Month	Units	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul
Energy	MW.h	337	-828	9,276	-695	11,815	1,843	3,290	11,494	38,986	19,455	13,805	33,569

(ggggggg)	“WAX In-Service Date” means the date on which a re-determination of Teck’s Entitlement Energy and Teck’s Entitlement Capacity under the CPA becomes effective as a result of WAX entering into service.
(hhhhhhh)

“Worker Safety Plan” means a plan, program or system (by whatever name it is identified and in whatever format it is prepared) that is designed to remove or reduce the risk of injury or death to workers at, or associated with, the Waneta

Assets and Operations and which identifies and mitigates known dangers and hazards associated with the Waneta Assets and prescribes control measures that are employed to protect workers, and includes the allocation of “owner” and other safety responsibilities as between the Operator and the Manager.

(iiiiiii)

“1996 Exemption Order” means the exemption order dated March 29, 1996 and made pursuant to then section 27 (now section 22) of the Utilities Commission Act, which exempts Teck from most of the provisions of Part 3 of the Utilities Commission Act.

1.2.	Interpretation
(a)

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive, “including” is not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto, a grammatical variation of a defined term shall have a corresponding meaning, and reference to any Person includes such Person’s successors and assigns but, if applicable, only if the succession by such successor or assignment to such assignee is not prohibited hereby.

(b)

In this Agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

	(c)	The inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.
(d)

Any reference in this Agreement to a designated Section, subsection, paragraph, Table or other subdivision or to a Schedule or Appendix is to the designated Section, subsection, paragraph, Table or other subdivision of, or Schedule or Appendix to, this Agreement, unless the context otherwise requires.

(e)

Except where otherwise expressly provided, the words “herein”, “hereof”, “hereby” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, paragraph or other subdivision, Schedule or Appendix.

(f)

Except where otherwise expressly provided, any reference in this Agreement to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments to them and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute and such regulations.

	(g)	Except where otherwise expressly provided, all monetary amounts referred to in this Agreement are stated and shall be paid in Canadian currency.
(h)

Except where otherwise expressly provided, any accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP applied on a basis consistent with that of prior periods.

(i)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.

(i)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.
(j)	Attached hereto and forming part of this Agreement are the following Schedules and Appendices:

Schedule A	–	Accounting Procedure
Schedule B	–	Powers of Attorney
Appendix 1	–	Water Rental Fee Payment and Adjustment Calculations

2.	REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS
2.1.	Representations and Warranties

Each of the initial Co-Owners represents and warrants to the other as of the Effective Date as follows:

(a)

that it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(b)

that the execution, delivery and performance by it of this Agreement does not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights existing as at the Effective Date under, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected (subject to obtaining any requisite consents or approvals) or any judgment, order, writ, injunction or, to the best of its knowledge, any decree of any Governmental Authority having jurisdiction over it (subject to obtaining any requisite consents or approvals), that would have a material adverse affect on the Waneta Assets;

(c)	that this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms;
(d)

that no consent or approval of any third party or Governmental Authority is required for the execution, delivery or performance by it of this Agreement, other than as contemplated in the Asset Purchase Agreement; and

(e)

that it is the legal and beneficial owner of its Participation Interest free and clear of all Liens and adverse claims, except Permitted Encumbrances (provided that in the case of BC Hydro only, Teck has pursuant to the terms of the Asset Purchase Agreement, transferred to BC Hydro, BC Hydro’s Participation Interest free and clear of all Liens and adverse claims, except Permitted Encumbrances).

2.2.	Covenants
Each of the Co-Owners shall:
(a)

from time to time give prompt notice to the other of any notice of default, lawsuit, proceeding, action or damages of which it becomes aware and which might affect the Waneta Assets, whether directly or indirectly;

(b)

not, without the prior written consent of the other Co-Owner, create, assume or permit to exist any Lien or other encumbrance on any part of its Participation Interest, other than Permitted Encumbrances and those other encumbrances identified or contemplated by Schedule 1.1(uu) of the Asset Purchase Agreement;

(c)	perform all of its obligations under and in accordance with the Security Documents granted by it; and
(d)	in the case of Teck:
(i)

not amend or agree to amend any of the operating procedures under the CPA or any Replacement CPA if such amendment would have, directly or indirectly, an adverse affect on BC Hydro’s Participation Interest;

(ii)	not amend or agree to amend the CPA Subagreement or the Line 71 Agreement, if such amendment would have, directly or indirectly, an adverse affect on BC Hydro’s Participation Interest; and
(iii)	not create, assume or permit to exist any Lien on any part of any property charged or intended to be charged by any of the Teck Security Documents, other than Permitted Encumbrances;

in each case, without the prior written consent of BC Hydro.

2.3.	Title to Waneta Assets

Title to the Waneta Assets shall be held:

(a)

in the names of each of the Co-Owners in proportion to their respective Participation Percentages, as adjusted from time to time, provided that if at any time and from time to time title to the Waneta Assets is not so held, the Co-Owner holding title in excess of its Participation Percentage, shall hold title to such excess portion, in trust, as trustee for the other Co-Owner and each Co-Owner shall upon the request of the other Co-Owner:

(i)

execute and acknowledge instruments necessary to evidence the transfer of title in respect of such excess portion to the requesting Co-Owner in such form as is satisfactory to the requesting Co-Owner acting reasonably;

(ii)	make, or cause to be made, all such filings and submissions under all Applicable Laws, as may be required for the transfer of title in respect of such excess portion; and
(iii)

use its commercially reasonable efforts to obtain, or cause to be obtained, and secure all consents necessary or advisable to be obtained by it for the transfer of title in respect of such excess portion; and/or

(b)

with the prior agreement of the Co-Owners, in the name of the Operator in trust for the Co-Owners in proportion to their respective Participation Percentages as adjusted from time to time, in which case, the Operator shall only make use of any Waneta Assets so held in accordance with this Agreement.

Each Co-Owner shall have the right to receive, forthwith upon making demand therefor, from the Operator such documents as it may reasonably require to confirm its Participation Interest.

Teck hereby represents and warrants that as of the Effective Date, TCAI Incorporated, an indirectly wholly-owned subsidiary of Teck, holds the FERC License in trust as trustee for the benefit of Waneta Holdings (US) Inc. and Teck, in proportion to the respective Participation Percentages of BC Hydro and Teck, pursuant to a separate trust agreement of even date herewith. Teck shall by way of a separate guarantee, guarantee the obligations of TCAI Incorporated under the trust agreement to maintain the FERC License in good standing free and clear of Liens other than Permitted Encumbrances and not to transfer the FERC License in whole or in part except with the consent of BC Hydro or in accordance with the provisions of this Agreement and BC Hydro shall by way of a separate guarantee, guarantee the financial obligations of Waneta Holdings (US) Inc. under the trust agreement. Teck shall, upon the request by BC Hydro, cause TCAI Incorporated to use commercially reasonable efforts to transfer the FERC License to a newly formed corporation owned by Teck and BC Hydro or Affiliates thereof in the same proportions as their respective Participation Percentages. For so long as TCAI Incorporated holds the FERC License, Teck shall continue to Control TCAI Incorporated.

3.	PURPOSES AND TERM
3.1.	Purposes

While this Agreement is in force, the Co-Owners agree that this Agreement shall govern and define, and is being entered into for the purpose of governing and defining, their respective rights, proceeds, benefits, liabilities, interests, powers and obligations as co-owners of the Waneta Assets and with respect to the ownership, management, operation, maintenance and periodic upgrade of the Waneta Assets and the scope of the venture contemplated by this Agreement shall be so limited, but except as expressly prohibited hereby, nothing herein restricts a Co-Owner from entering into, or remaining party to, other arrangements in respect of its Participation Interest, including, without limitation, the Surplus Power Rights Agreement and, in respect of Teck, the CPA and CPA Subagreement.

3.2	Effective Date and Term
               This Agreement shall commence on the Effective Date and shall continue in force and effect until the earlier of:

(a)	the 900th anniversary of the Effective Date;
(b)	the date on which only one Co-Owner holds a Participation Interest;
(c)	the date on which both Co-Owners acting together collectively dispose of all of their respective Participation Interests; or
(d)	the date this Agreement is terminated by written agreement of the Co-Owners or is otherwise terminated in accordance with this Agreement,

at which time this Agreement shall terminate. On termination of this Agreement, each Co-Owner shall remain liable for its obligations and liabilities incurred or accrued under this Agreement prior to the termination of this Agreement, whether arising before or after termination, including, without limitation, obligations and liabilities resulting from its breach or default under this Agreement prior to its termination and the other Co-Owner’s rights and remedies under this Agreement in respect of such obligations and liabilities shall continue and survive (all subject to those provisions of this Agreement which expressly survive termination of this Agreement). On termination of this Agreement, the Co-Owners shall make such payments to each other as to fairly and adequately adjust for any property taxes, Water Rental Fees or insurance premiums (for insurance maintained for the benefit of both Co-Owners) that have been paid or that may be payable in or in respect of the Fiscal Year in which the Agreement is terminated or any insurance proceeds (for insurance maintained for the benefit of both Co-Owners) in respect of an insurable event occurring prior to the date of termination.

4.	RELATIONSHIP OF THE CO-OWNERS
4.1.	No Partnership

Nothing in this Agreement nor any acts of the Co-Owners pursuant to this Agreement shall constitute or be interpreted to constitute the Co-Owners as partners, nor except as otherwise herein expressly provided, to constitute any Co-Owner the agent of the other Co-Owner. Each Co-Owner expressly disclaims any intention to create a partnership or to create any fiduciary relationship with each other (except to the extent that this Agreement expressly provides for a Co-Owner (in its capacity as Co-Owner or Operator) to act as a trustee of the other Co-Owner or the Co-Owners) and covenants with the other Co-Owner that it shall not at any time, allege or claim that such a partnership or fiduciary relationship was created. Except as expressly provided herein, nothing in this Agreement shall give a Co-Owner any power or authority to act or assume any obligation or responsibility for or on behalf of the other Co-Owner. Each Co-Owner expressly declares its intention to rely on:

(a)

the provisions of Section 4 of the Partnership Act (British Columbia), as amended or re-enacted from time to time, to the effect, inter alia, that tenancy-in-common, common property, or part ownership does not of itself create a partnership as to anything so held or owned, whether the tenant or owners do or do not share any profits made by the use thereof; and

(b)	the statutory and common law that applies to tenants-in-common, save only to the extent that such statutory and common law is inconsistent with the terms of this Agreement.
4.2.	Limited Recourse and Several Liability

The Co-Owners acknowledge and agree as between themselves, that:

(a)	the rights, duties, obligations and liabilities of the Co-Owners shall be several and not joint or collective; and
(b)

each Co-Owner shall be responsible only for its obligations as herein set out and shall be liable only for its share of the Costs as provided herein, it being the express purpose and intention of the Co-Owners that their ownership of the Waneta Assets and the rights acquired hereunder shall be as tenants-in-common.

The Co-Owners shall use all reasonable efforts to cause all documents, contracts, agreements, instruments and Governmental Authorizations hereafter entered into creating obligations of the Co-Owners to third parties in respect of the Waneta Assets to contain provisions to the effect that each Co-Owner shall be bound thereby only to the extent of its proportionate Participation Percentage. The Co-Owners acknowledge and agree that notwithstanding the foregoing, there may be circumstances where the Co-Owners agree that, or where Applicable Laws require that, the rights, duties, obligations and liabilities of the Co-Owners are joint and not several, provided however that in each such case, the rights and responsibilities of the Co-Owners (as between themselves) as set forth in this Agreement including, without limitation, the rights of indemnification between the Co-Owners, shall continue unaffected by any such agreement or any such requirement under Applicable Laws.

4.3.	Other Business Opportunities

Except as expressly provided in this Agreement, each Co-Owner shall have the right independently to engage in and receive full benefits from business activities and opportunities, whether or not competitive with Operations, without consulting with, or any obligation to, the other. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture, or operation of either Co-Owner. Notwithstanding the foregoing, each Co-Owner shall consult with the other Co-Owner and shall reasonably consider the interests (both short-term and long-term) of the other Co-Owner under this Agreement before taking any action that will materially and disproportionately affect either the Waneta Assets or the other Co-Owner’s interest in the generation (either directly or through the CPA or a Replacement CPA) from the Waneta

Plant; provided that neither Co-Owner shall have any fiduciary or similar obligation to the other Co-Owner in connection therewith.
4.4.	Taxation / Accounting

Except as expressly provided in this Agreement, all Costs incurred hereunder shall be for the account of the Co-Owners in proportion to their respective Participation Percentages, and each Co-Owner on whose behalf any Costs have been so incurred shall be entitled to claim all Tax benefits, write-offs and deductions with respect thereto.

Notwithstanding the manner in which Costs are presented in any Budget, each Co-Owner shall be entitled for its own purposes to account for such Costs as an operating expense or capital expenditure in accordance with its own internal accounting procedures.

4.5.	Power of Attorney
(a)

Each Co-Owner hereby irrevocably makes, constitutes and appoints as its true and lawful attorney and agent the other Co-Owner with full power and authority to act in the Co-Owner’s place and stead to execute and deliver on behalf of and in the name of the Co-Owner all notices, instruments and other documents pursuant to Section 6.7 or 6.8 of Schedule A to the CPA in the circumstances contemplated by Section 14.7 of this Agreement (or any other provision of this Agreement which requires the Co-Owners to provide written notice pursuant to Section 6.7 or 6.8 of Schedule A of the CPA where a Co-Owner has failed to provide such notice on demand from the other Co-Owner or is otherwise a Defaulting Party), to effectively specify Teck’s Entitlement Capacity and Teck’s Entitlement Energy, as applicable, to change the “Capacity Entitlement Adjustments” factors or “Energy Entitlement Adjustments” factors set forth in Table 10 of the CPA, as applicable, or to change the procedure for determining the amount of “MW on Outage” to be used in determining from Table 10 of the CPA either the “Capacity Entitlement Adjustments” factors or “Energy Entitlement Adjustments” factors set forth in Table 10 of the CPA, as applicable.

(b)

Teck hereby irrevocably makes, constitutes and appoints as its true and lawful attorney and agent, BC Hydro with full power and authority to act in Teck’s, place and stead to provide schedules to BCTC pursuant to the Line 71 Agreement and appropriate instructions to FortisBC and BCTC and any other applicable Person in respect of all applicable interconnection agreements to which Teck is a party and to execute and deliver all notices, instruments and other documents and do all such other acts and things as BC Hydro determines in good faith to be reasonably necessary for the purpose of exercising its rights pursuant to Section 24.2(e).

(c)

Such appointments, being coupled with an interest, are irrevocable by the appointing Co-Owner, extend to and are binding upon the successors and permitted assigns of the Co-Owner and shall not be revoked by the insolvency or bankruptcy of the Co-Owner and the Co-Owner agrees to ratify and confirm all that the other Co-Owner may do or cause to be done pursuant to the foregoing.

The Co-Owner hereby agrees to be bound by any act of the other Co-Owner and any successor thereto, while acting in good faith pursuant to the within powers of attorney, and the Co-Owner hereby waives any and all defences which may be available to it, to contest, negate or disaffirm the action of the other Co-Owner and any successor thereto taken in good faith in accordance with the terms of the within powers of attorney.

(d)	To evidence the authority conferred on the other Co-Owner under this Section 4.5, each Co-Owner shall execute under seal a form of power of attorney substantially in the form as set out in Schedule B.
5.	INTERESTS OF CO-OWNERS
5.1.	Initial Contributions
(a)	As their respective initial contributions for the purposes of this Agreement:
(i)	BC Hydro hereby contributes:
A.	all its undivided right, title and interest in and to the Waneta Assets;
B.	BC Hydro’s Share of Actual Generation and any Environmental Attributes associated therewith; and
C.

its rights under the amendments made to the CPA as at the Effective Date that are necessary to achieve the allocation as between the Co-Owners of capacity, energy, Environmental Attributes and risks (including outage risk and risk of re-determinations under the CPA) attributable to the Waneta Plant from time to time, all as provided for in this Agreement.

(ii)	Teck hereby contributes:
A.	all its undivided right, title and interest in and to the Waneta Assets;
B.	Teck’s Share of Actual Generation and any Environmental Attributes associated therewith; and
C.

its rights under the amendments made to the CPA as at the Effective Date that are necessary to achieve the allocation as between the Co-Owners of capacity, energy, Environmental Attributes and risks (including outage risk and risk of re-determinations under the CPA) attributable to the Waneta Plant from time to time, all as provided for in this Agreement.

(b)	Teck covenants to use its right, title and interest in and to the Teck Transmission Rights as required in order to fulfil its obligations under this Agreement.

5.2.	Initial Participation Percentages

The initial Participation Percentages of the Co-Owners shall be as follows:

BC Hydro	33.333%
Teck	66.667%.

5.3.	Share of Generation and CPA Adjustments Reflect Participation Percentages

BC Hydro and Teck each acknowledge and agree that:

(a)

the reduction in BC Hydro’s obligation to provide Entitlement Energy and Entitlement Capacity under the CPA until January 1, 2036 as provided in Table 4 (as amended from time to time) plus BC Hydro’s Share of Actual Generation from and after January 1, 2036, represent its share (in terms of Participation Percentage) by value of the capacity and energy forecast to be made available to the owners of the Waneta Assets; and

(b)

Teck’s Entitlement Capacity and Teck’s Entitlement Energy until January 1, 2036 as forecast in Table 3 (as may be amended from time to time) plus entitlement received under the CPA or a Replacement CPA from Teck’s Share of Actual Generation from and after January 1, 2036, represent its share (in terms of Participation Percentage) by value of the capacity and energy forecast to be made available to the owners of the Waneta Assets.

5.4.	Changes in Participation Percentages

The Participation Percentages of the Co-Owners shall be changed as follows:

(a)	as provided in Section 10.7(c); or
(b)	by Transfer by a Co-Owner of any or all of its Participation Interest in accordance with Section 25.
5.5.	Continuing Liabilities Upon Adjustments of Participation Interests

From and after the Effective Date, any reduction of a Co-Owner’s Participation Interest shall not relieve such Co-Owner of its share of any liability, whether it accrues before or after such reduction, arising out of Operations conducted prior thereto or as a result of its Participation Interest prior thereto (for greater certainty, excluding the reduction of indebtedness such Co-Owner may have to the other Co-Owner upon the dilution of such Co-Owner’s Participation Interest pursuant to Section 10.7(c)). For the purposes of the foregoing, such Co-Owner’s share of such liability shall be in proportion to its Participation Interest at the time such liability was incurred except as otherwise expressly contemplated by this Agreement. The increased Participation Interest accruing to a Co-Owner as a result of the reduction of the other Co-Owner’s Participation Interest shall be free of Liens or adverse claims arising by, through or under such other Co-Owner.

5.6	BC Hydro Operating Instructions

For so long as the CPA or a Replacement CPA is in effect, BC Hydro’s operating instructions for its Participation Percentage of the Waneta Plant shall be consistent with its operating instructions for Teck’s Participation Percentage of the Waneta Plant pursuant to the CPA or the Replacement CPA.

6.	OPERATING COMMITTEE
6.1.	Organization and Composition of Operating Committee

As of the Effective Date, the Co-Owners have by notice to each other of their respective appointed members, established an Operating Committee to oversee the Operator and to make certain fundamental decisions regarding Operations. The Operating Committee shall consist of four members, two members to be appointed by each Co-Owner, or such other number as the Parties may mutually agree so long as each Co-Owner has equal representation. Each Co-Owner may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Co-Owner. Each Co-Owner shall be entitled to invite a member or members of its internal staff to attend any meeting of the Operating Committee where such person’s presence is required in the opinion of such Co-Owner, acting reasonably, to speak to specific matters appearing in the agenda for such meeting, but no such person shall be entitled to vote on any matter before the Operating Committee.

6.2.	Decisions

Each Co-Owner, acting through its appointed members shall have one vote on the Operating Committee which vote shall, except as provided in Sections 7.12, 24.2(c), 25.3(i) and 25.6, be equal to its Participation Percentage. Except as set out in Sections 6.7 and 6.8, all decisions of the Operating Committee shall be decided by a majority vote of the Participation Percentages such that, by way of example and for greater clarity, the vote of a Co-Owner holding a Participation Percentage greater than 50% is a majority vote which would be effective to make the decision of the Operating Committee.

6.3.	Meetings

The Operating Committee shall hold regular meetings at least quarterly, either by telephone conference, or in person at Vancouver and Trail on an alternating basis, or at other mutually agreed places. The Operator shall give 30 days’ notice to the Co-Owners of such regular meetings. Additionally, any Co-Owner may call a special meeting upon 5 Business Days’ notice to the other Co-Owner. In case of emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if notice was given as provided in this Section 6.3 and at least one member representing each Co-Owner is present (in person or by telephone conference), provided that:

(a)	if, within one-half hour from the time set for the holding of a meeting of the Operating Committee, a quorum is not present, the meeting stands adjourned to the same time and place (or where the meeting was to take place by telephone conference, the same time and conference line details), on the next following Business Day; and
(b)

if, at the meeting to which the meeting referred to in Section 6.3(a) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the member or members of the Operating Committee present at such meeting shall constitute a quorum.

Each notice of a meeting shall include an itemized agenda (including in reasonable detail, matters for which the approval of the Operating Committee shall be sought at the meeting) prepared by the Operator in the case of a regular meeting, or by the Co-Owner calling the meeting in the case of a special meeting, but any matters may be considered with the consent of each Co-Owner. Each Co-Owner shall be provided, together with any notice of meeting, all such information as is reasonably necessary to allow such Co-Owner to properly consider any matter set forth in the agenda and to make an informed decision thereon at the meeting. The Operator shall prepare minutes of all meetings and shall distribute copies of such minutes to the Co-Owners within 14 days after the meeting. The Co-Owners shall have 14 days from receipt of the draft minutes to approve or comment upon the draft minutes. If a Co-Owner does not object to or comment upon the draft minutes within such period, the Co-Owner shall be deemed to have approved the minutes. If a Co-Owner objects to or comments upon the draft minutes within such period, the Operator shall then have 14 days to revise the draft minutes, taking into account any comments received, and shall distribute copies of such revised minutes to the Co-Owners. The Co-Owners shall have 14 days from receipt of the revised minutes to approve or comment upon the revised minutes. If a Co-Owner objects to or comments upon the revised minutes within such period, either Co-Owner may submit the finalization of such minutes to be resolved in accordance with Section 29. The minutes shall be the official record of the decisions made by the Operating Committee and shall be binding on the Operator and the Co-Owners. If the Manager or other personnel employed in Operations are required to attend an Operating Committee meeting, reasonable costs incurred in connection with such attendance shall be borne by the Co-Owners in proportion to their Participation Percentages. All other costs associated with attendance at meetings shall be paid for by the Co-Owners individually.

6.4.	Written Consent Resolutions

A resolution of the Operating Committee may be passed without a meeting if at least one representative on the Operating Committee of each Co-Owner consents to it in writing. A written consent resolution under this Section 6.4 may be signed by document, fax, e-mail or any other method of transmitting legibly recorded messages. A written consent resolution may be in two or more counterparts which together are deemed to constitute one written consent resolution. A resolution of the Operating Committee passed in accordance with this Section 6.4 is effective on the date stated in the written consent resolution or otherwise on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the Operating Committee and to be as valid and effective as if it had been passed at a meeting of the Operating Committee that satisfies the requirements of this Agreement relating to meetings of the Operating Committee.
6.5.	Operating Committee Oversight
The Operating Committee shall have oversight of the Operator in performing its duties and responsibilities under this Agreement.
6.6.	Matters Requiring Majority Approval

Subject to Section 9.5(a), the matters that require prior majority approval from the Operating Committee are:

(a)

the proposed purchase, termination, replacement or renewal of, or any material amendment to, the terms of any of the insurance coverage that the Operator is required to obtain and maintain pursuant to the provisions of Section 27 for the benefit of both Co-Owners, including, without limitation,

(i)	annual renewals of such insurance coverage;
(ii)

any proposed material change to such insurance coverage (including, without limitation, any proposed changes in wording of specific policies, the nature or scope of coverage, premiums, deductibles, limits and sublimits); and

(iii)	the approval of any change to or variation from the claims management process for insurance claims related to the Waneta Assets, as set out in Section 27.5,

it being understood that approvals will need to provide appropriate flexibility to the Operator to effect renewals on the most favourable terms achievable, but not on terms materially less favourable than those approved;

(b)	Budgets other than those Budgets or portions thereof that require unanimous approval as set forth in Sections 6.7 or 6.8;
(c)

Non-Sustaining Capital Expenditures or a series of related Non-Sustaining Capital Expenditures in any Budgetary Period or over a period greater than a Budgetary Period, in amounts in the aggregate which, together with the associated loss of capacity and/or energy from the Waneta Plant during construction and/or installation, would be $10,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) or less;

(d)	the:
(i)

commencement or institution of any legal action or proceeding against a third party relating to Operations, involving payments, commitments or obligations of $2,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) (in aggregate) or less in cash and/or value by either Co-Owner (in such capacity) or the Operator (in such capacity) or the compromise or settlement of the same;

(ii)

settlement or compromise of any legal action or proceeding brought by a third party relating to Operations, involving payments, commitments or obligations of $2,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) (in aggregate) or less in cash and/or value against the Operator (in such capacity), except such legal actions or proceedings in respect of which the Operator has assumed sole responsibility for the loss, liability, costs and expenses thereof and has delivered a written acknowledgement to each Co-Owner confirming its responsibility and that it shall have no claim against the Co-Owners through recovery of Costs or otherwise in respect of such action or proceeding;

(e)

the appointment of representatives of the Co-Owners to the "Technical Working Group" under the Waneta Cooperation Agreement, appointment of a representative of the Co-Owners to the "Operating Committee" under the Waneta Release Coordination Agreement, and appointment of representatives of the Co-Owners under such other operating or technical committees that may exist from time to time;

(f)	the decision to dispute a single assessment notice as it relates to the classification or assessed values of the Waneta Assets pursuant to Section 12.1(f); and
(g)

any other matter which pursuant to the terms of this Agreement requires the approval or consent of the Operating Committee (other than unanimous approval or consent) and which is not specifically listed in this Section 6.6.

6.7.	Matters Requiring Unanimous Approval (Subject to Resolution by Third Party Referee)
(a)

Notwithstanding any other provision of this Agreement, but subject to Section 9.5(a), the following matters shall require the prior unanimous approval of the Operating Committee (for greater certainty, the approval of the Co-Owners holding in aggregate 100% of the Participation Percentages):

(i)	the approval of each plan forming part of the Operating and Management Plan and any amendments and updates thereto;
(ii)

any Sustaining Capital Expenditures for a project (to be incurred in a Budgetary Period or over a period greater than a Budgetary Period), in amounts in the aggregate in excess of $10,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor), or Sustaining Capital Expenditure(s) in any Budgetary Period that would result in the average annual Sustaining Capital Expenditures for that Budgetary Period and the previous 4 calendar years (including  spending in calendar years prior to the Effective Date) varying by more than 10%

(positive or negative) from the average annual Sustaining Capital Expenditures for the 5 calendar years preceding that Budgetary Period (including spending in calendar years prior to the Effective Date). For the purpose of this Section 6.7(a)(ii), Sustaining Capital Expenditures in the first Fiscal Year of this Agreement shall be pro rated as though such first Fiscal Year were a full calendar year;
(iii)

an Operating Budget for a Budgetary Period that would result in the average annual operating Costs during such Budgetary Period and the previous 4 calendar years (including spending in calendar years prior to the Effective Date) varying by more than 10% (positive or negative) from the average annual operating Costs for the 5 calendar years preceding such Budgetary Period (without taking into account any revisions to the Operating Budgets pursuant to Section 9.4 for those prior Budgetary Periods). For the purpose of this Section 6.7(a)(iii), operating Costs to be incurred in the first Fiscal Year of this Agreement shall be pro rated as though such first Fiscal Year were a full calendar year;

(iv)	the appointment of or any change of Independent Accountant;
(v)	the appointment of or change of a non-Co-Owner third party Operator in accordance with Section 7.12;
(vi)	any matter set forth in the Accounting Procedure which expressly requires the unanimous approval of the Operating Committee;
(vii)	the amendment or replacement of the Accounting Procedure pursuant to Section 6.11; and
(viii)	the approval, development, modification, termination or replacement of any operating procedures pursuant to Section 6.10.
(b)

If the Co-Owners’ representatives on the Operating Committee are unable to reach agreement on any matter requiring unanimity described in Section 6.7(a), then either Co-Owner shall have the right, upon written notice to the other, to have the matter referred to a mutually agreeable independent third party to resolve the disagreement (the “Third Party Referee”). Unless otherwise agreed, the Third Party Referee shall be an engineer or engineering firm experienced in hydro generation matters and free of any current or historical relationship with either Co-Owner that might give rise to a reasonable apprehension of bias. The Third Party Referee shall be appointed as soon as practicable but not later than 20 days after the date on which such notice has been provided and shall make its determination within 30 days of its having been appointed. Where such a disagreement is referred to a Third Party Referee (whether by mutual agreement or pursuant to Section 6.7(c)):

(i)	the Third Party Referee shall act as expert and not as arbitrator and its decision shall be final and binding on the Co-Owners;
(ii)	each Co-Owner shall present its proposal for resolution of the matter in dispute and the Third Party Referee shall select whichever proposal is in its view more consistent with that of a prudent owner acting in accordance with Legal Obligations and Good Utility Practice, taking into account the effect of each proposal on each of the Co-Owners, including with respect to Teck’s Entitlement Capacity and Teck’s Entitlement Energy under the CPA and BC Hydro’s rights to output from the Waneta Plant under this Agreement;
(iii)	the Operator shall implement such selected proposal as if it had been unanimously approved by the Operating Committee;
(iv)	the Co-Owner whose proposal is not selected by the Third Party Referee shall bear the costs of the Third Party Referee and the expert determination; and
(v)	if the matter referred to the Third Party Referee relates to:
A.	an Operating Budget, the Operator shall continue to operate the Waneta Assets in accordance with the previous Operating Budget, until the disagreement is resolved; and
B.

a Sustaining Capital Budget, the Operator shall implement those Sustaining Capital Expenditures contemplated by the Sustaining Capital Budget that are not in dispute and shall not implement those Sustaining Capital Expenditures that are in dispute until the disagreement is resolved.

In the event that the Parties are unable to agree on the appointment of a Third Party Referee, the selection of the Third Party Referee shall be determined in accordance with Section 6.7(c).

(c)

In the event that the Co-Owners are unable to agree on the appointment of a Third Party Referee pursuant to Section 6.7(b), then each of the Co-Owners shall prepare and deliver to the other Co-Owner, within 5 days after the expiry of the initial time period required under Section 6.7(b), a list of three proposed independent third party referees, each of which must, unless otherwise agreed, be an engineer or engineering firm experienced in hydro generation matters and free of any current or historical relationship with either Co-Owner that might give rise to a reasonable apprehension of bias. Each Co-Owner shall, within 5 days after receipt of the list of the other Co-Owner’s proposed independent third party referees, select one of the other Co-Owner’s proposed independent third party referees to be entered into a lottery, pursuant to which one of the two proposed independent third party referees so entered into the lottery shall be selected by coin flip. If either Co-Owner does not provide to the other Co-Owner its list of three proposed independent third party referees within the 5 day period specified herein, then the other Co-Owner who has so provided its list, shall be entitled to select one Person from its own list to act as the Third Party Referee. If the proposed independent third party is unable or unwilling to act, each Co-Owner shall select one of the other Co-Owner’s proposed independent third party referees other than the one who is unable or unwilling to act and this provision shall be applied again until an independent third party is engaged.

6.8.	Matters Requiring Unanimous Approval (Not Subject to Resolution by Third Party Referee)
(a)

Notwithstanding any other provision of this Agreement, but subject to Section 9.5(a), the following matters shall require the prior unanimous approval of the Operating Committee (for greater certainty, the approval of the Co-Owners holding in aggregate 100% of the Participation Percentages):

		(i)	the appointment of any sub-committees of the Operating Committee pursuant to Section 6.9;
(ii)

the determination as to whether an action and/or capital expenditures contemplated by Section 1.1(uuuuuu)(i) constitutes an Upgrade or the approval and designation of an Upgrade pursuant to Section 1.1(uuuuuu)(ii);

(iii)

any action or expenditure that would have the effect of permanently reducing power generation or capacity of any Unit by more than 5% (as compared to the generation or capacity of such Unit prior to such action or expenditure);

(iv)

any Non-Sustaining Capital Expenditures or a series of related Non-Sustaining Capital Expenditures in any Budgetary Period or over a period greater than a Budgetary Period in amounts in the aggregate which, together with the associated loss of capacity and/or energy from the Waneta Plant during construction and/or installation, would be greater than $10,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor);

(v)	any reconstruction or replacement of all or a material portion of the Waneta Assets following substantial damage or destruction;
(vi)	any abandonment of all or a material portion of the Waneta Assets or any permanent cessation of generation from the Waneta Plant;
(vii)

the commencement or institution of any legal action or proceeding against a third party relating to Operations, involving payments, commitments or obligations of more than $2,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) (in aggregate) in cash and/or value by either Co-Owner (in such capacity) or the Operator (in such capacity) or the compromise or settlement of the same; and
(viii)

the settlement or compromise of any legal action or proceeding brought by a third party relating to Operations, involving payments, commitments or obligations of more than $2,000,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) (in aggregate) in cash and/or value against both Co-Owners (in such capacity) or the Operator (in such capacity) except such legal actions or proceedings in respect of which the Operator has assumed sole responsibility for the loss, liability, costs and expenses thereof and has delivered a written acknowledgement to each Co-Owner confirming its responsibility and that it will have no claim against the Co-Owners through recovery of Costs or otherwise in respect of such action or proceeding.

(b)

If there is not unanimous approval of the Operating Committee in respect of any matter set forth in Section 6.8(a), the resolution of any dispute in respect of the approval of such matter shall not, absent mutual agreement of the Co-Owners, be referred for expert determination by a Third Party Referee pursuant to Section 6.7(b) nor shall such matter be referred to dispute resolution pursuant to Section 29 (except for determination as to whether such matter is one of the matters set forth in Section 6.8(a)). If any of the foregoing matters does not receive unanimous approval of the Operating Committee, the Operator shall not proceed with such matter.

6.9.	Appointment and Powers of Sub-Committees
(a)

The Operating Committee may, by unanimous approval, appoint one or more sub-committees consisting of such representatives of each Co-Owner as the Operating Committee considers appropriate to consider such issues and matters as determined from time to time by the Operating Committee and to make recommendations to the Operating Committee in respect thereof.

(b)

The Operating Committee shall not be entitled to delegate to any sub-committee appointed under Section 6.9(a) any of the Operating Committee’s powers, it being acknowledged and agreed that the role of any sub-committee shall only be advisory in nature.

(c)	Any sub-committee appointed under Section 6.9(a), must:
(i)	conform to any rules that may from time to time be imposed on it by the Operating Committee;
(ii)	report to the Operating Committee as and when required by the Operating Committee; and
(iii)	unless the Co-Owners otherwise agree, have equal representation from each Co-Owner.

	(d)	The Operating Committee may, at any time, with respect to a sub-committee appointed under Section 6.9(a):
		(i)	terminate the appointment of, or change the membership of, the sub-committee; and
		(ii)	fill vacancies on the sub-committee.
6.10.	Operating Procedures

The Operating Committee shall in a timely manner develop and approve operating procedures setting forth additional details on accounting, notice periods, scheduling practices and other operational issues as may be reasonably required to implement this Agreement. The Operating Committee may from time to time, terminate or replace operating procedures. The Operating Committee shall modify, terminate or replace operating procedures as may reasonably be required to implement this Agreement. Each operating procedure developed by the Operating Committee in accordance with this Agreement, shall be binding on the Operator and Co-Owners, each of which shall take all reasonable steps to implement the operating procedures.

6.11.	Accounting Procedure

It is the intention that the Operator (if it is also a Co-Owner) not make a profit or suffer a loss in connection with acting as Operator, subject to Section 31.1. The Parties agree that as at the Effective Date, the Accounting Procedure reflects the foregoing principles. The Operating Committee shall in a timely manner review and amend the Accounting Procedure as may be necessary to continue to provide that the Operator (if it is also a Co-Owner) shall, subject to Section 31.1, not make a profit or suffer a loss from acting as such. Any dispute as to whether the Accounting Procedure continues to reflect the foregoing principles may be referred to dispute resolution in accordance with Section 29. The arbitrator is authorized and directed to amend the Accounting Procedure in accordance with the foregoing criteria.

7.	OPERATOR
7.1.	Appointment of Operator/Operating Standard

Teck is hereby appointed as the initial Operator of the Waneta Assets. In carrying out its obligations and duties in accordance with this Agreement, the Operator shall:

(a)	operate, manage and maintain the Waneta Assets as would a prudent owner with the objective of ensuring that the Waneta Assets shall continue to provide safe and reliable generation; and
(b)	exercise the degree of care and skill that an experienced dam operator would exercise in the conduct of its own affairs acting in accordance with Good Utility Practice,

(the standards set forth in Sections 7.1(a) and 7.1(b) are collectively referred to as the “Operating Standard”).
7.2.	Duties of Operator
The Operator shall operate, manage and maintain the Waneta Assets in accordance with the terms of this Agreement. The duties of the Operator shall include, without limitation:
(a)

complying with, and maintaining the Waneta Assets and conducting Operations in compliance with, Legal Obligations, this Agreement, Teck’s obligations pursuant to Section 2.10 of the CPA Subagreement (or any extension or replacement of Section 2.10 on substantially similar terms) for so long as they are in force, approved Budgets and each Operating and Management Plan (and all parts thereof);

(b)

for so long as the CPA or a Replacement CPA is in effect, conducting Operations in a manner consistent with Teck’s obligations under the CPA (or a Replacement CPA) in respect of Teck’s Participation Interest;

(c)	dispatching each Co-Owner’s Participation Percentage of the Waneta Plant in accordance with such Co-Owner’s instructions, provided that:
(i)	they are consistent with Legal Obligations and this Agreement;
(ii)

for so long as the CPA or a Replacement CPA is in effect, BC Hydro’s operating instructions for its Participation Percentage of the Waneta Plant shall be consistent with its operating instructions for Teck’s Participation Percentage of the Waneta Plant pursuant to the CPA or a Replacement CPA; and

(iii)

the Operator may alter the dispatch of the Waneta Plant from that in the provided operating instructions for reasons of (A) local reliability; (B) local reactive power support; or (C) reliability of the Waneta Plant, as long as the alteration of the dispatch of the Waneta Plant is done in such a manner that the magnitude and duration of the altered dispatch is no more than reasonably required;

(d)

managing and maintaining all Governmental Authorizations (including in the case of the FERC License, pursuant to the bare trust agreement, indirectly through TCAI Incorporated) required to carry on Operations, and providing reasonable notice to the Operating Committee when any such Governmental Authorization requires renewal, replacement or amendment or when a new Governmental Authorization is required and facilitating the Co-Owners obtaining such new Governmental Authorizations and the renewal, replacement or amendment of any Governmental Authorization;

(e)	if an order or directive is issued by a Governmental Authority to the Operator or the Co-Owners (or either of them) to remediate or otherwise clean-up all or any part of the Waneta Assets in order to comply with any Environmental Laws, subject to Section 31.6 and subject to any agreement of the Co-Owners to appeal or challenge such order or directive, taking such steps and taking such actions as are required to complete such remediation or clean-up or to otherwise so comply;

(f)	complying with its obligations under this Agreement including, without limitation, the provisions of Sections 7.4 and 27;
(g)	preparing and presenting Budgets as described in Section 9 for approval by the Operating Committee and implementing approved Budgets;
(h)	implementing the decisions of the Operating Committee;
(i)

purchasing or otherwise acquiring materials, supplies, equipment and services required for Operations and in connection therewith obtaining such customary warranties and guarantees as are available in connection with such purchases and acquisitions;

(j)	reporting to the Co-Owners in accordance with Section 7.6 and reporting to the Operating Committee at such times and in such manner as is required by the Operating Committee;
(k)	conducting such title examinations and curing such title defects as may be advisable in the reasonable judgment of the Operator;
(l)

using its commercially reasonable efforts to keep the Waneta Assets free and clear of (i) all Liens and adverse claims arising from Operations, except Permitted Encumbrances; and (ii) all other encumbrances arising after the Effective Date other than those arising in the ordinary course of Operations and that do not have a material adverse affect on any of the Waneta Assets or which have been consented to by the Co-Owners;

(m)	keeping and maintaining:
(i)

those Books and Records which pertain or relate to the condition (physical, environmental or otherwise), design, engineering, construction, maintenance, operations, inspections, specifications, safety of any of the Waneta Assets or any environmental issues associated with any of the Waneta Assets, indefinitely; and

(ii)	other Books and Records for such period of time as is necessary to comply with the Operating Standard,

including all required accounting and financial records pursuant to the Accounting Procedure and in accordance with GAAP consistently applied;

(n)	defending on its own behalf and if requested by a Co-Owner, on the Co-Owner’s behalf, legal actions or proceedings brought by third parties relating to Operations,

but the Operator shall not initiate legal actions or proceedings against third parties without any required approval of the Operating Committee. If the Operator fails to seek the required approval of the Operating Committee in respect of the commencement, institution, settlement or compromise of any legal proceeding, it shall bear 100% of all losses, liabilities, costs and expenses incurred in connection with such legal action or proceeding. The Operator shall keep the Operating Committee reasonably informed of the commencement and progress of any such legal actions or proceedings; and

(o) undertaking all other activities reasonably necessary to fulfil the foregoing.
7.3.	Activities Absent Approval

If the Operating Committee for any reason fails to approve any Budget or Operating and Management Plan (or any part thereof), then subject to the contrary unanimous direction of the Operating Committee and to the receipt of necessary funds, the Operator shall continue to conduct Operations in accordance with the most recently approved Budgets, if any, and otherwise at levels necessary to maintain and protect the Waneta Assets and to comply with all Legal Obligations, and the most recently approved Operating and Management Plan (or any approved part thereof). The Co-Owners shall fund such Operations in proportion to their then current Participation Percentages until the failed Budget (as may be revised) or Operating and Management Plan (as may be revised), as the case may be, has been approved.

7.4.	Operating and Management Plan
(a)

The Operator shall be responsible for preparing Operating and Management Plans from time to time. The Operator has prepared and submitted to the Co-Owners the first Operating and Management Plan before the Effective Date, which has been approved by each Co-Owner and shall be considered to have been approved by the Operating Committee and constitute the first Operating and Management Plan for the purposes of this Agreement. After the Effective Date, the Operator shall review, amend and update the Operating and Management Plan on or about October 1 of each Fiscal Year as appropriate to reflect (i) changes in the Applicable Laws; (ii) changes in circumstances and/or changes in the underlying requirements of the Operating Standard from time to time; and (iii) the directions of the Operating Committee.

(b)

The Operator shall submit the Operating and Management Plan and any amendments and updates thereto for consideration by the Operating Committee each Fiscal Year in accordance with Section 6.7(a); and Section 6.7(b) shall apply to any Operating and Management Plan (or any part thereof) that is not unanimously approved by the Operating Committee.

(c)	The Operating and Management Plan shall be prepared to the Operating Standard.
(d)	The Operator shall ensure that each of the Dam Safety Plan, Emergency Response Plan, Environmental Management Plan, Public Safety Plan and Worker Safety Plan

included in the Operating and Management Plan provides for (i) control or other measures that have as their objective achieving the purposes of the plan, (ii) procedures for review and modification of control measures, (iii) criteria and protocols for worker training, (iv) monitoring to ensure compliance and effectiveness of the plan, (v) regular reporting at least annually and immediate incident reporting, (vi) incident response and corrective action, and (vii) regulatory reporting if and as required.

(e)	The Operator shall cause the Dam Safety Plan to be reviewed and updated periodically by a knowledgeable and independent third party to ensure that it is current and appropriate.
(f)

For so long as FortisBC is the Manager, the Operator may comply with the requirements with respect to the Worker Safety Plan by obtaining an annual third party audit report (prepared by a firm with appropriate expertise in occupational health and safety matters) to the effect that there is a plan, program or system in place with respect to the Waneta Plant that substantially meets the requirements for a Worker Safety Plan under this Agreement and that the Manager is complying with the requirements of the plan, program or system.

(g)

The Operator or Manager may retain an auditor to report whether any plan comprised in the Operating and Management Plan meets applicable requirements, including reporting. To the extent the auditor’s report provides the required information under a plan, that report shall be deemed to meet the reporting requirements under the plan.

(h)

Each Co-Owner’s representatives on the Operating Committee shall be entitled to receive all information and reports provided to the Operator pursuant to the Operating and Management Plan (whether provided by the Manager or the Operator’s own staff or consultants) concurrently with such information and reports being provided to the Operator and, subject to Section 9.5, shall be invited to participate in any meetings called for purposes of considering or responding to serious incidents identified in any such information or reports.

7.5.	Owner for purposes of Workers Compensation legislation

Notwithstanding that either or both of the Co-Owners may in future be found to be an “owner” of the Waneta Assets under the Workers Compensation Act, the Co-Owners agree that, for the purposes of Part 3 thereof, the Operator (either itself or through the Manager from time to time), and not the other Co-Owner, shall assume the occupational health and safety obligations of the “owner” of the Waneta Assets.

7.6.	Operator’s Obligation to Report to the Co-Owners

The Operator shall keep the Co-Owners apprised of all Operations by reporting to each of the Co-Owners in accordance with this Section 7.6. The Operator shall:

(a)	prepare or cause the Manager to prepare and submit to each Co-Owner:

(i)

a monthly costs summary report for the purposes of invoicing for each month, by the 15th Business Day of the following month. The report shall be set out in accordance with agreed cost summary categories, initially in the format provided for in the Management Agreement, including both Costs incurred by the Operator and the Manager. In addition, capital projects shall be shown by project with a total for each period;

	(ii)	a cost and variance report for both the current month and for the year-to-date, as well as any expected budget variations for the Fiscal Year, together with an explanation; and
(iii)

a yearly costs summary report, by no later than one month following the end of the Fiscal Year covered by the report. The yearly report shall have the same format as the monthly report with the actual, budget and variance amounts, together with an explanation of variances. The actual labour dollars, material dollars and labour hours for each cost summary category for the Fiscal Year covered by the report shall also be provided.

The Co-Owners, through their representatives on the Operating Committee, may vary the forms of reporting from time to time;
(b)

provide to the Co-Owners monthly operating and maintenance reports, including performance and outage reports and other reports, that the Operator obtains or receives from the Manager, pertaining to the Waneta Plant and/or Operations, as soon as they are obtained or received;

(c)	prepare, or cause the Manager to prepare, and submit to each Co-Owner:
(i)	reports as contemplated under the then current Operating and Management Plan, including reports on variances, incidences of non-compliance and remedial actions taken or proposed to be taken;
(ii)

reports in reasonable detail reporting on any instance, event or circumstance whereby any of the Operations or Waneta Assets are not or may not be, in any material respect, in compliance with any Legal Obligations, within 24 hours of such non-compliance or potential non-compliance becoming known to the Operator;

(iii)

in the case of BC Hydro, reports containing such information as BC Hydro advises the Operator is required in order for BC Hydro to comply with its financial reporting requirements, its operating and capital forecast requirements and other reporting requirements as a Crown corporation and a regulated public utility; and

(iv)	reports on such other matters, aspects or issues relating to the Waneta Assets or Operations as may be reasonably requested from time to time by a Co-Owner,

provided that if a Co-Owner requests reports pursuant to Section 7.6(c)(iii) or 7.6(c)(iv) that it is not otherwise entitled to receive under this Agreement and the costs to be incurred by the Operator in providing such reports are material, the Operator shall upon receipt of such request advise the requesting Co-Owner of such costs, whereupon the requesting Co-Owner may elect to receive such reports, provided that it shall reimburse the Operator for the costs incurred in providing such reports; and
(d)

provide to the Co-Owners any reports and audits in respect of the Waneta Assets or Operations prepared by third party experts, and reports prepared by the Operator for its senior management (other than in the ordinary course of business), board of directors or any committee thereof, on the Waneta Assets or Operations, or other reports prepared by the Operator that may reasonably be expected to be of interest to an owner of an undivided interest in the Waneta Assets, provided that nothing in this Section 7.6(d) shall oblige the Operator to provide reports or other information relating to value, potential for sale or similar owner interests.

7.7.	Co-Owner’s Right to Access Waneta Assets

The Operator shall maintain and preserve all access rights to permit the Operator and the Co-Owners to access the Waneta Assets on serviceable roads connecting to roads generally available to the public. The Operator shall allow each Co-Owner, at such Co-Owner’s sole risk and expense, and subject to safety regulations, to inspect the Waneta Assets and Operations at all reasonable times, so long as such Co-Owner does not unreasonably interfere with Operations. The foregoing is subject to arrangements contemplated in the Waneta Interface Protocol that will limit access during WAX construction.

7.8.	Reimbursement of Operator’s Costs

Subject to Section 31.1, the Co-Owners shall, pursuant to Section 10.1, reimburse the Operator for Costs incurred by the Operator (as Operator but not as Co-Owner) in performing its obligations under this Agreement. Unless unanimously agreed by the Co-Owners, the Operator shall not be entitled to any fee or other compensation as consideration for acting as Operator.

7.9.	Financial Audits

The Operator shall arrange an annual financial audit of Operations including, without limitation, operating and capital expenditures and all other Costs incurred in respect of Operations, to be conducted by the Independent Accountant in accordance with GAAP and generally accepted auditing standards in Canada. During the completion of the audit, the Co-Owners shall have reasonable access to, may consult with, and shall provide joint instructions to, the Independent Accountant. Such annual audit shall be completed within 3 months after the end of each Fiscal Year. All written exceptions to and claims for discrepancies disclosed by such audit shall be made not more than 3 months after receipt of the audit report. Claims remaining unresolved after 60 days after the receipt of the last of those claims may be referred to dispute resolution in accordance with Section 29. Claims resolved in favour of one of the Parties shall be paid within 30 days from the date of resolution of those claims with interest at the Prime Rate on any amounts payable in that regard from the date the discrepancy arose until the date paid in full. Failure to make any such exception or claim within the 3 month period shall mean the audit is correct and binding upon the Parties.

7.10.	Access to Books and Records

The Operator shall afford to the Co-Owners, their designees and representatives reasonable access to the Books and Records in its possession, control or to which the Operator has access, provided that any such access shall be during normal business hours on reasonable notice and shall not otherwise unreasonably interfere with Operations. The Operator shall designate a requesting Co-Owner as its representative for the purpose of accessing any Books and Records maintained by the Manager under the Management Agreement.

7.11.	Compliance Audits

Each Co-Owner shall be permitted to commission a third party compliance audit at any time and from time to time, but in any event no more often than once every three Fiscal Years, of the Waneta Assets and Operations or any part or parts thereof to confirm that the Operator is complying with its obligations under this Agreement (a “Routine Compliance Audit”). If at any time and from time to time a Co-Owner acting in good faith has reason to believe that the Operator is not complying with its obligations under this Agreement, it may also commission a third party compliance audit (a “Non-Routine Compliance Audit”). The following provisions shall apply to any third party compliance audits commissioned by a Co-Owner (the “Reviewing Party”):

(a)	the Reviewing Party shall provide the Operator with at least 90 days prior written notice of its intention to conduct a third party audit;
(b)	the Person selected by the Reviewing Party to conduct a third party audit must be a Person qualified by education, training and experience for the type of audit being conducted;
(c)	the third party audit must be conducted during normal business hours with a minimum of interruption to Operations;
(d)	the Person conducting the third party audit shall be provided with full access to the Books and Records provided that Person agrees to maintain confidentiality in respect of any information provided;
(e)	in the case of a Routine Compliance Audit, each Co-Owner shall share the costs of such audit in proportion to its Participation Percentage; and

	(f)	in the case of a Non-Routine Compliance Audit, the Reviewing Party shall be responsible for all costs of, including the Operator’s reasonable costs in responding to, such audit.

The Reviewing Party shall provide a copy of the audit report to the Operator. The Operator shall have 14 days from receipt of the copy to accept or dispute its conclusions. If the Operator does not dispute the results of the audit within such period, the Operator shall take such remedial actions as are required, and shall provide the Operating Committee with comprehensive reports and access to requested information so the Operating Committee is able to monitor the remedial actions. If the Operator disputes the conclusions set out in the audit report within such period, the dispute shall constitute a Dispute to be resolved in accordance with Section 29.

7.12.	Resignation; Deemed Offer to Resign

The Operator, if it is also a Co-Owner, may resign at any time on no less than 120 days notice to the other Co-Owner. The Operator shall be deemed automatically to have offered to resign, which offer may be accepted in writing by the other Co-Owner at any time within 90 days following such deemed offer, if:

	(a)	the Operator commits an Event of Default under Section 24.1;
(b)

with respect to any material covenant or material obligation under this Agreement, the Operator has failed to observe, keep or perform such covenant or obligation and, within 30 days after receipt of a written demand from the other Co-Owner, describing in reasonable detail the particulars of the alleged failure, the Operator has not corrected such failure, provided that the period of 30 days shall be extended for an additional period of time:

(i)

if the failure is not capable of being cured within 30 days after demand and the Operator has given a written explanation as to why such failure cannot be cured within such period of 30 days, and has made a proposal for remedying such failure and specifying a reasonable period of time to complete such proposed remedy, which proposal and time period are acceptable to the demanding Co-Owner, acting reasonably; and

(ii)	for so long as the Operator is diligently proceeding to remedy such failure and such failure does not:
A.	impose a material risk of sale, forfeiture or loss of Participation Interest of either Co-Owner, if any, or any material part thereof, to a third party; or
B.	interfere in any material respect with the use and operation of the Waneta Plant;
(c)	the Operator commences any Insolvency Proceeding relating to it or to any portion of its assets, or it consents to or acquiesces in any Insolvency Proceeding or the appointment of a Receiver of, or for, the Operator or any substantial portion of its assets including, without limitation, all or any part of its Participation Interest;
(d)

any Person other than the Operator commences any Insolvency Proceeding against the Operator and any such Insolvency Proceeding remains un-dismissed for a period of 45 days or any Receiver of, or for, the Operator or any portion of its assets including, without limitation, all or any part of its Participation Interest, is appointed and is not discharged within a period of 45 days;

(e)

a writ, execution, attachment or similar process is issued or levied against any substantial part of its assets, including, without limitation, all or any part of its Participation Interest in connection with any judgment against the Operator in any amount which materially affects the assets of the Operator and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its issue or levy; or

(f)

the Participation Percentage of the Operator ceases to be the largest Participation Percentage (except in the case where a Co-Owner holding a Participation Percentage of 50% or less has elected to become the Operator pursuant to this Section 7.12 or Sections 24.2(c), 25.3(i) or 25.6).

If the Operator’s deemed offer to resign is accepted, the other Co-Owner shall become the new Operator. If the Operator voluntarily resigns, the other Co-Owner may elect to become the new Operator by written notice to the other Co-Owner delivered within 30 days of the resignation, failing which the Operating Committee shall appoint a non-Co-Owner third party as Operator. Where a Co-Owner becomes the new Operator pursuant to this Section 7.12, it shall have the following voting rights on the Operating Committee:
(i)

in the event that its Participation Percentage at the time of it becoming the Operator exceeds 50%, it shall have a right to cast the percentage of the votes on the Operating Committee equal to its Participation Percentage; and

(ii)

in the event that its Participation Percentage at the time of it becoming the Operator is less than or equal to 50%, it shall for so long as it is the Operator, have a right to cast 51% of the votes on the Operating Committee and thereby decide matters of the Operating Committee by majority vote and the other Co-Owner shall have a right to cast 49% of the votes on the Operating Committee notwithstanding that its Participation Percentage may exceed 50%.

7.13.	Transition on Change of Operator

Upon any resignation or replacement of the Operator under Section 7.12 or any other provision of this Agreement, the resigning or replaced Operator shall use its commercially reasonable efforts to assist in the transition to the new Operator, including without limitation by way of:

(a)	assigning the Management Agreement as it relates to the Waneta Assets (to the extent assignable), to the new Operator;
(b)

delivering the Books and Records to the new Operator as reasonably required by the new Operator to discharge its obligations to the Co-Owners, including without limitation details of the Operations Account, provided nothing herein shall prevent the Operator from keeping copies of such Books and Records;

(c)

delivering to the new Operator all funds held by the Operator in trust for the Co-Owners, including without limitation those funds held by the Operator in the Segregated Bank Account and the Segregated Insurance Account;

(d)

delivering to the new Operator possession of any Waneta Assets in the possession of the Operator, and assigning to the new Operator legal title in any of the Waneta Assets held by the Operator in trust for the Co-Owners; and

(e)

executing and delivering all such instruments or documents and doing all such other acts and things as may be necessary for the new Operator to assume all of the responsibilities and obligations of the Operator under this Agreement or to give effect to the foregoing.

The terms and conditions of any assignment from the Operator to the new Operator in accordance with the foregoing shall include the assignment by the Operator to the new Operator, and the assumption by the new Operator, of all of the Operator's rights, obligations and liabilities from and after the date of the assignment (but for certainty, excluding any Liabilities relating to the period before the Operator's resignation or replacement, regardless of when arising), and the release and indemnification of the Operator in respect of all such assigned obligations and liabilities relating to the period after the Operator’s resignation (but for certainty, excluding any Liabilities relating to the period before the Operator's resignation or replacement, regardless of when arising).

All costs incurred by the Operator (as Operator but not as Co-Owner) in carrying out its obligations under this Section 7.13 and costs incurred by the new Operator in connection with the transition shall be considered Costs for purposes of this Agreement. The Operator shall continue, even after its resignation or replacement, to have the benefit of Sections 7.8, 10.1, 10.3 and 10.6 (but in the case of Section 10.6, only to the extent of Costs incurred by the Operator prior to its resignation or replacement) and may invoice the Co-Owners for all Costs incurred by the Operator relating to the period before its resignation or replacement, regardless of when arising, and in carrying out its obligations under this Section 7.13. Sections 31.1 and 31.2 shall continue in effect as among the Operator and the Co-Owners, even after the Operator's resignation or replacement, but Section 31.2 shall only continue in effect in respect of Liabilities relating to the period before the Operator's resignation or replacement, regardless of when arising.

7.14.	Limited Agency
(a)	The Operator has authority to act as agent for and on behalf of each of the Co-Owners for the purpose of entering into contracts and agreements and incurring obligations in its own name or through the Manager, as the Operator’s agent, for the purchase or acquisition of materials, supplies, equipment and other assets and services required in the ordinary course of Operations and such other contracts and agreements and such other obligations as the Co-Owners may unanimously agree in writing.

	(b)	The Operator shall negotiate and submit to each Co-Owner for review and execution, contracts and agreements pertaining to the Waneta Assets other than those contemplated by Section 7.14(a).
(c)

The Co-Owners agree that they shall jointly develop language when appropriate to include in the agreements or contracts that the Operator as agent for and on behalf of the Co-Owners, or the Manager as the Operator’s agent, may enter into to reflect the agency relationship and to ensure that the Co-Owners shall acquire title to any assets acquired thereunder in proportion to their respective Participation Percentage and that the Co-Owners shall be entitled to the rights and benefits of those agreements and contracts in proportion to their respective Participation Percentages.

8.	MANAGER
8.1.	Appointment of Manager
(a)

The Co-Owners agree that the Operator (if it is also a Co-Owner) may appoint a Manager from time to time to carry out certain of the duties of the Operator, including, without limitation, certain of those duties set out in Section 7.2 and 7.4, for and on behalf of the Operator under the general guidance and oversight of the Operator and pursuant to the terms of the Management Agreement, provided that any such appointment and any and all actions and/or omissions of the Manager shall not in any way relieve the Operator of any of its duties, obligations, liabilities and responsibilities under this Agreement. The Operator (if it is also a Co-Owner) may, subject to the provisions of the Management Agreement, remove the Manager at any time.

(b)	The Co-Owners acknowledge that FortisBC is the first Manager.
(c)

Prior to appointing a Manager, the Operator shall consult with the Co-Owners as to the potential candidates that may be considered for appointment, including with respect to their experience, past record and suitability.

9.	OPERATING AND CAPITAL BUDGETS
9.1.	Operations Pursuant to Budgets and Operating and Management Plans

Except as otherwise provided in this Section 9, Operations shall be conducted and Waneta Assets shall be acquired pursuant to approved Budgets and the approved Operating and Management Plan. The Budgets and the Operating and Management Plan shall be designed to maintain and sustain the Waneta Assets as a whole (but not necessarily any individual component) indefinitely.
9.2.	Presentation of Budgets

Proposed Budgets shall be prepared by the Operator annually. The first Budgets have been prepared by the Operator,submitted to each Co-Owner, and have been approved by each Co-Owner prior to the Effective Date and shall be considered to have been approved by the Operating Committee and constitute the first Budgets for the purposes of this Agreement. On or before each October 1, a proposed Budget for the next succeeding Fiscal Year shall be prepared by the Operator and submitted to the Operating Committee for approval together with all relevant information reasonably required for the Operating Committee to properly consider such Budget.

9.3.	Review and Approval of Proposed Budgets
Within 30 days of the presentation of a proposed Budget by the Operator to the Operating Committee, the Operator shall call a meeting of the Operating Committee to consider the same and the Operating Committee shall at such meeting either approve the Budget with respect to the Budgetary Period covered thereby, with such modifications, if any, as it deems necessary, or reject the same and require a new presentation from the Operator.
9.4.	Budget Variances
(a)

If the Operator becomes aware of, or reasonably expects, a material departure from an approved Operating Budget, the Operator shall notify the Operating Committee. A departure from an approved Operating Budget is material if actual and forecast operating Costs during the Budgetary Period are in excess of 105%, or are less than 95% of the total operating Costs budgeted for the Budgetary Period. In such case, the Operator shall prepare a revised Operating Budget for the remainder of the Budgetary Period and submit the same to the Operating Committee for review and approval (including where applicable, the unanimous approval of the Operating Committee if the revised Operating Budget would have required unanimous approval pursuant to Section 6.7 if originally submitted to the Operating Committee). Any such revised Operating Budget so approved by the Operating Committee shall thereafter constitute the Operating Budget for the remainder of the Budgetary Period.

(b)

If and to the extent that the Operator determines that changes to an approved Sustaining Capital Budget or Non-Sustaining Capital Budget are required, the Operator shall submit a revised Budget to the Operating Committee for review and approval, including where applicable, the unanimous approval of the Operating Committee for any matter contained in such revised Budget which is a matter (or which was a matter in the original Budget that is the subject of the revision) requiring unanimous approval pursuant to Section 6.7 or 6.8. Any such revised Budget so approved by the Operating Committee shall thereafter constitute the Budget until the next succeeding Budget is approved.

9.5.	Emergency or Unexpected Expenditures
(a)

In case of emergency, the Operator shall take any reasonable action and incur any reasonable expenditure it deems necessary to protect life, limb or property, to protect the Waneta Assets or to comply with Legal Obligations, this Agreement or the approved Operating and Management Plan.

(b)

The Operator may take any reasonable action and incur any reasonable expenditures for unexpected events which are beyond its reasonable control (without prejudice to the rights of the Co-Owners under this Agreement in respect of any breach by the Operator of the Operating Standard, Legal Obligations or this Agreement).

(c)	The Operator shall promptly notify the Operating Committee of the emergency expenditure or unexpected expenditure.
10.	ACCOUNTS, SETTLEMENTS AND MONTHLY BILLINGS
10.1.	Costs to be Borne Proportionately
The Co-Owners shall pay for Costs in proportion to their Participation Percentages at the time such Costs were incurred, except for those Costs which pursuant to the terms of this Agreement are:
(a)	to be borne by the Co-Owners in some proportion other than in proportion to their respective Participation Percentages, in which case the Co-Owners shall pay for such Costs in such proportions; and
(b)	to be borne by the Operator only, in which case the Operator shall pay for such Costs.

The Operator shall issue invoices and statements to the Co-Owners pursuant to this Section 10 in accordance with the foregoing.

10.2.	Monthly Statements

The Operator shall submit to the Co-Owners monthly statements of account no later than the 15th Business Day after the end of each month, which shall include a monthly costs summary report contemplated by Section 7.6(a)(i) and a statement setting forth in reasonable detail the costs, charges and credits allocated to each Co-Owner in the Operations Account during the preceding calendar month under this Agreement.

10.3.	Monthly Invoices in Arrears

The Operator may pay all or any portion of the Costs for activities contemplated in an approved Budget or pursuant to Section 9.5(a) as and when such Costs are due and shall invoice each of the Co-Owners in an amount equal to any negative balance (the amount by which charges allocated to the Co-Owner exceed credits allocated to the Co-Owner in the

Operations Account) concurrent with delivery of the monthly costs summary report (a “Monthly Invoice”). The Operator shall send to each Co-Owner its Monthly Invoice and the Monthly Invoice for the other Co-Owner (for information purposes). Each Co-Owner shall, within 30 days of receipt of its Monthly Invoice, pay all undisputed invoiced amounts to the Operator and, in respect of any invoiced amounts the Co-Owner disputes, initiate dispute resolution in connection therewith in accordance with Section 29. In respect of each Monthly Invoice, the Operator shall by the earlier of:

	(a)	5 Business Days after the date that it has received all payments from each Co-Owner in respect of such invoices; and
	(b)	5 Business Days after the end of the 30 day period by which such payments were due,

provide a written notice to each Co-Owner of the amount that each Co-Owner was invoiced and the amount that the Operator has received from each Co-Owner in respect of such invoice and to the extent that a Monthly Invoice of either Co-Owner has not been paid in full, setting forth the amount of the deficiency or the amount, if any, which is the subject of dispute resolution in accordance with Section 29. Time is of the essence of payment of such Monthly Invoices.

10.4.	Cash Calls In Advance

If the Operator determines that the respective charges to be allocated to the Co-Owners in the Operations Account for an upcoming calendar month (an “Operating Month”) will be greater than the respective credits allocated and to be allocated to the Co-Owners in the Operations Account, then at least 30 days prior to the commencement of the Operating Month, the Operator may submit to each Co-Owner a billing for their respective projected shortfalls or a portion thereof, provided that each Co-Owner is billed in proportion to their respective shortfalls (a “Cash Call”). Within 30 days after receipt of their respective Cash Calls, each Co-Owner shall advance to the Operator such estimated amount, and the Operator shall hold such funds in a segregated bank account (the “Segregated Bank Account”). In respect of each Cash Call, the Operator shall by the earlier of:

(a)	5 Business Days after the date that it has received all advances required from each Co-Owner in respect of such Cash Call; and
(b)	5 Business Days after date on which the Cash Call was due,

provide a written notice to each Co-Owner of the amount of the Cash Call for each Co-Owner for the Operating Month and the amount that the Operator has received from each Co-Owner in respect of such Cash Call and to the extent that a Cash Call to either Co-Owner has not been paid in full, setting forth the amount of the deficiency. Time is of the essence of payment of Cash Calls. If the amount of the Cash Call for the estimated Costs was less than the actual Costs incurred or charged during the Operating Month, the Operator shall pay the difference and invoice the Co-Owners for the difference at any time, and the Co-Owner shall pay such difference within 30 days following receipt of the billing.

Payments from a Co-Owner who is the Operator will only be considered to have been received by the Operator when such funds are deposited into the Segregated Bank Account.

10.5.	Funds Held in Trust

Any funds advanced pursuant to Section 10.4, any interest earned on insurance proceeds and transferred into the Segregated Bank Account pursuant to Section 27.9 and any other revenues received by the Operator for the benefit of the Co-Owners other than insurance proceeds paid into the Segregated Insurance Account pursuant to Section 27, shall be held by the Operator in the Segregated Bank Account, in trust for the benefit of the Co-Owner(s) on whose behalf such funds have been advanced, transferred or received and shall be utilized by the Operator only to pay Costs on behalf of such Co-Owner(s), provided that if from time to time, the Operator determines that it is holding funds on behalf of the Co-Owner(s) in excess of the Costs reasonably expected by the Operator to be required, it shall provide 60 days written notice to the Co-Owners of its intention to pay such excess amounts and will upon the expiration of such 60 day period, pay such excess amounts to the applicable Co-Owner(s). In the case of such funds being returned to a Co-Owner, the amount of such payments shall be allocated as a debit to such Co-Owner in the Operations Account. The Operator shall provide such information in respect of the Segregated Bank Account to either Co-Owner as may be reasonably requested by such Co-Owner from time to time. Any interest earned on such Co-Owner’s funds shall be applied as a credit for the Co-Owner in the Operations Account.

10.6.	Failure to Pay Billings

If a Co-Owner becomes a Defaulting Party for having failed to make any payment when due under Section 10.3 or 10.4, it shall continue to be liable to make such payment to the Operator, and in addition to such payment, the greater of:

(a)	any interest or other costs incurred by the Operator directly or indirectly as a result of the Co-Owner’s failure to pay; and
(b)	interest from the date due to the date of payment at an annual rate equal to the Prime Rate plus 5%,

which shall be received by the Operator for its own account, and shall pay all such amounts forthwith on demand by the Operator.

10.7.	Failure to Make Payments
(a)

If a Co-Owner becomes a Defaulting Party for having failed to make any payment when due under Section 10.3, 10.4 or 10.6, the Non-Defaulting Party may at any time, but shall not be obligated to, by prior written notice to the Defaulting Party and by payment to the Operator, elect to pay the shortfall on behalf of the

Defaulting Party (a “Cover Payment”). A Cover Payment shall remedy the Event of Default by the Defaulting Party in respect of its failure to make the payment contemplated by Section 10.3, 10.4 or 10.6 and extinguish the liability of the Defaulting Party to the Operator pursuant to Section 10.6 from and after the date on which the Cover Payment was made, but shall not relieve the Defaulting Party of any liability or obligations it may have to the Non-Defaulting Party making the Cover Payment in accordance with this Section 10.7(a). If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall apply to the aggregated Cover Payments.

(b)

Each Cover Payment shall constitute indebtedness due from the Defaulting Party to the Non-Defaulting Party, which indebtedness shall be payable upon demand and shall bear interest from the date incurred by the Non-Defaulting Party to the date of payment by the Defaulting Party at an annual rate equal to the Prime Rate plus 5% and which indebtedness shall be secured by the BC Hydro Security Documents in the case where BC Hydro is the Defaulting Party and by the Teck Security Documents in the case where Teck is the Defaulting Party.

(c)

If a Cover Payment or Cover Payments have been made from time to time and remain outstanding in amounts, together with interest accrued thereon, equal to or exceeding $2,500,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) in the aggregate, then the Non-Defaulting Party may, but shall not be obligated to, elect to effect an adjustment of the Participation Percentages of the Co-Owners pursuant to this Section 10.7(c) upon the giving of not less than 30 days’ prior notice to the Defaulting Party. If the Non-Defaulting Party makes such election, as at the effective date of dilution specified in such notice, the Participation Percentages of the Defaulting Party and of the Non-Defaulting Party shall be adjusted as follows:

(i)

for every full $2,500,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) of indebtedness owing by the Defaulting Party to the Non-Defaulting Party pursuant to Section 10.7(b), the Defaulting Party’s Participation Percentage shall be decreased by 0.1%; and

(ii)

for every full $2,500,000 (adjusted for inflation annually as of the last day of each Fiscal Year at the Agreed Inflation Factor) of indebtedness owing by the Defaulting Party to the Non-Defaulting Party pursuant to Section 10.7(b), the Non-Defaulting Party’s Participation Percentage shall be increased by 0.1%.

Upon an adjustment of the Participation Percentages being effected pursuant to this Section 10.7(c), the amounts of indebtedness owing by the Defaulting Party and that were the subject of the adjustment pursuant to this Section 10.7(c) shall no longer be owing. For greater certainty, any excess indebtedness that is not the subject of an adjustment pursuant to this Section 10.7(c) shall continue to be owing. The Defaulting Party indebted to the Non-Defaulting Party for having made a Cover Payment, may pay the indebtedness then owing to the Non-Defaulting Party pursuant to Section 10.7(b) in full at any time before an adjustment of Participation Percentages is effected pursuant to this Section 10.7(c) and thereby prevent the adjustments to the Participation Percentages from occurring.

11.	WATER RENTAL FEES
11.1.	Water Rental Fees Payment and Adjustment Provisions

The Co-Owners acknowledge and agree as follows:

(a)

Water Rental Fees in respect of Waneta Plant capacity are payable to the Water Comptroller in a calendar year for that calendar year, at rates that apply to that calendar year, but based on authorized capacity of the Waneta Plant in the preceding calendar year. The Co-Owners’ respective shares of Water Rental Fees payable to the Water Comptroller in respect of authorized capacity for a calendar year will be based on their respective Participation Percentages at the beginning of that calendar year, but will be subject to adjustment between themselves pursuant to Section 11.6 if their respective Participation Percentages change during that calendar year.

(b)

If the amount of Water Rental Fees paid by Teck to the Water Comptroller pursuant to Section 11.2 in respect of the authorized capacity of the Waneta Plant for any calendar year from 2012 to 2035, in each case inclusive, is different than the amount that Teck would have paid if payable on Teck’s Share of Capacity for the Preceding Calendar Year, then the Co-Owners will make an adjustment and corresponding payment as between themselves to settle such difference. For the purposes of this Section 11.1(b), “Teck’s Share of Capacity for the Preceding Calendar Year” means the maximum monthly value for Teck’s Entitlement Capacity shown in Table 3 of Section 14 (as may be amended from time to time) applicable to the preceding calendar year, as adjusted pursuant to Section 11.6 to reflect changes to Teck’s Entitlement Capacity during the calendar year for which the Water Rental Fees are payable. The Co-Owners also acknowledge and agree that other capacity-related adjustments are required in respect of the 2010 and 2011 calendar years as between themselves to reflect the acquisition by BC Hydro of an undivided interest in the Waneta Plant and these adjustments are described in Sections 11.8(a) and 11.8(b).

(c)	Water Rental Fees in respect of Waneta Plant energy are payable to the Water Comptroller in a calendar year for that calendar year, at rates that apply to that calendar year, but based on energy output of the Waneta Plant as it may be adjusted to reflect WAX generation attributed to the Waneta Plant and vice versa in the preceding calendar year. The Co-Owners’ respective shares of Water Rental Fees payable to the Water Comptroller in respect of energy output for a calendar year will be based on their respective Participation Percentages at the beginning of that calendar year, but will be subject to adjustment between themselves pursuant to Section 11.6 if their respective Participation Percentages change during that calendar year.
(d)

Water Rental Fees in respect of energy output are and will continue to be adjusted pursuant to Section 9 of the CPA. The Co-Owners also acknowledge and agree that other energy-related adjustments are required in respect of the 2010 and 2011 calendar years as between themselves to reflect the acquisition by BC Hydro of an undivided interest in the Waneta Plant and these adjustments are described in Sections 11.9(a) and 11.9(b). In all other calendar years when there is a change in the Co-Owners’ respective Participation Percentages, further and other adjustments are required as between themselves for the calendar year in which the change occurs and for the following calendar year, and these adjustments are described in Section 11.6. To the extent such Water Rental Fee adjustments as provided for in Sections 11.9(a), 11.9(b) and 11.6 are not made through the processes provided for in Section 9 of the CPA, the Co-Owners shall make such adjustments and corresponding payments as between themselves. The Co-Owners agree that the payments made by Teck to the Water Comptroller pursuant to Section 11.3 are the amounts payable by Teck for purposes of Section 9.2(a) of the CPA and that Teck’s “Plant” for purposes of Section 9.1 of the CPA is Teck’s Participation Percentage of the Waneta Plant.

(e)

Attached as Appendix 1 are examples that reflect the application of the provisions in this Section 11.1 and the adjustments for 2010 and 2011 contemplated in Sections 11.2(c), 11.3(c), 11.8(a), 11.8(b), 11.9(a) and 11.9(b) assuming, where applicable, that the Effective Date was February 12, 2010. The adjustments contemplated in Sections 11.2(c), 11.3(c), 11.8(a), 11.8(b), 11.9(a) and 11.9(b) will be made as of the actual Effective Date (where applicable) and based on the provisions in this Section 11 and calculation methodology used in the examples set out in Appendix 1.

11.2.	Water Rental Fees based on Capacity
(a)

Subject to adjustment pursuant to Section 11.6, Teck shall pay Water Rental Fees to the Water Comptroller in respect of Teck’s Participation Percentage of the authorized capacity of the Waneta Plant for the 2010 calendar year and for each subsequent calendar year in an amount equal to the sum of: (i) the commercial power use rate multiplied by the maximum amount of capacity used by Teck’s Industrial Operations at any point in time in the preceding calendar year; and (ii) the general power use rate(s) applicable to Teck multiplied by the balance of Teck’s Participation Percentage (as at the beginning of the calendar year for which the Water Rental Fees are payable) of the authorized capacity of the Waneta Plant in the preceding calendar year.

(b)	Subject to adjustment pursuant to Section 11.6, BC Hydro shall pay Water Rental Fees to the Water Comptroller in respect of BC Hydro’s Participation Percentage of the authorized capacity of the Waneta Plant for the 2010 calendar year and for each subsequent calendar year in an amount equal to the general power use rate(s) applicable to BC Hydro multiplied by BC Hydro’s Participation Percentage (as at the beginning of the calendar year for which the Water Rental Fees are payable) of the authorized capacity of the Waneta Plant in the preceding calendar year.

(c)

For the purposes of Sections 11.2(a) and 11.2(b), for the 2010 calendar year Teck’s Participation Percentage of the authorized capacity of the Waneta Plant in the preceding calendar year shall be deemed to be:

(C x B/T) + (PP x C x A/T),

and BC Hydro’s Participation Percentage of the authorized capacity of the Waneta Plant in the preceding calendar year shall be deemed to be:

(100% – PP) x C x A/T,

where “C” is the authorized capacity of the Waneta Plant in 2009, “B” is the number of days on and before the Effective Date in the 2010 calendar year, “T” is 365 (the total number of days in the 2010 calendar year), “PP” is the Participation Percentage of Teck as of the Effective Date, and “A” is the number of days after the Effective Date in the 2010 calendar year.

The Co-Owners shall make any adjustments and corresponding payments as between themselves to give effect to the foregoing for the 2010 calendar year within 90 days after the Effective Date.

11.3.	Water Rental Fees based on Energy Output
(a)

Subject to adjustment pursuant to Section 11.6, Teck shall pay Water Rental Fees to the Water Comptroller in respect of Teck’s Share of Actual Generation as it relates to energy for the 2010 calendar year and for each subsequent calendar year in an amount equal to the sum of: (i) the commercial power use rate multiplied by the amount of energy used by Teck’s Industrial Operations in the preceding calendar year; and (ii) the general power use rate(s) applicable to Teck multiplied by the balance of Teck’s Share of Actual Generation as it relates to energy in the preceding calendar year.

(b)

Subject to adjustment pursuant to Section 11.6, BC Hydro shall pay Water Rental Fees to the Water Comptroller in respect of BC Hydro’s Share of Actual Generation as it relates to energy for the 2010 calendar year and for each subsequent calendar year in an amount equal to the general power use rate(s) applicable to BC Hydro for that energy multiplied by BC Hydro’s Share of Actual Generation as it relates to energy in the preceding calendar year.

(c)	For the purposes of Sections 11.3(a) and 11.3(b), for the 2010 calendar year Teck’s Share of Actual Generation as it relates to energy in the preceding calendar year shall be deemed to be:

(E x B/T) + (PP x E x A/T),

and BC Hydro’s Share of Actual Generation as it relates to energy in the preceding calendar year shall be deemed to be:

(100% – PP) x E x A/T,

where “E” is the energy generated by the Waneta Plant in 2009, “B” is the number of days on and before the Effective Date in the 2010 calendar year, “T” is 365 (the total number of days in the 2010 calendar year), “PP” is the Participation Percentage of Teck as of the Effective Date, and “A” is the number of days after the Effective Date in the 2010 calendar year.

The Co-Owners shall make any adjustments and corresponding payments as between themselves to give effect to the foregoing for the 2010 calendar year within 90 days after the Effective Date.

11.4.	Additional Teck Generation

If Teck acquires additional generation facilities in British Columbia, the lowest general power use rates shall be applied first to Teck’s Share of Actual Generation as it relates to both capacity and energy before being applied to such additional generation facilities.

11.5.	Fees based on Occupation of Crown Land

Any Water Rental Fees in respect of a calendar year that are based on the occupation of crown land during the year shall be paid by the Co-Owners in accordance with their respective Participation Percentages at the beginning of the year, and as may be adjusted pursuant to Section 11.6. The adjustment for calendar year 2010 shall be made on the same basis as the adjustment for capacity for 2010.

11.6.	Changes in Participation Percentage

Except in the 2010 calendar year, if there are changes in the Co-Owners’ respective Participation Percentages, other than at the beginning of a calendar year, the Co-Owners shall adjust the Water Rental Fees paid or payable (i) in respect of that year and the adjustments pursuant to Section 11.1(b) and Section 9 of the CPA, based on the number of days in the year at the applicable Participation Percentages; and (ii) in respect of the following year (except the 2011 calendar year) in a manner similar to the adjustment in Section 11.9(b). If a change in the Co-Owners’ respective Participation Percentages is reflected in invoices from the Water Comptroller before Water Rental Fees are payable, the adjusted amounts shall be payable to the Water Comptroller, but otherwise the Co-Owners shall make adjustments and corresponding payments between themselves within 90 days of the change in Participation Percentages.

11.7.	Further Allocation/Adjustments

The Co-Owners have assumed that the Water Comptroller will invoice Teck and BC Hydro for their respective Water Rental Fees as allocated pursuant to Sections 11.2 through 11.6. If the Water Comptroller invoices either or both Co-Owners on a different basis, then the Operator or the Co-Owners shall allocate the amounts on such invoice(s) between the Co-Owners, and the Co-Owners shall pay the Water Rental Fees in accordance with Sections 11.2 through 11.6. If the Water Comptroller invoices the Co-Owners an amount that is different than the aggregate amount determined pursuant to Sections 11.2 through 11.6, the Co-Owners shall adjust the payments between themselves on an equitable basis.

11.8.	Water Rental Fee Adjustments for Capacity
(a)

Water Rental Fee Adjustment for Capacity for 2010. The Co-Owners acknowledge and agree that the amount to be paid by Teck to the Water Comptroller pursuant to Section 11.2 in respect of Waneta Plant capacity for the 2010 calendar year will be greater than the amount that would be paid if charged on Teck’s Deemed Entitlement Capacity for 2009, and accordingly BC Hydro shall pay Teck the difference. For the purposes of this Section 11.8(a), “Teck’s Deemed Entitlement Capacity for 2009” is determined as the maximum monthly Teck Entitlement Capacity in Table 3 of Section 14 from and after the Effective Date and the authorized capacity of the Waneta Plant prior to the Effective Date, prorated by the respective number of days from and after the Effective Date and prior to the Effective Date, respectively.

(b)

Water Rental Fee Adjustment for Capacity from 2011. The Co-Owners acknowledge and agree that the amount to be paid by Teck to the Water Comptroller pursuant to Section 11.2 in respect of Waneta Plant capacity for the 2011 calendar year will be greater than the amount that would be paid if charged on Teck’s Deemed Entitlement Capacity for 2010, and accordingly BC Hydro shall pay Teck the difference. For the purposes of this Section 11.8(b), “Teck’s Deemed Entitlement Capacity for 2010” is determined as the maximum monthly Teck Entitlement Capacity in Table 3 of Section 14, as if Table 3 was in place for the full year 2010.

(c)	Adjusting payments as provided for in Section 11.1, 11.8(a) and 11.8(b) shall be made at the same time as adjusting payments are made pursuant to Section 9 of the CPA.
11.9.	Water Rental Fee Adjustments for Energy
(a)

Water Rental Fee Adjustment for Energy for 2010. The Co-Owners acknowledge and agree that the amount to be paid by Teck to the Water Comptroller pursuant to Section 11.3 in respect of Teck’s Share of Actual Generation as it relates to energy for the 2010 calendar year is less than the amount that would be paid if charged on Teck’s Deemed Entitlement Energy for 2009, and accordingly Teck shall pay BC Hydro the difference. For the purposes of this Section 11.9(a), “Teck’s Deemed Entitlement Energy for 2009” is determined as:
(i)

The sum of the actual (adjusted for outages and use of flexibility accounts) monthly 2009 Entitlement Energy attributable to 100% of the Waneta Plant for the same months in 2009 as the months in 2010 prior to the Effective Date, prorating the monthly Entitlement Energy amount for the month in which the Effective Date occurs by the number of days on and before the Effective Date in that month; plus

(ii)

The sum of the actual (adjusted for outages and use of flexibility accounts) monthly 2009 Entitlement Energy attributable to 100% of the Waneta Plant for the same months in 2009 as the months in 2010 after the Effective Date, prorating the monthly Entitlement Energy amount for the month in which the Effective Date occurs by the number of days after the Effective Date in that month, and multiplying each such monthly amount by the ratio, for the corresponding month, of Teck’s Energy Entitlement in Table 3 of Section 14 to the sum of Teck’s Energy Entitlement in Table 3 of Section 14 plus the amount of Agreed Reduction in BC Hydro’s Entitlement Energy Obligation in Table 4 of Section 14.

(b)

Water Rental Fee Adjustment for Energy for 2011. If the amount paid by Teck to the Water Comptroller pursuant to Section 11.3 in respect of Teck’s Share of Actual Generation as it relates to energy for the 2011 calendar year is greater than the amount that would have been paid if charged on Teck’s Deemed Entitlement Energy for 2010, then BC Hydro shall pay Teck the difference. If the amount paid by Teck to the Water Comptroller pursuant to Section 11.3 in respect of Teck’s Share of Actual Generation as it relates to energy for the 2011 calendar year is less than the amount that would have been paid if charged on Teck’s Deemed Entitlement Energy for 2010, then Teck shall pay BC Hydro the difference. For the purposes of this Section 11.9(b), “Teck’s Deemed Entitlement Energy for 2010” is determined as:

(i)

The sum of the actual (adjusted for outages and use of flexibility accounts) monthly 2010 Entitlement Energy attributable to 100% of the Waneta Plant for those months before the Effective Date, prorating the monthly Entitlement Energy amount for the month in which the Effective Date occurs by the number of days on and before the Effective Date in that month, and multiplying each such monthly amount by the ratio, for the corresponding month, of Teck’s Energy Entitlement in Table 3 of Section 14 to the sum of Teck’s Energy Entitlement in Table 3 of Section 14 plus the amount of Agreed Reduction in BC Hydro’s Entitlement Energy Obligation in Table 4 of Section 14; plus

(ii)

The sum of the actual (adjusted for outages and use of flexibility accounts) monthly 2010 Teck’s Entitlement Energy for those months in 2010 after the Effective Date, prorating the amount of Teck’s Entitlement Energy for the month in which the Effective Date occurs by the number of days after the Effective Date in that month.
(c)

Co-Owners to Propose Operating Procedure. The Co-Owners shall work with the other parties to the CPA to develop an operating procedure to clarify that adjustments made in a year pursuant to Section 9.2 of the CPA are being made for that year and based on water rental rates for that year, although based on entitlement energy for the previous year, and further providing for adjustments as between the Co-Owners as contemplated by this Agreement. If despite their good faith efforts to have such an operating procedure developed by the parties to the CPA, adjustments are made under the CPA in a manner inconsistent with this Agreement, the Co-Owners shall make necessary adjustments to amounts payable by one to the other pursuant to this Section 11 to reflect the intent of this Agreement.

(d)

The Co-Owners acknowledge and agree that for so long as a Replacement CPA remains in force and effect, adjustments equivalent to those contemplated by Section 11.1 and 11.9 shall be made, either pursuant to such Replacement CPA, or failing that, pursuant to this Agreement.

11.10.	Failure to Pay

If a Co-Owner fails to pay its share of Water Rental Fees to the Water Comptroller on or before the due date, the other Co-Owner may make such payment on behalf of such Co-Owner, which payment shall be considered a Cover Payment for the purposes of this Agreement and the provisions of Section 10.7 shall apply in respect thereof, mutatis mutandis.

11.11.	Change to Determination of Water Rental Fees

If the categorization or applicability of Water Rental Fees changes, or the Water Comptroller proposes or determines a different method of determining or calculating the Water Rental Fees payable by the Co-Owners in respect of the Waneta Plant, or a different method of determining or calculating the Water Rental Fees payable in respect of the Waneta Plant combined with the Waneta Expansion, the Co-Owners shall negotiate in good faith to adjust the amounts payable pursuant to this Section 11 in a manner consistent with the intent of this Section 11. Such good faith negotiations shall include the owner of the Waneta Expansion to the extent necessary to address allocation issues between the Waneta Plant and the Waneta Expansion. If despite good faith negotiations the Co-Owners are unable to agree, then either Co-Owner may submit the matter to dispute resolution in accordance with Section 29. Such dispute resolution may include the owner of the Waneta Expansion if such owner and the Co-Owners agree. The arbitrator is authorized and directed to amend this Section 11 for the limited purpose of making any required consequential amendments.

12.	PROPERTY TAXES
12.1.	Property Taxes
(a)	Each of Teck and BC Hydro shall be separately responsible for all property taxes applicable to its respective Participation Interest.
(b)

If the BC Assessment Authority determines to issue a single assessment notice with respect to the Waneta Assets, the Co-Owners shall support a position with the BC Assessment Authority that the single assessment notice and/or associated working papers should reflect the exemption status of land and improvements comprising the Waneta Assets, based on the exemptions available to each Co-Owner as a result of its statutory status or exemptions, and should identify the exempt land and improvements of each Co-Owner separately to enable the Co-Owners to allocate responsibility for property taxes based on their respective status or exemptions.

(c)

If the Operator or a Co-Owner receives a single assessment notice with respect to the Waneta Assets, it shall provide a copy of the notice to the other Co-Owner as soon as possible and in any event within 5 days of receipt.

(d)

If the Co-Owners receive separate statements or invoices for property taxes, then each of them shall be individually responsible for payment thereof. BC Hydro shall be separately responsible for paying any grants in lieu of taxes that it is required to pay.

(e)

If the Co-Owners receive a single statement or invoice for property taxes, the Operator shall allocate the taxes to the Co-Owners (as soon as possible and in any event no later than 15 Business Days prior to the tax due date) either: (i) based on the assessment notice (including the working papers) if the notice reflects the exemption status of land and improvements based on the status or exemptions of each Co-Owner as referred to in Section 12.1(b), or (ii) otherwise reflecting their respective Participation Percentages in the Waneta Assets. If a Co-Owner does not agree with the Operator’s allocation of property taxes, then the Co-Owner may submit the matter for dispute resolution in accordance with Section 29. Pending resolution of the dispute, the Co-Owners shall pay based on the Operator’s allocation. Each Co-Owner shall directly pay its share of taxes to the applicable taxing authority on or before the tax due date and shall provide notice of such payment to the Operator and other Co-Owner. BC Hydro shall be separately responsible for paying any grants in lieu of taxes that it is required to pay.

(f)

A decision whether to dispute a single assessment notice as it relates to the classification or assessed values of the Waneta Assets shall be a decision of the Operating Committee. If either Co-Owner wishes to appeal a single assessment as it relates to the statutory status or exemptions available to the Co-Owner, such dispute shall be the Co-Owner’s separate responsibility, provided that the Co-

Owner wishing to appeal shall consult with the other Co-Owner before commencing an appeal.
(g)	Notwithstanding Sections 12.1(a) through 12.1(d), for the 2010 calendar year, the Co-Owners shall pay property taxes in respect of the Waneta Assets as follows:
(i)

Teck shall pay that portion determined by multiplying the total amount payable with respect to the Waneta Assets by a fraction the numerator of which is the number of days on and prior to the Effective Date and the denominator of which is 365; and

(ii)

BC Hydro and Teck shall each pay, based on their respective Participation Percentages of the Waneta Assets, their portion of the amount determined by multiplying the total amount payable with respect to the Waneta Assets by a fraction the numerator of which is the number of days in the calendar year after the Effective Date and the denominator of which is 365.

(h)

If a Co-Owner fails to pay its share of property taxes to the applicable taxing authority on or before the tax due date, the other Co-Owner may make such payment on behalf of such Co-Owner, which payment shall be considered a Cover Payment for the purposes of this Agreement and the provisions of Section 10.7 shall apply in respect thereof, mutatis mutandis.

13.	SHARE OF GENERATION
13.1.	Parties’ Share of Generation
(a)

BC Hydro shall have the right to its Participation Percentage of all capacity and energy output from the Waneta Plant as adjusted pursuant to Section 13.2 (“BC Hydro’s Share of Actual Generation”), for its own, exclusive use.

(b)

Teck shall have the right to its Participation Percentage of all capacity and energy output from the Waneta Plant as adjusted pursuant to Section 13.2 (“Teck’s Share of Actual Generation”), for its own, exclusive use.

(c)

For so long as the CPA or a Replacement CPA is in effect, the Parties acknowledge that Teck’s Share of Actual Generation, and its right thereto, is subject to the terms and conditions of the CPA or a Replacement CPA, as applicable. In accordance with the CPA, Teck is entitled to Entitlement Capacity and Entitlement Energy in amounts as specified under the CPA and BC Hydro is entitled to any capacity and energy output from Teck’s Participation Percentage of the Waneta Plant over and above Teck’s Entitlement Capacity and Teck’s Entitlement Energy, if any.

(d)

It is acknowledged and agreed by the Co-Owners, (notwithstanding changes to the Co-Owners’ respective Participation Percentages) to be a principle underlying this Agreement that until January 1, 2036, (i) Teck’s Entitlement Energy and/or Teck’s Entitlement Capacity shall bear the full risk of reductions as a result of  Unit outages, transmission constraints, re-determinations under the CPA or for any reason (including Force Majeure and the WAX In-Service Date occurring prior to April 1, 2014), attributable to 100% of the Waneta Plant even though only Teck's Participation Percentage of the Waneta Plant is subject to the CPA, except as contemplated by Section 14.6, and (ii) with the exception of increases associated with Upgrades, Teck’s Entitlement Energy and/or Teck’s Entitlement Capacity shall receive the full benefit of increases as a result of re-determinations under the CPA, from the WAX In-Service Date occurring after April 1, 2014 or for other reasons, attributable to 100% of the Waneta Plant, even though only Teck's Participation Percentage of the Waneta Plant is subject to the CPA.

The Co-Owners further agree that this principle is reflected in the specific terms of this Agreement and that if there is a conflict between this principle and the specific terms of this Agreement, the specific terms prevail.

13.2.	Share of Generation Adjustments Associated with WAX Coordination

The Parties acknowledge and agree that each Co-Owner’s right under Section 13.1(a) and 13.1(b) respectively, shall exclude its Participation Percentage of:

(a)	any coordination benefits that the owner(s) of WAX are entitled to receive from the owners of Waneta Plant pursuant to the Waneta Release Coordination Agreement; and
(b)

energy and capacity that result from the use in the Waneta Plant (other than as a result of the hydroelectric facilities at WAX not being available for operation) of water authorized for use by the owners of WAX that equals the energy and capacity that would have resulted from the use of that water in WAX, but shall include its Participation Percentage of:

(c)	any coordination benefits the owners of the Waneta Plant are entitled to receive from the owners of WAX pursuant to the Waneta Release Coordination Agreement; and
(d)

energy and capacity that result from the use in WAX (other than as a result of the hydroelectric facilities at the Waneta Plant not being available for operation) of water authorized for use by the owners of the Waneta Plant that equals the energy and capacity that would have resulted from the use of that water in the Waneta Plant.

BI-LATERAL ADJUSTMENTS TO CPA ENTITLEMENT
14.1.	Bi-Lateral Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy

BC Hydro and Teck agree to adjust Teck’s Entitlement Capacity and Teck’s Entitlement Energy under the CPA in accordance with this Section 14 from time to time.

14.2.	Initial Notice of Teck’s Entitlement Capacity and Teck’s Entitlement Energy Under the CPA

The Co-Owners have concurrently with the execution of this Agreement provided written notice pursuant to Section 6.7 of Schedule A to the CPA to specify Teck’s Entitlement Capacity and Teck’s Entitlement Energy as the amounts shown for the period from the Effective Date to August 1, 2013 in Table 3 in Section 14.5.

14.3.	Calculation of Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy

Subject to Section 14.5 and 14.6, Teck’s Entitlement Capacity and Teck’s Entitlement Energy shall be adjusted pursuant to this Section 14 from time to time in accordance with the following formula:

Et = A + (PP x F) – C – U

Where:

Et =	Teck’s Entitlement Capacity or Teck’s Entitlement Energy, as applicable, that Teck is to receive under the CPA as determined in accordance with this Section 14;
A =

The Entitlement Capacity or Entitlement Energy, as applicable, attributable to 100% of the Waneta Plant as determined by the Entitlement Calculation Program under the CPA (including application of the applicable Adjustment Factor under the CPA) at the time of any re-determination;

PP =	The then current Participation Percentage of Teck;
F =

The forecast of the Entitlement Capacity or Entitlement Energy, as applicable, attributable to 100% of the Waneta Plant as determined by the Entitlement Calculation Program under the CPA (including application of the applicable Adjustment Factor under the CPA) agreed as at the Effective Date. The agreed values for F are provided in Table 1 below, and are not subject to change;

C =

Adjustments to Teck’s Entitlement Capacity or Teck’s Entitlement Energy, as applicable, that provide the agreed reallocation of Teck’s Entitlement Capacity and Teck’s Entitlement Energy. The agreed values for C are provided in Table 2 below, and are not subject to change except pursuant to Section 14.5(b); and

U =

The cumulative amount of Teck’s Entitlement Capacity and Teck’s Entitlement Energy reductions resulting from BC Hydro’s Participation Percentage and participation in Upgrades from and after the Effective Date. U is the sum over all Upgrades of the entitlement reduction associated with each individual Upgrade (Ui). The entitlement reduction associated with an individual Upgrade is given by the following formula:

        Ui = (A – Ap) x (100% – PP)

Where:

A and PP are as defined above; and

Ap =

The Entitlement Capacity or Entitlement Energy, as applicable, attributable to 100% of the Waneta Plant as determined by the Entitlement Calculation Program under the CPA (including application of the applicable Adjustment Factor under the CPA) immediately prior to the implementation of each Upgrade.

Table 1 - Agreed Forecast of Entitlement Capacity and Entitlement Energy attributable to 100% of the Waneta Plant (F)
		Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Total
Effective Date to August 1, 2013
Capacity	MW	493.2	493.2	493.2	493.2	493.1	493.2	493.2	493.1	491.1	478.5	476.0	490.5
Energy	GW.h	182.737	163.072	243.776	197.505	229.415	203.143	174.990	239.894	288.786	318.855	296.105	282.769	2,821.047
August 1, 2013 to August 1, 2014
Capacity	MW	493.2	493.2	493.2	493.2	493.1	493.2	493.2	493.1	483.3	475.0	453.4	448.9
Energy	GW.h	182.737	163.072	243.776	197.505	229.415	203.143	174.990	239.894	249.800	299.400	282.300	249.200	2,715.232
August 1, 2014 to January 1, 2036
Capacity	MW	478.9	485.9	485.5	485.8	485.4	485.8	485.3	485.4	483.3	475.0	453.4	448.9
Energy	GW.h	182.400	163.900	234.500	198.200	217.600	201.300	171.700	228.400	249.800	299.400	282.300	249.200	2,678.700

Table 2 - Agreed Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy (C)

		Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Total
Effective Date to August 1, 2013
Capacity	MW	595.3	592.8	589.9	587.0	585.1	584.9	585.8	587.9	586.7	568.0	565.3	591.1
Energy	GW.h	162.790	132.197	243.776	168.758	229.415	203.143	164.138	244.323	292.490	395.124	321.526	330.765	2,888.445
August 1, 2013 to August 1, 2014
Capacity	MW	595.3	592.8	589.9	587.0	585.1	584.9	585.8	587.9	573.7	562.2	527.6	521.8
Energy	GW.h	162.790	132.197	243.776	168.758	229.415	203.143	164.138	239.894	231.941	362.700	298.407	274.926	2,712.085
August 1, 2014 to January 1, 2036
Capacity	MW	571.5	580.6	577.0	574.7	572.2	572.6	572.6	575.0	573.7	562.2	527.6	521.8
Energy	GW.h	156.608	133.616	234.500	169.884	217.600	201.300	149.583	228.400	223.676	362.700	298.407	274.926	2,651.200

14.4.	Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy

Adjustments to Teck’s Entitlement Capacity or Teck’s Entitlement Energy, as applicable, shall be completed by the Co-Owners from time to time in accordance with this Section 14 at the request of either Co-Owner if:

(a)

that portion of the Entitlement Capacity or Entitlement Energy, as applicable, attributable to 100% of the Waneta Plant as determined by the Entitlement Calculation Program under the CPA, has, since the last adjustment made in accordance with this Section 14, been re-determined in accordance with the CPA, including as a result of:

(i)	any change in the as-built characteristics of WAX assumed for the purposes of this Agreement; or
(ii)

any change to the methodology for calculating the Entitlement Capacity or Entitlement Energy attributable to 100% of the Waneta Plant, including, without limitation, any coordination benefits, after the completion of WAX; or

(b)

the requesting Co-Owner wants to effect a bilateral adjustment to Teck’s Entitlement Capacity or Teck’s Entitlement Energy for an upcoming period because the values of F and C as set forth in Tables 1 and 2 for any calendar month within that upcoming period are different than the corresponding values of F and C for a prior period and those prior period values were used in the most recent determination or bilateral adjustment of Teck’s Entitlement Capacity or Teck’s Entitlement Energy for that month (for example, the month of April 2014 where the capacity (in MW) or energy (in GWh) values appearing in Table 1 for that month are 483.3 MW and 249.800 GWh, respectively, as compared to the capacity and energy values appearing in Table 1 for the month of April 2013, being 491.1 MW and 288.786 GWh); or
(c)	either of the following events or circumstances occurs:
(i)	a change in Teck’s Participation Percentage; or
(ii)

any delay or advancement of the WAX In-Service Date from the assumed date of April 1, 2014 or from the date assumed in a previous adjustment made in accordance with this Section 14 or a previous re-determination in accordance with the CPA.

After each adjustment to Teck’s Entitlement Capacity or Teck’s Entitlement Energy, as applicable, in accordance with this Section 14.4, BC Hydro and Teck shall provide written notice pursuant to Section 6.7 of Schedule A to the CPA to specify Teck’s Entitlement Capacity and Teck’s Entitlement Energy, as applicable, as the amounts resulting from such adjustment(s).

14.5.	Potential for Further Adjustments
(a)

Table 3 sets forth the Parties’ agreed upon forecast of Teck’s Entitlement Capacity and Teck’s Entitlement Energy to January 1, 2036, as it would be determined in accordance with Section 14.3 assuming that there are no changes to any of the following items during the periods contemplated by the forecast:

(i)	Teck’s Participation Percentage;
(ii)	the Entitlement Capacity or Entitlement Energy attributable to 100% of the Waneta Plant as determined by the Entitlement Calculation Program under the CPA;
(iii)	the assumed WAX In-Service Date (April 1, 2014) and the as-built characteristics of WAX assumed for the purposes of this Agreement; and
(iv)	the methodology for calculating the Entitlement Capacity or Entitlement Energy attributable to 100% of the Waneta Plant, including any coordination benefits, after the completion of WAX.

Table 3 - Forecast of Teck's Entitlement Capacity and Teck’s Entitlement Energy as Bi-Laterally Adjusted, assuming no changes to the above items

		Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Total
Effective Date to August 1, 2013
Capacity	MW	226.7	229.2	232.1	235.0	236.8	237.1	236.2	234.0	231.8	229.5	228.0	226.4
Energy	GW.h	141.772	139.590	162.517	160.417	152.943	135.428	127.512	155.500	188.821	136.300	171.983	140.517	1,813.300
August 1, 2013 to August 1, 2014
Capacity	MW	226.7	229.2	232.1	235.0	236.8	237.1	236.2	234.0	231.8	229.5	228.0	226.4
Energy	GW.h	141.772	139.590	162.517	160.417	152.943	135.428	127.512	159.929	184.392	136.300	172.093	140.407	1,813.300
August 1, 2014 to January 1, 2036
Capacity	MW	226.7	229.2	232.1	235.0	236.8	237.1	236.2	234.0	231.8	229.5	228.0	226.4
Energy	GW.h	147.392	139.551	156.333	160.449	145.067	134.200	136.584	152.267	192.657	136.300	172.093	140.407	1,813.300

(b)

If a re-determination of Teck’s Entitlement Capacity or Teck’s Entitlement Energy results in Teck’s Entitlement Capacity or Teck’s Entitlement Energy being less than the values specified in Table 3 above in some future month(s) and also results in Teck’s Entitlement Capacity or Teck’s Entitlement Energy being higher in other future month(s), than the values specified in Table 3 above, then at the request of Teck, BC Hydro and Teck shall in good faith investigate the possibility of adjusting Table 2 so that Teck’s Entitlement Capacity and Teck’s Entitlement Energy pursuant to the CPA more closely aligns with the values in Table 3, provided however that neither Party need agree to any adjustment that is not neutral in value to it, and in particular any adjustment that would see energy and/or capacity from the Freshet reduced for increases in energy and/or capacity in other periods.

(c)

Subject to Section 14.5(d)(i) and 14.5(d)(ii), Table 4 sets forth the Parties’ agreed upon reductions in BC Hydro’s obligation to provide Entitlement Energy and Entitlement Capacity under the CPA until January 1, 2036 (which for greater certainty represents the values obtained by subtracting the values set forth in Table 3 from the corresponding values in
Table 1).

Table 4 - Agreed Reduction in BC Hydro’s Entitlement Capacity and Entitlement Energy Obligation

		Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Total
Effective Date to August 1, 2013
Capacity	MW	266.5	264.0	261.1	258.2	256.3	256.1	257.0	259.1	259.3	249.0	248.0	264.1
Energy	GW.h	40.965	23.482	81.259	37.088	76.472	67.715	47.478	84.394	99.965	182.555	124.122	142.252	1,007.747
August 1, 2013 to August 1, 2014
Capacity	MW	266.5	264.0	261.1	258.2	256.3	256.1	257.0	259.1	251.5	245.5	225.4	222.5
Energy	GW.h	40.965	23.482	81.259	37.088	76.472	67.715	47.478	79.965	65.408	163.100	110.207	108.793	901.932
August 1, 2014 to January 1, 2036
Capacity	MW	252.2	256.7	253.4	250.8	248.6	248.7	249.1	251.4	251.5	245.5	225.4	222.5
Energy	GW.h	35.008	24.349	78.167	37.751	72.533	67.100	35.116	76.133	57.143	163.100	110.207	108.793	865.400

(d)	If at any time prior to January 1, 2036:
(i)	the Participation Percentages of BC Hydro and Teck change pursuant to this Agreement, or
(ii)	the Co-Owners construct, install and complete an Upgrade,

the reductions in BC Hydro’s obligation to provide Entitlement Energy and Entitlement Capacity under the CPA as set forth in Table 4 shall be correspondingly amended concurrently with the adjustment to Teck’s Entitlement Capacity and Teck’s Entitlement Energy pursuant to Section 14.3. The adjusted reductions in BC Hydro’s obligation to provide Entitlement Energy and Entitlement Capacity under the CPA until January 1, 2036, shall be equal to the amount obtained by subtracting “Et” from “A” (in each case for Teck’s Entitlement Capacity and Teck’s Entitlement Energy) as “Et” may be bilaterally adjusted pursuant to Section 14.3.

14.6.	Bi-Lateral Adjustments to Outage Factors

Notwithstanding the Co-Owners’ agreed upon reductions in BC Hydro’s obligations to provide Entitlement Energy and Entitlement Capacity under the CPA until January 1, 2036 as set forth in Table 4:

(a)

Prior to January 1, 2036, Teck may schedule planned maintenance outages of Units of the Waneta Plant one Unit at a time, for up to 22 days in the aggregate during any month of September (or, after the WAX In-Service Date, in other month(s) of the year as Teck and BC Hydro may agree) and such planned maintenance outages will not result in any adjustments to Teck’s Entitlement

Capacity. To accomplish this, prior to any such planned maintenance, BC Hydro and Teck shall provide written notice pursuant to Section 6.8 of Schedule A to the CPA to revise the procedure for determining “MW on Outage” amounts for the Waneta Plant to be used in the determination of “Capacity Entitlement Adjustments” factors for the Waneta Plant from Table 10, such that on the first 22 days (whether or not consecutive) during which any Unit is on planned maintenance in September (or, after the WAX In-Service Date, in other month(s) of the year as Teck and BC Hydro may agree) if Teck has, on any hour of such day, one or more Units at the Waneta Plant out for planned maintenance, one such Unit will be considered in-service on that hour for the purpose of computing the “MW on Outage” at the Waneta Plant which is then used to determine the “Capacity Entitlement Adjustments” factors applicable to such hour from Table 10.  If two or more Units are out-of-service on any hour of such days, the Unit that is assumed to be available for the purpose of determining the “MW on Outage” to be used in determination of the “Capacity Entitlement Adjustments” factors will be the first of those Units taken out-of-service for planned maintenance.

(b)

Capacity and energy loss during construction and installation of Upgrades shall be allocated to each Co-Owner in proportion to its Participation Percentage. To accomplish this, prior to the construction and installation of an Upgrade that will result in the outage of a Unit, BC Hydro and Teck shall provide written notice pursuant to Section 6.8 of Schedule A to the CPA to:

(i)

change the “Capacity Entitlement Adjustments” factors and “Energy Entitlement Adjustments” factors set forth in Table 10 of the CPA for such Unit to the amount, in each case, obtained by multiplying Teck’s then Participation Percentage by the applicable adjustment factors set forth in Table 10 for such Unit, for the duration of the construction and installation of the Upgrade; and

(ii)

return the “Capacity Entitlement Adjustments” factors and the “Energy Entitlement Adjustments” factors set forth in Table 10 to those amounts applicable to 100% of the Waneta Plant following completion of the construction and installation of the Upgrade and the termination of the resulting outage of the Unit.

(c)

Capacity and energy loss during and as a result of a KI Delivery Limitation (until the KI Delivery Limitation is overcome by Alternate Means pursuant to Section 19.8 or 19.9) shall be allocated to each Co-Owner in proportion to its Participation Percentage. To accomplish this, BC Hydro and Teck shall provide written notice pursuant to Section 6.8 of Schedule A to the CPA (retroactively, if necessary) to:

(i)

change the “Capacity Entitlement Adjustments” factors and “Energy Entitlement Adjustments” factors set forth in Table 10 of the CPA to the amount, in each case, obtained by multiplying Teck’s then Participation Percentage by the applicable adjustment factors set forth in Table 10 for the duration of the KI Delivery Limitation until overcome by Alternate Means; and
(ii)

to return the “Capacity Entitlement Adjustments” factors and the “Energy Entitlement Adjustments” factors set forth in Table 10 to those amounts in place immediately prior to the change referred to in Section 14.6(c)(i) upon the KI Delivery Limitation being overcome by Alternate Means pursuant to Section 19.8 or 19.9.

14.7.	Notice of Adjustments to Teck’s Entitlement Capacity and Teck’s Entitlement Energy Under the CPA

If at the time of any adjustment pursuant to Section 14.4, 14.6, 14.8, 24.2(b) or 24.3 (or required revision of procedure pursuant to Section 14.6(a)) either Co-Owner fails to provide the written notice pursuant to Section 6.7 or 6.8 of Schedule A of the CPA, as applicable upon demand from the other Co-Owner, or is otherwise a Defaulting Party, the other Co-Owner may on behalf of the Co-Owner failing to provide such notice (pursuant to the applicable limited power of attorney granted by each Co-Owner to the other pursuant to this Agreement) provide such written notice pursuant to the CPA.

14.8.	Post December 31, 2035

From and after January 1, 2036, Teck’s Entitlement Capacity and Teck’s Entitlement Energy, as applicable, from Teck’s Participation Percentage of the Waneta Plant shall be equal to the Entitlement Capacity and Entitlement Energy, as applicable, attributable to 100% of the Waneta Plant as determined by the Entitlement Calculation Program (including the applicable Adjustment Factor depending whether the CPA Scheduling Agreement is then in effect) multiplied by Teck’s Participation Percentage. BC Hydro and Teck shall provide written notice pursuant to Section 6.7 of Schedule A of the CPA, if such notice is required to give effect thereto.

14.9.	Adjustments to Tables 2, 3 or 4

As and when the provisions of this Section 14 require any of Tables 2, 3 or 4 to be amended, to evidence such amendment, the Co-Owners shall forthwith prepare the applicable amended Table, jointly sign the same and deliver such signed copies to each other, to be effective as and from the date of the amendment.

14.10.	Replacement CPA

The Parties acknowledge and agree that any Replacement CPA together with this Agreement shall include provisions to achieve the same result as contemplated by this Section 14.

14.11.	Net Coordination Benefits Taken into Account
The Co-Owners acknowledge and agree (i) that the capacity and energy set forth in Tables 3 and 4 in Section 14.5 (as they may be amended from time to time) fully take into account the Co-Owners’ estimate of the net coordination benefits accruing to the owners of the Waneta Plant under the Waneta Release Coordination Agreement in effect at the Effective Date between Teck and Waneta Expansion Power Corporation, as it may be amended in a manner agreed to in principle by BC Hydro as at the Effective Date, and (ii) no amendment of Tables 3 or 4 will be required to account for the receipt of net coordination benefits by the owners of the Waneta Plant after the WAX In-Service Date, provided that the amount of the net coordination benefits reflected in Table 3 may change as part of the bilateral adjustments to Teck’s Entitlement Energy contemplated by this Section 14.

15.	ENTITLEMENT ADJUSTMENTS EXCEEDING ENTITLEMENT IN TABLE 9 OF CPA
15.1.	Entitlement Adjustments Exceeding Entitlement in Table 9 of CPA

The Parties acknowledge and agree that, prior to January 1, 2036, the adjustments to Teck’s Entitlement Energy and Teck’s Entitlement Capacity under the CPA for Unit outages will not take into account the fact that a portion of the Waneta Plant equal to BC Hydro’s Participation Percentage has been removed from the CPA, but rather except for Unit outages contemplated by Section 14.6, such adjustments will continue to apply as though 100% of the Waneta Plant was subject to the CPA and as a consequence, Teck’s Entitlement Capacity and/or Teck’s Entitlement Energy under the CPA will bear the full reductions to Entitlement Capacity and Entitlement Energy, as applicable, as a result of such Unit outages. As a result of the foregoing, it will be possible under the CPA for adjustments to Teck’s Entitlement Capacity or Teck’s Entitlement Energy in certain Unit outage conditions to exceed Teck’s Entitlement Capacity or Teck’s Entitlement Energy as set forth in Table 9 of the CPA.

(a)

If the outage adjustments to Teck’s Entitlement Capacity at any time exceed Teck’s Entitlement Capacity as set forth in Table 9 of the CPA for any period of time (under such conditions the difference between the outage adjustments to Teck’s Entitlement Capacity less Teck’s Entitlement Capacity as set forth in Table 9 of the CPA, with the difference reduced by reserve requirement obligations in a manner consistent with the CPA is referred to herein as the “Entitlement Capacity Deficit”), then:

(i)

Teck shall, at BC Hydro’s sole option and direction, acquire, schedule and deliver firm energy to BC Hydro at the Kootenay Interconnection in any hour during such period of time as may be directed by BC Hydro at any time upon reasonable advance notice before the commencement of the hour at a delivery rate for each hour up to the Entitlement Capacity Deficit. The total energy requested by BC Hydro during any month pursuant to this Section 15.1(a)(i) (irrespective of whether or not the energy has been returned pursuant to Section 15.1(a)(ii)) shall not exceed the forecast of BC Hydro’s reduced obligation to provide the “Energy” amount for that month as provided in Table 4, as amended from time to time. On any day in the month during which there is an Entitlement Capacity Deficit, the total number of hours on which BC Hydro may call on deliveries pursuant to this Section 15.1(a)(i) shall be calculated by dividing the “Energy” amount for that month (converted into MWh) appearing in Table 4, as amended from time to time, by the corresponding “Capacity” amount for that month (in MW) appearing in Table 4, as amended from time to time, and dividing the quotient thereof by the number of days in the month, with the result rounded up to an integer value. For the computation contemplated by the previous sentence, for the month of September (or, after the WAX In-Service Date, such other month as the Parties may agree to implement planned outages) the “Capacity” amount appearing in Table 4 would first be reduced by the lesser of: (i) the average amount of MW expected to be on planned outage during such month and (ii) the average amount of capacity on planned outage during such month assuming 5.5 days of planned maintenance per Unit.

(ii)

Subject to Section 15.1(a)(iii), BC Hydro shall schedule and deliver energy equal to the energy delivered to BC Hydro under Section 15.1(a)(i) to Teck at the Kootenay Interconnection in Off-Peak blocks, On-Peak blocks or both, as BC Hydro may determine in its sole discretion (and for certainty, nothing herein shall obligate BC Hydro to return any such energy to Teck during On-Peak hours). BC Hydro shall use commercially reasonable efforts to, but shall not be obligated to, return any such energy to Teck within the same calendar month as it received such energy from Teck and shall, subject to the last sentence of this Section 15.1(a)(ii), return any such energy to Teck by the end of the next following calendar month after which such energy was received from Teck or such later date as the Co-Owners may agree. BC Hydro and Teck shall cooperate with each other to maximize the amount of energy so returned during periods when Line 71 is in service. If the return of such energy would cause energy to be moved from one Season to another, Teck and BC Hydro shall agree to Exchange Account adjustments to accommodate.

(iii)

If it appears at any time that Teck will have an Entitlement Energy Deficit (as defined in Section 15.1(b)) for a calendar month, Teck shall immediately notify BC Hydro and BC Hydro may, or if requested by Teck, BC Hydro shall, retain any energy delivered by Teck under Section 15.1(a)(i) until the cumulative amount retained offsets such Entitlement Energy Deficit.

(iv)

Teck shall notify BC Hydro as soon as practicable in the event of any Entitlement Capacity Deficit and the Co-Owners shall provide information to each other as to the expected duration of any Unit outage(s) causing the Entitlement Capacity Deficit and to establish appropriate energy schedules to deal with the Entitlement Capacity Deficit for the expected duration of the Unit outage(s) to allow for improved planning of the system operation for both Co-Owners.

(b)

If it appears at any time that the outage adjustments to Teck’s Entitlement Energy for a month exceed Teck’s Entitlement Energy as set forth in Table 9 of the CPA for such month (under such condition the difference between the outage adjustments to Teck’s Entitlement Energy for the month less Teck’s Entitlement Energy as set forth in Table 9 is referred to herein as “Entitlement Energy Deficit”) Teck shall, subject to Section 15.1(a)(iii), at BC Hydro’s sole option and direction, acquire, schedule and deliver energy to BC Hydro at the Kootenay Interconnection in any hour during the remainder of such month and the first seven days of the following month as may be directed by BC Hydro at any time upon reasonable advance notice before the commencement of the hour, such that by the end of the seventh day of the following month, such Entitlement Energy Deficit has been eliminated.

(c)

The Operating Committee has developed, and shall update as necessary, an operating procedure to provide additional details on accounting, notice periods, scheduling practices and other operational issues for these transactions.

(d)

BC Hydro shall waive the requirement of Teck under the CPA Scheduling Agreement to only schedule in full On-Peak or Off-Peak hour blocks if and to the extent such waiver is necessary for the delivery of energy by Teck to BC Hydro pursuant to this Section 15.1.

16.	WANETA EXPANSION DELAY
16.1.	WAX Deferral Energy and WAX Deferral Capacity

The Parties acknowledge that their forecast of the Entitlement Energy and Entitlement Capacity attributable to 100% of the Waneta Plant assumes a reduction in Entitlement Energy and Entitlement Capacity from April 1, 2014, equal to the WAX Deferral Capacity and WAX Deferral Energy, on the assumption that the WAX In-Service Date occurs on April 1, 2014. The Parties acknowledge that if the WAX In-Service Date does not occur on April 1, 2014 then until it does, or until January 1, 2036, whichever occurs first, Teck’s Entitlement Energy and Teck’s Entitlement Capacity will be adjusted to include the WAX Deferral Energy and the WAX Deferral Capacity, respectively. Such adjustment shall be effected pursuant to Section 14.

16.2.	Disposal of WAX Deferral Energy

Teck shall use any available surplus capacity and flexibility provided by the CPA, or otherwise available to it at no cost, to dispose of surplus WAX Deferral Energy in accordance with the Surplus Power Rights Agreement. To the extent such capacity is insufficient therefor, BC Hydro shall make capacity available to Teck only as necessary to dispose of surplus WAX Deferral Energy, subject to the capacity limits set out in the table below. Teck shall use such capacity to create energy products to be sold in accordance with the Surplus Power Rights Agreement.

Month	Limit on Capacity Available (MW) in On-Peak hours	Limit on Capacity Available (MW) in Off-Peak hours
April	65	65
May	0	65
June	0	50
July	0	50

17.	CPA TO CONTINUE BETWEEN PARTIES
17.1.	Termination of CPA and Replacement CPA
(a)

The Co-Owners agree that if any party to the CPA provides a notice to terminate the CPA to the other parties to the CPA in accordance with the terms of the CPA or that portion of the Waneta Plant that is then included in the CPA is, or is to be, removed therefrom pursuant to Section 14.4 of the CPA, the Co-Owners shall:

(i)

forthwith after the provision of such notice, negotiate in good faith to establish the terms and conditions of a new agreement based on the same concepts as the existing CPA and shall enter into such new agreement, which agreement shall become effective as of the termination of the CPA; or

(ii)

forthwith negotiate in good faith to establish the terms and conditions of a new agreement based on the same concepts as the existing CPA (with Teck as the only “Entitlement Party” and Teck’s Participation Percentage of the Waneta Plant being the only “Plant”) and shall enter into such new agreement to be effective upon the date of such removal from the CPA, as applicable.
(b)

The new agreement shall reflect Teck's entitlement to capacity and energy from its Participation Percentage of the Waneta Assets based on calculations using the same concepts as are used in the CPA, and before any bilateral adjustments contemplated by this Agreement to Teck’s Entitlement Capacity or Teck’s Entitlement Energy in any one or more months, or as between months, and shall reflect changes in flows, plant characteristics and other circumstances not reflected in the CPA as of its termination or the time of such removal from the CPA, as applicable.

(c)

If despite good faith negotiations the Co-Owners are unable to reach agreement: (i) within 18 months prior to the effective date of the termination of the CPA; or (ii) prior to the effective date of such removal from the CPA, as the case may be, then either Co-Owner may submit the matter for dispute resolution in accordance with Section 29. Nothing in this Section 17.1 shall preclude either Co-Owner from exercising its rights under the CPA to give notice of termination of the CPA in accordance with its terms, but without affecting the Co-Owners’ obligations under this Section 17.1.
(d)

Concurrently with the execution and delivery of a Replacement CPA, the Co-Owners shall negotiate in good faith to amend such of the terms of this Agreement which make reference to the CPA, to refer to the Replacement CPA and otherwise as appropriate to implement and carry out the intent and purpose of this Agreement during the currency of a Replacement CPA instead of the CPA. Any dispute in respect of such amending agreement may be submitted for dispute resolution in accordance with Section 29.

(e)	Any arbitrator appointed pursuant to Section 29 to resolve any dispute arising under this Section 17.1 shall be appointed as an expert and is hereby authorized and directed to:
(i)

develop the terms and conditions of a Replacement CPA contemplated by Section 17.1(a) and to prepare a Replacement CPA between the Co-Owners setting forth such terms and conditions, which Replacement CPA shall become operative from and after the effective date of termination of the CPA or the date of such removal from the CPA, as applicable; and

(ii)

develop the terms and conditions of the amending agreement contemplated by Section 17.1(d) and to prepare an amending agreement between the Co-Owners setting forth such terms and conditions, which amending agreement shall become operative as and from the effective date of the Replacement CPA.

The Co-Owners shall execute and deliver to each other such Replacement CPA and amending agreement, as applicable, forthwith after the same has been presented to them for execution.

(f)

The Co-Owners agree that if any party to a Replacement CPA provides a notice to terminate such Replacement CPA to the other parties to such Replacement CPA in accordance with the terms of such Replacement CPA, the Co-Owners shall forthwith after the provision of such notice, negotiate in good faith to establish the terms and conditions of a new Replacement CPA based on the same concepts as the existing Replacement CPA and the provisions of Section 17.1 shall apply mutatis mutandis.

17.2.	Termination of CPA Scheduling Agreement
(a)

Neither Teck nor BC Hydro shall terminate the CPA Scheduling Agreement with an effective termination date prior to January 1, 2036. If the CPA Scheduling Agreement is terminated on or after January 1, 2036, Teck’s Entitlement Energy under the CPA shall be revised to reflect the termination, if the applicable Adjustment Factor under the CPA has not already taken into account the termination.

(b)

The Parties agree that if either party to the CPA Scheduling Agreement provides a notice to terminate the CPA Scheduling Agreement to the other in accordance with the terms of the CPA Scheduling Agreement (for greater certainty, to terminate the CPA Scheduling Agreement at any time on or after January 1, 2036), the Parties shall forthwith after the provision of such notice, negotiate in good faith to establish the terms and conditions of a new agreement between the Parties to resolve the rights and obligations of Teck with respect to scheduling if, at such time, the rights and obligations of Teck with respect to scheduling have not been resolved under any amendments to the CPA or a Replacement CPA. Any dispute between the Parties arising out of such negotiations may be referred to dispute resolution pursuant to Section 29 but only with the unanimous agreement of both Parties.

18.	INTENTIONALLY DELETED
19.	TRANSMISSION PRIOR TO 2036
19.1.	Availability at the Kootenay Interconnection

Subject to Sections 19.3, 19.5 and 19.6, until January 1, 2036, Teck shall make BC Hydro's Share of Actual Generation available at:

(a)	the Kootenay Interconnection; or
(b)	at BC Hydro’s option from time to time, at the Waneta Plant; or
(c)

at BC Hydro's option from time to time, and to the extent Teck has unused transmission capacity between the Waneta Plant and the Emerald Substation, at the point of interconnection between Teck’s transmission facilities and the FortisBC system at the Emerald Substation, in the case of 19.1(a) and 19.1(b) on a firm (subject to liquidated damages under Section 23.2) and first priority (in priority to any other Teck or third party use) basis, and in all cases without charge to BC Hydro; provided that the portion of BC Hydro's Share of Actual Generation referred to in Sections 13.2(c) and 13.2(d) shall be made available at the Waneta Expansion unless Teck is able to make it available at the Kootenay Interconnection (or other agreed point of interconnection) at no incremental cost to Teck pursuant to one or more agreements entered into by Teck providing for the delivery of Waneta Expansion generation at the Kootenay Interconnection.

19.2.	Schedule to the BC/US Boundary

Subject to Sections 19.3 and 19.7, until January 1, 2036, if Teck’s Line 71 Scheduling Rights permit, Teck shall, at BC Hydro’s option, schedule using Line 71 Scheduling Rights:

(a)	all or any part of BC Hydro's Share of Actual Generation (except that portion of BC Hydro's Share of Actual Generation referred to in Sections 13.2(c) and 13.2(d)

unless Teck is able to make it available at the Kootenay Interconnection at no incremental cost to Teck pursuant to one or more agreements entered into by Teck providing for the delivery of Waneta Expansion generation at the Kootenay Interconnection); and
(b)	other electricity made available by BC Hydro at the Kootenay Interconnection,

on a south flowing export energy schedule from the Kootenay Interconnection to the BC/US Boundary, without charge to BC Hydro (other than pursuant to Section 21.2(b)). Such export energy schedule shall be submitted to BCTC in priority to any other Teck or third party schedule for delivery to the BC/US Boundary using the Line 71 Scheduling Rights.

19.3.	Maximum Transmission Capacity

The maximum amount of transmission capacity that Teck is required to use for purposes of Section 19.1 at any time is the number of MW set forth in Table 4 (as may be amended from time to time pursuant to Section 14.5) across from the heading “Capacity” in each of the applicable months for the applicable periods set forth in such Table. The maximum amount that Teck is required to schedule for purposes of Section 19.2 at any time is the same number, less, except where BC Hydro is carrying the requisite reserves, an amount equivalent to reserve requirements for an equivalent amount of generation determined in a manner consistent with the CPA.

19.4.	Unused Scheduling Rights and Transmission Capacity

Until January 1, 2036:

(a)

If BC Hydro wishes to access any Line 71 Scheduling Rights over and above the maximum referred to in Section 19.3 in any hour, BC Hydro may give notice thereof to Teck and Teck shall advise BC Hydro whether it expects to use such rights. The timing of such notice to Teck and response to BC Hydro shall be set out in an operating procedure. If Teck does not intend to use such rights, then Teck shall with reasonable advance notice, subject to Section 19.7 and if Teck’s Line 71 Scheduling Rights permit, use such rights to schedule electricity made available by BC Hydro at the Kootenay Interconnection to the BC/US Boundary at no charge to BC Hydro (other than pursuant to Section 21.2(b)).

(b)

Teck may use any of the Teck Transmission Rights that are not being used for purposes of Sections 19.1 or 19.2, provided however, if Teck sells, transfers or otherwise disposes of any Teck Transmission Rights that as a result are subsequently unavailable while a KI Delivery Limitation is in effect, then notwithstanding Section 19.9 Teck shall, to the extent such Teck Transmission Rights would have been a less costly Alternate Means than the Alternate Means actually adopted by Teck and BC Hydro pursuant to Section 19.9, be responsible for and pay for the difference.

(c)

Whenever and so often as exercised, FortisBC’s right to the use of Line 71 on an interruptible basis pursuant to the January 20, 1987 letter to West Kootenay Power & Light Company, Limited (now FortisBC) (the “FortisBC Line 71 Rights”) shall be considered a Teck use of Line 71 for purposes of Sections 19.4(a) and 19.4(b), provided that the FortisBC Line 71 Rights to use Line 71 to export power to the United States of America or to otherwise transmit power on Line 71 are subordinate to the rights of BC Hydro under Sections 19.1 or 19.2 (up to the maximum in Section 19.3).

19.5.	Planned Outages

There may be planned outages on Line 71 of up to 5 days per calendar year coordinated by Teck in advance with BC Hydro, acting reasonably, during periods when BC Hydro has less or no need for electricity from the Waneta Plant. During such outages, Teck's obligations pursuant to Section 19.1(a) shall be suspended. The Parties shall also establish a procedure for addressing longer planned outages required for extraordinary repairs or maintenance. The Parties shall use their reasonable commercial efforts to design such procedure to minimize the impact on the Parties of such outages (including the impact to Teck pursuant to Section 19.11(a)).

19.6.	KI Delivery Limitations (Until January 1, 2036)

Teck’s obligations under Section 19.1 are subject to the following (the “KI Delivery Limitations”):

(a)	Teck being prevented from making BC Hydro's Share of Actual Generation available at the Kootenay Interconnection by reason of:
(i)	BC Hydro terminating any of the Nelway Arrangements to which it is a party, unless as a result of breach by Teck;
(ii)

BCTC terminating or disconnecting Teck’s Line 71 access to the Kootenay Interconnection at the Nelway Substation, as a result of the Waneta Plant failing to comply with generator standards or other generator-related requirements of applicable interconnection agreements; or

(iii)

BCTC terminating or disconnecting Teck’s Line 71 access to the Kootenay Interconnection at the Nelway Substation for any other reason, unless as a result of breach by Teck under the Nelway Arrangements or applicable interconnection agreements or by mutual agreement between BCTC and Teck;

(b)

termination of the 1996 Exemption Order (or any replacement order) if the effect thereof is that Teck would incur incremental costs to make BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection; and

(c)	the obligation of Teck pursuant to section 5.9 of the PASDA to not unreasonably deny access to Line 71 for electricity generated at the Waneta Expansion or the

Brilliant Expansion, to the extent it is determined to limit the Line 71 transmission capacity available to Teck to comply with its obligations under this Section 19.
19.7.	BC/US Boundary Limitations (Until January 1, 2036)

Teck’s scheduling obligations set forth in Section 19.2 are subject to the following

(a)	the KI Delivery Limitations;
(b)	the Line 71 Scheduling Rights and the BCUC exemption in Order G-34-04 (or in each case, any equivalent successor arrangements) remaining in force or effect; and
(c)	acceptance of the schedule for delivery to the BC/US Boundary, provided that Teck (or its scheduling agent) has met BCTC’s scheduling requirements;

provided and to the extent that if any of the conditions set forth in this Section 19.7 prevent Teck from scheduling the electricity referred to in Section 19.2(a) to the BC/US Boundary, Section 19.1 shall apply.

19.8.	Teck Alternate Means (Until January 1, 2036)

Until January 1, 2036, if any of the KI Delivery Limitations limit, or are expected in future to limit, Teck’s ability to make BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection at any time, or from time to time, then Teck shall use commercially reasonable efforts to perform by Alternate Means; provided it is able to do so at no incremental cost as compared to making BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection when no KI Delivery Limitation exists.

19.9.	Teck and BC Hydro Alternate Means (Until January 1, 2036)

Until January 1, 2036, if Teck is not able to perform by Alternate Means at no incremental cost, then the Co-Owners shall work together in good faith to determine the most cost effective Alternate Means and the Co-Owners shall share equally the costs (whether capital, operating, wheeling, losses or other costs) of the Alternate Means; provided that (i) if the KI Delivery Limitation is one described in Section 19.6(a)(i), the cost shall be borne 100% by BC Hydro, and (ii) if the KI Delivery Limitation is one described in Section 19.6(a)(ii), the costs shall be borne in accordance with the Co-Owners’ respective Participation Percentages.

19.10.	Dispute Resolution (Until January 1, 2036)

If the Co-Owners are unable to agree on the most cost effective Alternate Means, then either Co-Owner may submit the matter for resolution in accordance with Section 6.7(b). The Third Party Referee shall determine the cost effectiveness of the Alternate Means options based on the principle that BC Hydro's Share of Actual Generation is to be available at the Kootenay Interconnection on a firm (first priority) basis prior to January 1, 2036, while taking into account the frequency, duration and magnitude of the limitations.

19.11.	Greater Certainty (Until January 1, 2036)

For greater certainty:

(a)

the provisions of Sections 19.8 and 19.9 shall not apply to any transmission outage, constraint or limitation except only the defined KI Delivery Limitations, and Teck shall be 100% responsible for any other failure to make BC Hydro's Share of Actual Generation available at the Kootenay Interconnection, which shall be dealt with in accordance with Section 23.2; and

(b)

prior to implementing Alternate Means, any reduction of Teck’s Entitlement Capacity and Teck’s Entitlement Energy under Section 3.3(c) of the CPA shall be limited to Teck’s Participation Percentage of the reduction, as provided for in Section 14.6(c).

20.	TRANSMISSION FROM AND AFTER 2036
20.1.	Availability at the Kootenay Interconnection (from and after January 1, 2036)

Subject to Sections 20.3 and 20.5, from and after January 1, 2036, Teck shall make BC Hydro's Share of Actual Generation available at:

(a)	the Kootenay Interconnection; or
(b)	at BC Hydro’s option from time to time, at the Waneta Plant; or
(c)

at BC Hydro's option from time to time, and to the extent Teck has unused transmission capacity between the Waneta Plant and the Emerald Substation, at the point of interconnection between Teck’s transmission facilities and the FortisBC system at the Emerald Substation, in the case of 20.1(a) and 20.1(b) on a firm (subject to liquidated damages under Section 23.2) and first priority (in priority to any other Teck or third party use) basis, and in all cases without charge to BC Hydro (other than pursuant to Sections 21.1 and 21.2); provided that the portion of BC Hydro’s Share of Actual Generation referred to in Sections 13.2(c) and 13.2(d) shall be made available at the Waneta Expansion unless Teck is able to make it available at the Kootenay Interconnection (or other agreed point of interconnection) at no incremental cost to Teck pursuant to one or more agreements entered into by Teck providing for the delivery of Waneta Expansion generation at the Kootenay Interconnection.

20.2.	Schedule to the BC/US Boundary (from and after January 1, 2036)

Subject to Sections 20.3 and 20.6, from and after January 1, 2036, if Teck’s Line 71 Scheduling Rights permit, Teck shall, at BC Hydro’s option, schedule using Teck's Line 71 Scheduling Rights:

(a)

all or any part of BC Hydro's Share of Actual Generation (except that portion of BC Hydro's Share of Actual Generation referred to in Sections 13.2(c) and 13.2(d) unless Teck is able to make it available at the Kootenay Interconnection at no incremental cost to Teck pursuant to one or more agreements entered into by Teck providing for the delivery of Waneta Expansion generation at the Kootenay Interconnection); and

(b)	other electricity made available by BC Hydro at the Kootenay Interconnection,

on a south flowing export energy schedule from the Kootenay Interconnection to the BC/US Boundary, without charge to BC Hydro (other than pursuant to Sections 21.1 and 21.2). Such export energy schedule shall be submitted to BCTC in priority to any other Teck or third party schedule for delivery to the BC/US Boundary using the Line 71 Scheduling Rights.

20.3.	Maximum Transmission Capacity (from and after January 1, 2036)

The maximum amount of transmission capacity that Teck is required to use for purposes of Section 20.1 at any time is BC Hydro’s then current Participation Percentage multiplied by the available transmission capacity at that time on Line 71 (for certainty, after taking into account the impacts of maintenance or other planned outages and Force Majeure events affecting Line 71). The maximum amount that Teck is required to schedule for purposes of Section 20.2 at any time is the same number, less, except where BC Hydro is carrying the requisite reserves, an amount equivalent to reserve requirements for an equivalent amount of generation determined in a manner consistent with the CPA or a Replacement CPA. Notwithstanding the foregoing, to the extent Teck has obtained before January 1, 2036, incremental transmission capacity or transmission rights for Alternate Means paid for, in part, by BC Hydro, then BC Hydro shall be entitled to a percentage of those additional transmission capacity or rights from such Alternate Means, as and when they are available to Teck, based on the share of the cost it paid for such Alternative Means for purposes of Sections 20.1 and 20.2, as applicable. For certainty, the additional transmission capacity or rights to which BC Hydro shall be entitled is a share of the transmission capacity or rights obtained by Teck from the Alternate Means and does not represent any general right of BC Hydro to additional transmission capacity or rights on any transmission facilities that are not the subject of the Alternate Means.

20.4.	Unused Scheduling Rights and Transmission Capacity (from and after January 1, 2036)

From and after January 1, 2036:

(a)

If BC Hydro wishes to access any Line 71 Scheduling Rights over and above the maximum referred to in Section 20.3 in any hour, BC Hydro may give notice thereof to Teck and Teck shall advise BC Hydro whether it expects to use such rights. The timing of such notice to Teck and response to BC Hydro shall be set out in an operating procedure. If Teck does not intend to use such rights, then Teck shall, with reasonable advance notice, subject to Section 20.6 and if Teck’s Line 71 Scheduling Rights permit, use such rights to schedule electricity made available by BC Hydro at the Kootenay Interconnection to the BC/US Boundary without charge to BC Hydro (other than pursuant to Sections 21.1 and 21.2).
(b)	Teck may use any of the Teck Transmission Rights that are not being used for purposes of Sections 20.1 and 20.2. If a third party presents Teck with a bona fide offer to acquire access to:
(i)	any of the Teck Transmission Rights associated with Line 71 that are surplus to BC Hydro’s Participation Percentage of the capacity of the Waneta Plant, for a period of 2 years or more; or
(ii)

any of the Teck Transmission Rights associated with Line 71 that are not surplus to BC Hydro’s Participation Percentage of the capacity of the Waneta Plant but are surplus to BC Hydro’s Participation Percentage multiplied by the capacity of Line 71 for a period of 2 months or more (it being acknowledged by Teck that it shall not provide any third party with access to any such surplus Teck Transmission Rights for any period(s) less than 2 months), then before Teck accepts such offer Teck shall advise BC Hydro thereof and give BC Hydro a reasonable opportunity to match the offer; provided Teck's obligations pursuant to this paragraph (b) shall be limited to the extent that it never need offer BC Hydro more than an amount of transmission capacity on Line 71 for any period equal to BC Hydro’s Participation Percentage of the capacity of the Waneta Plant less the capacity equal to BC Hydro’s Participation Percentage multiplied by the capacity of Line 71, less any transmission capacity already acquired by BC Hydro for that period pursuant to earlier offers. If BC Hydro does not match such third party offer provided pursuant to this Section 20.4(b), BC Hydro shall be deemed to have consented to the transaction for the purposes of Section 21.3(c).

(c)

Whenever and so often as exercised, the FortisBC Line 71 Rights shall be considered a Teck use of Line 71 for purposes of Sections 20.4(a) and 20.4(b), provided that the FortisBC Line 71 Rights to use Line 71 to export power to the United States of America or to otherwise transmit power on Line 71 are subordinate to the rights of BC Hydro under Sections 20.1 and 20.2 (up to a maximum amount of transmission capacity equal to BC Hydro’s Participation Percentage multiplied by the maximum capacity of the Waneta Plant at the time).

20.5.	Kootenay Interconnection Limitations (from and after January 1, 2036).

Teck’s obligations under Section 20.1 are subject to the KI Delivery Limitations.

20.6.	BC/US Boundary Limitations (from and after January 1, 2036).

Teck’s obligations set forth in Section 20.2 are subject to the following:

(a)	the KI Delivery Limitations;

(b)	the Line 71 Scheduling Rights and the BCUC exemption in Order G-34-04 (or in each case, any equivalent successor arrangements) remaining in force or effect; and
(c)	acceptance of the schedule for delivery to the BC/US Boundary, provided that Teck (or its scheduling agent) has met BCTC’s scheduling requirements;

provided and to the extent that if any of the conditions set forth in this Section 20.6, prevent Teck from scheduling the electricity referred to in Section 20.2(a) to the BC/US Boundary, Section 20.1 shall apply.

20.7.	Teck Alternate Means (From and After January 1, 2036)

From and after January 1, 2036, if any of the KI Delivery Limitations limit, or are expected in future to limit, Teck’s ability to make BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection at any time, or from time to time, then Teck shall use commercially reasonable efforts to perform by Alternate Means; provided it is able to do so at no incremental cost as compared to making BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection when no KI Delivery Limitation exists. For greater certainty, any costs already incurred by Teck pursuant to Section 19.9 shall not constitute incremental costs.

20.8.	Teck and BC Hydro Alternate Means (From and After January 1, 2036)

From and after January 1, 2036, if Teck is not able to perform by Alternate Means at no incremental cost, then Teck shall in good faith work and cooperate with BC Hydro to determine the most cost effective Alternate Means and if BC Hydro accepts such Alternate Means (in its sole discretion), then provided that such Alternate Means can be more conveniently or more cost effectively carried out by Teck than BC Hydro, Teck shall perform by such Alternate Means and BC Hydro shall bear 100% of the costs (whether capital, operating, wheeling, losses or other costs) of Teck performing by way of the Alternate Means.

21.	TRANSMISSION LOSSES AND OPERATING COSTS/ COVENANTS
21.1.	Transmission Losses
(a)

Until January 1, 2036, Teck shall be responsible for all transmission losses associated with making BC Hydro's Share of Actual Generation available at the Kootenay Interconnection in accordance with Section 19.1 and scheduling amounts to the BC/US Boundary in accordance with Section 19.2.

(b)

From and after January 1, 2036, BC Hydro shall be responsible for transmission losses on Teck’s transmission system associated with scheduling and delivery of BC Hydro's Share of Actual Generation. Teck shall be responsible for all other losses on Teck’s transmission system.

21.2.	Contribution to Operating Costs
(a)

Until January 1, 2036, Teck shall be solely responsible for and shall pay all costs associated with operating and maintaining the Line 71 Assets, including, without limitation, all sustaining and non-sustaining capital, operating and maintenance costs.

(b)

Until January 1, 2036, Teck shall be responsible for (i) all fees, charges and taxes identified as at the Effective Date related to Teck’s National Energy Board permits and licences for the Line 71 Assets and/or exports and imports thereon or pursuant to the Line 71 Scheduling Rights, and (ii) all other fees, charges and taxes related to the ownership and usage of the Line 71 Assets, in either case whether payable directly or through BCTC. However, if future changes to the structure or amount of the fees, charges or taxes referred to in (i) above are material, or material new fees, charges or taxes referred to in (i) above are imposed, in either case that Teck would not be required to pay to the same extent but for BC Hydro’s export of energy on the Line 71 Assets or pursuant to the Line 71 Scheduling Rights, the Parties will work together in good faith to allocate any such incremental fees, charges or taxes on an equitable basis between themselves.

(c)	From and after January 1, 2036:
(i)

BC Hydro shall pay to Teck a percentage of sustaining capital, operating and maintenance costs (including insurance and property taxes properly allocated) incurred by Teck in connection with the Line 71 Assets, equal to BC Hydro’s then current Participation Percentage, pursuant to processes equivalent to those established for the Waneta Assets, provided that:

A.

Teck is continuing to perform its obligations set forth in Section 20, and to the extent it fails to do so BC Hydro’s obligation to pay such costs shall be decreased proportionately based on the loss of transmission capacity available to it; and

B.

if and to the extent that BC Hydro is required to pay any wheeling (or equivalent) charges or tariffs on the transmission of its electricity on the Line 71 Assets, BC Hydro shall be relieved of paying such sustaining capital, operating and maintenance costs, by the amount equal to the amount of such wheeling (or equivalent) charges or tariffs paid by BC Hydro to Teck; and

(ii)

BC Hydro shall pay to Teck a portion of the fees, charges and taxes relating to the usage of the Line 71 Assets and a portion of the fees, charges and taxes relating to the export of energy on the Line 71 Assets or pursuant to the Line 71 Scheduling Rights (such portion determined based on the proportion of BC Hydro’s use for such purposes).

(d)	BC Hydro shall provide to Teck its forecasted and actual export data in respect of its export of energy on the Line 71 Assets or pursuant to the Line 71 Scheduling

Rights as may be requested by Teck from time to time to comply with Applicable Laws.
(e)

From and after January 1, 2036, notwithstanding Section 21.2(c)(i)A, if any of the KI Delivery Limitations limit Teck’s ability to make BC Hydro’s Share of Actual Generation available at the Kootenay Interconnection and despite Teck’s commercially reasonable efforts, it is unable to perform by Alternate Means at no incremental cost to Teck, as described in Section 20.7 (each such event referred to as a “KI Delivery Limitation Outage”), BC Hydro shall not be obligated to pay its portion of the annual sustaining capital, operating and maintenance costs (including insurance and property taxes) incurred by Teck in connection with the Line 71 Assets for the calendar year in which such KI Delivery Limitation Outage occurs, determined for each day of the KI Delivery Limitation Outage as follows:

Annual Costs ($) 365	x	(Transmission Capacity Outage (MW) (Transmission Capacity (MW))	x	BC Hydro’s Participation Percentage

Where:

“Annual Costs” means the sustaining capital, operating and maintenance costs (including insurance and property taxes) incurred by Teck in connection with the Line 71 Assets for that year (in $);

“Transmission Capacity” means the transmission capacity of Line 71 immediately prior to the KI Delivery Limitation Outage (in MW); and

“Transmission Capacity Outage” means the reduction in transmission capacity of Line 71 from the KI Delivery Limitation Outage (in MW).

(f)

From and after January 1, 2036, Teck shall provide to the Operating Committee forecasts and budgets for operations and maintenance costs and sustaining capital costs for the Line 71 Assets. Such forecasts and budgets shall be provided to and managed by the Operating Committee pursuant to processes equivalent to those established for the Waneta Assets.

21.3.	Covenants re Teck Transmission Rights
(a)

Teck shall enforce the Teck Transmission Rights, including against claims by third parties that would diminish Teck’s ability to make use of such rights for BC Hydro's benefit as required hereby. BC Hydro shall not take any action intended to diminish Teck’s rights associated with Line 71, including the Line 71 Scheduling Rights. If and to the extent that BC Hydro’s intentional actions materially impair Teck’s rights associated with Line 71 (except in response to a breach or default by Teck) so as to diminish Teck’s ability to make use of such rights for BC Hydro's benefit as required hereby, then Teck’s obligations shall be reduced accordingly, only for so long as the impairment continues.

(b)

Teck shall use commercially reasonable efforts to maintain the interconnection between Line 71 and the Bonneville Power Administration system, including an appropriate interconnection agreement with BPA if required, to the extent necessary to maintain the Line 71 Scheduling Rights. Teck shall maintain and operate in accordance with the Good Utility Practice: (i) the Line 71 Assets; (ii) the Excluded Waneta Equipment; and (iii) any other transmission facilities owned by Teck required to make BC Hydro's Share of Actual Generation available at the Kootenay Interconnection or schedule it to the BC/US Boundary.

(c)

Teck shall not at any time (i) Transfer all or any part of the Line 71 Assets, or (ii) take or fail to take any action (within its reasonable control) that would diminish the Line 71 Scheduling Rights required to make BC Hydro's Share of Actual Generation available at the BC/US Boundary under this Agreement, in either case without the prior written consent of BC Hydro, not to be unreasonably withheld.

(d)

If the Line 71 Agreement terminates or expires, but Teck continues to have rights to schedule electricity to the BC/US Boundary on or as a result of Line 71, Teck shall make use of those rights in a manner consistent with the intent of the foregoing.

(e)

If at any time (either on or before or after January 1, 2036) the Kootenay Interconnection as defined as at the Effective Date ceases to be a scheduling point on the BCTC System, then for the purposes of this Agreement, the Kootenay Interconnection shall be the point of interconnection between Line 71 and the BCTC System at the Nelway substation together with any other points of interconnection between the Entitlement Parties’ System and the BCTC System at which Teck is able to make BC Hydro's Share of Actual Generation available.

(f)

Teck hereby irrevocably grants to BC Hydro, if at any time BC Hydro acquires Teck’s Participation Interest, the right and option to purchase from Teck the Line 71 Assets free and clear of all Liens subject to BC Hydro assuming Teck’s contractual commitments to third parties respecting access to and use of the Line 71 Assets. Such right and option shall be exercisable by BC Hydro concurrently with the acquisition of Teck’s Participation Interest at a price equal to the fair market value of those assets (after taking into account the transmission rights already held by BC Hydro by virtue of this Agreement). Upon delivery of written notice of an intention by BC Hydro to exercise its right and option to purchase those assets, the Parties shall in good faith negotiate the purchase price for those assets and the terms of the purchase and sale agreement, which shall include representations from Teck that Teck has, to the extent it does, good and marketable title to the assets being sold and that BC Hydro shall acquire those assets free and clear of any Liens and such other representations, warranties, covenants, indemnities, assurances, terms and conditions that a vendor and purchaser would typically agree when paying the fair market value for comparable assets, but shall not include any term or condition that would have the effect of preventing BC Hydro (by virtue of the fact that BC Hydro is a Crown corporation and/or regulated utility) from completing the purchase and sale as compared to any other Person that is not a Crown corporation and/or regulated utility (for example, the need for BC Hydro to maintain the honour of the crown in the context of its obligations to First Nations and to obtain approval from the BCUC and the time needed to satisfy those requirements).

If the Parties are unable to agree upon the price or terms of purchase and sale within 90 days, either Party may submit the matter for resolution in accordance with Section 29. Any arbitrator appointed pursuant to Section 29 to determine the price and/or terms of purchase and sale shall be appointed as an expert and is hereby authorized and directed to determine the price and develop the terms of purchase and sale based on the foregoing principles. Once the price and terms of purchase and sale are so determined, BC Hydro may at its option, elect to exercise the option and acquire the assets and if it declines to so exercise the option, its rights under this Section 21.3 shall continue to survive.

(g)

Teck shall obtain and maintain such comprehensive insurance coverage over the Line 71 Assets (insured with reputable insurers) as a reasonably prudent owner would obtain and maintain in the circumstances in accordance with Good Utility Practice (which current standard the Parties acknowledge is met by the insurance currently maintained by Teck).

21.4.	Geographic Divisions of Scheduling Practices

In the event the scheduling practices for the transmission of electricity between British Columbia and the United States of America or across the BC/US Boundary change to incorporate geographic divisions, zones or paths, then Teck's obligations to schedule electricity to the BC/US Boundary shall be limited to the geographic division, zone or path of which Line 71 is a part.

21.5.	Survival

Sections 19, 20 and this Section 21 and the Parties rights and obligations thereunder shall survive the termination of this Agreement until the first of the following to occur: (a) Teck acquires BC Hydro’s Participation Interest; (b) BC Hydro acquires the Line 71 Assets; and (c) a third party acquires the Line 71 Assets with BC Hydro’s prior written consent provided under Section 21.3(c) (but for certainty, excluding any deemed consent of BC Hydro under Section 20.4(b)).

22.	ENVIRONMENTAL ATTRIBUTES
22.1.	Environmental Attributes
(a)	Until January 1, 2036:
(i)

Teck shall be entitled to claim all Environmental Attributes associated with Teck’s Share of Actual Generation and except as expressly contemplated by Section 22.1(a)(ii), BC Hydro shall not do anything to adversely affect Teck’s rights to such Environmental Attributes. All costs incurred to obtain recognition of such Environmental Attributes shall be borne by Teck.

(ii)

BC Hydro shall be entitled to claim all Environmental Attributes associated with BC Hydro’s Share of Actual Generation required to claim that such output is Clean or Renewable Electricity, and Teck shall not do anything to adversely affect BC Hydro’s rights to such claim. All costs incurred to obtain recognition of such claim shall be borne by BC Hydro.

(iii)

Teck shall be entitled to claim all other Environmental Attributes associated with BC Hydro’s Share of Actual Generation (for certainty, excluding all Environmental Attributes associated with such output required to claim that such output is Clean or Renewable Electricity), and BC Hydro shall not do anything to adversely affect Teck's rights to such Environmental Attributes. All costs incurred to obtain recognition of such Environmental Attributes shall be borne by Teck.

(b)

Notwithstanding the foregoing, until January 1, 2036, if Teck is unable to obtain the benefit of its Environmental Attributes referred to in Section 22.1(a)(iii) (due to an inability to unbundle those Environmental Attributes from the energy or from BC Hydro’s right to claim that such energy is Clean or Renewable Electricity), the Parties shall use commercially reasonable efforts to price such Environmental Attributes for purchase by BC Hydro on a basis that shares the benefits, if any, net of additional costs, that BC Hydro obtains from selling the energy with the associated Environmental Attributes (other than those described in Section 22.1(a)(ii)), provided that nothing in this Section 22.1(b) shall obligate BC Hydro to export such energy to the United States of America to obtain such benefit.

(c)	From and after January 1, 2036:
(i)	BC Hydro shall be entitled to claim all Environmental Attributes associated with BC Hydro’s Share of Actual Generation; and
(ii)	Teck shall be entitled to claim all Environmental Attributes associated with Teck’s Share of Actual Generation,

and all costs incurred to obtain recognition of such Environmental Attributes shall be borne by BC Hydro and Teck, respectively.

(d)

Until January 1, 2036, to the extent that energy from the Existing Waneta Upgrades is entitled to the benefit of renewable energy credits, such energy, but only to the extent it is equal to or less than the amount of Teck’s Entitlement Energy, shall be deemed to be part of Teck’s Entitlement Energy (solely for the purpose of allocating renewable energy credits), provided that this provision shall not affect the rights of BC Hydro to receive energy under the CPA and this Agreement.

23.	REMEDIES FOR EXCESS USE AND/OR FAILURE TO DELIVER
23.1.	Teck’s Right to Purchase Market Power

Nothing in this Agreement shall prevent or prohibit Teck from purchasing capacity and energy in the market for any reason, including:

(a)	so as to avoid being subject to Section 23.2(a)(i) or 23.2(a)(ii);
(b)	to make deliveries to BC Hydro pursuant to Section 15.1(a)(i) or 15.1(b);
(c)	to avoid default or liquidated damages in connection with any sale of capacity or energy to BC Hydro or a third party; and
(d)	to serve the Industrial Load,

provided nothing herein shall relieve Teck of its obligations pursuant to the Surplus Power Rights Agreement and the CPA Scheduling Agreement (except as provided in Section 15.1(d)).

23.2.	Liquidated Damages from Teck
(a)	If:
(i)

in any hour during which Teck’s Entitlement Capacity is zero or a positive number, the Entitlement Parties use energy under the CPA at a rate that is in excess of the aggregate “Maximum Energy Delivery Rate” as shown on Table 9 of the CPA (being Entitlement Capacity adjusted for reserve requirements in accordance with the CPA), as adjusted for unit outages, and Teck uses energy under the CPA at a rate that is in excess of its “Maximum Energy Delivery Rate” as shown on Table 9 of the CPA (being Teck’s Entitlement Capacity adjusted for reserve requirements in accordance with the CPA), as adjusted for unit outages, for that hour; or

(ii)

in any day during which Teck’s Entitlement Energy is zero or a positive number, after maximum use of the CPA flexibility/exchange accounts: (A) the Entitlement Parties use energy under the CPA in such day causing the cumulative use of Aggregate Entitlement Energy (as that term is defined in the CPA) to be in excess of the Aggregate Entitlement Energy for that day (being the amount of Aggregate Entitlement Energy for that month divided by the number of days in that month); and (B) Teck uses energy in such day causing the cumulative use of Entitlement Energy by Teck to be in excess of Teck’s Entitlement Energy for that day (being the amount of Teck’s Entitlement Energy for that month divided by the number of days in that month); or

(iii)

there is an Entitlement Capacity Deficit for any period of time and Teck fails to acquire, schedule or deliver energy to BC Hydro at the Kootenay Interconnection in any hour during such period of time in amounts as directed by BC Hydro pursuant to Section 15.1(a)(i); or

(iv)

it appears at any time that there will be an Entitlement Energy Deficit for a month and Teck fails to acquire, schedule or deliver energy to BC Hydro at the Kootenay Interconnection in any hour during the remainder of such month or by the end of the seventh day of the following month, as directed by BC Hydro pursuant to Section 15.1(b); or

(v)	Teck fails to make available any or all of BC Hydro's Share of Actual Generation in any hour as required by Sections 19 and 20, then in any such event, Teck shall pay to BC Hydro within 30 days of invoice receipt, an amount for such energy so used, not acquired, not scheduled, not delivered, or not made available, in that hour (or in the case of Section 23.2(a)(ii), in that day), without duplication, equal to 110% of the Replacement Price of such energy, provided that in the event of a Force Majeure on transmission that prevents Teck from receiving power purchased in the market to serve the Industrial Load that results in any of the conditions set forth in Sections 23.2(a)(i) or 23.2(a)(ii) or from receiving power purchased in the market to deliver energy to BC Hydro pursuant to Section 23.2(a)(iii) or 23.2(a)(iv), the amount payable by Teck shall be equal to 100% of the Replacement Price of such energy. The invoice for such amount shall include a written statement explaining in reasonable detail the calculation of such amount. The invoice amount shall bear interest at an annual rate of interest equal to the Prime Rate plus 5% from the date such invoiced amount is due until paid.
(b)

For the purposes of Section 23.2(a)(i), if requested by Teck, in hours when an event of Force Majeure affecting transmission on Line 71 prevents Teck from delivering energy purchased from the United States of America on Line 71 to serve its Industrial Load, energy purchased by Teck and made available to BC Hydro at the BC/US Boundary shall be deemed to reduce the rate at which Teck uses energy under the CPA in that hour, provided such reduction shall in no circumstances have the effect of reducing the rate at which Teck uses energy under the CPA in that hour below its “Maximum Energy Delivery Rate” as shown on Table 9 of the CPA, and Teck and BC Hydro shall cooperate in seeking amendments to the CPA accounting procedures to give effect thereto.

(c)

For the purposes of Section 23.2(a)(ii), if requested by Teck, when there is an event of Force Majeure affecting transmission on Line 71 that prevents Teck from delivering energy purchased from the United States of America on Line 71 to serve its Industrial Load, energy purchased by Teck and made available to BC Hydro at the BC/US Boundary shall be deemed to reduce the amount of energy used by Teck for that day, provided such reduction shall in no circumstances have the effect of reducing the energy used by Teck for that day below Teck’s Entitlement Energy for that day, and Teck and BC Hydro shall cooperate in seeking amendments to the CPA accounting procedures to give effect thereto.

(d)	For the purpose of Section 23.2(a), “Replacement Price” means for the energy:
(i)	used by Teck pursuant to Section 23.2(a)(i) or 23.2(a)(ii) to which BC Hydro was otherwise entitled, or
(ii)	which Teck failed to deliver or make available to BC Hydro pursuant to Section 23.2(a)(iii) or 23.2(a)(iv) or 23.2(a)(v),

as applicable, the price per MWh (in US$) equal to the applicable ICE Index plus any additional transmission charges (including losses), that would have been reasonably incurred by BC Hydro had BC Hydro purchased such energy, to deliver such energy to the Kootenay Interconnection. Nothing herein shall require BC Hydro to replace such energy in order for the foregoing amounts to be payable by Teck. For the purposes of Section 23.2(a)(ii), the applicable ICE Index shall be the ICE Index for On-Peak hours (or Off-Peak hours, if there are no On-Peak hours in the particular day) for the entire amount of energy so used by Teck during the day, regardless of whether such energy was used by Teck during On-Peak hours or Off-Peak hours in such day.

(e)

If Teck disputes the amount of any invoice delivered pursuant to Section 23.2(a), Teck shall provide to BC Hydro a detailed written explanation of the basis for such dispute within 5 Business Days of receiving BC Hydro’s invoice. Teck shall nevertheless pay any amount determined by BC Hydro to be payable. Either Party may submit the matter in dispute to dispute resolution in accordance with Section 29 and any adjustment to the amount paid shall be due and payable within 30 days of the arbitrator's determination.

(f)

BC Hydro and Teck agree that the amounts payable by Teck to BC Hydro pursuant to this Agreement, for energy used by Teck under the CPA in excess of the limits established by the CPA as contemplated by Section 23.2(a)(i) and Section 23.2(a)(ii), is BC Hydro’s remedy for any such energy use, and BC Hydro shall not be entitled to additional remedies under the CPA, as against the Entitlement Parties or otherwise, in respect thereof.

(g)

If in any hour, Teck's Entitlement Capacity (less applicable reserves) falls below its share of the Minimum Take for that hour as provided for in the CPA Subagreement, and the Entitlement Parties’ Aggregate Entitlement usage under the

CPA falls below the Minimum Take for that hour, then BC Hydro agrees, to the extent attributable to Teck's Entitlement Capacity (less applicable reserves) falling below its share of the Minimum Take for that hour, to waive the Minimum Take requirement under the CPA for that hour with the same effect as though the Entitlement Parties’ obligation to use the Minimum Take under the CPA had been reduced accordingly.

(h)

Teck need not call on reserves to supply all or any part of any Entitlement Capacity Deficit during any Unit outage(s) at the Waneta Plant.  Sections 15.1(a)(i) and 23.2(a)(iii) shall continue to apply to any Entitlement Capacity Deficit.

23.3.	Liquidated Damages from BC Hydro
(a)

If BC Hydro fails to schedule and deliver energy to Teck at the Kootenay Interconnection pursuant to Section  15.1(a)(ii) by the end of the next following calendar month after which such energy was delivered by Teck to BC Hydro pursuant to Section 15.1(a)(i) or such later date as the Co-Owners may agree (subject to the provision in Section 15.1(a)(ii) to accommodate by way of Exchange Account adjustments instead of delivery), BC Hydro shall pay to Teck within 30 days of invoice receipt, an amount for such energy not delivered, equal to the 110% of the average of the daily ICE Index for firm “Off-peak” electricity for the month during which energy was delivered to BC Hydro under Section 15.1(a)(i) plus any additional transmission charges (including losses), that would have been reasonably incurred by Teck had Teck purchased such energy, to deliver such energy to the Kootenay Interconnection. The invoice for such amount shall include a written statement explaining in reasonable detail the calculation of such amount. The invoice amount shall bear interest at an annual rate of interest equal to the Prime Rate plus 5% from the date such invoiced amount is due until paid.

(b)

If BC Hydro disputes the amount of any invoice delivered pursuant to Section 23.3(a), BC Hydro shall provide to Teck a detailed written explanation of the basis for such dispute within 5 Business Days of receiving Teck’s invoice. BC Hydro shall nevertheless pay any amount determined by Teck to be payable. Either Party may submit the matter to dispute resolution in accordance with Section 29 and any adjustment to the amount paid shall be due and payable within 30 days of the arbitrator's determination.

23.4.	No Penalty

Any payments made pursuant to this Section 23 constitute liquidated damages. The Parties acknowledge and agree that damages are difficult or impossible to determine and that such payments constitute a reasonable approximation of the amount of such damages, and not a penalty.

23.5.	Replacement of Energy/Capacity
(a)

In the event of any outage(s) resulting in Teck delivering, or being expected to deliver, to BC Hydro energy and/or capacity purchased in the market rather than from the Waneta Plant prior to July 1, 2034, and such outage(s) continue or are reasonably expected by BC Hydro to continue for a period of 18 months or longer then unless within 60 days of such outage, Teck replaces such energy and/or capacity with energy and/or capacity that is “Clean or Renewable Electricity” and that BC Hydro, acting reasonably, agrees has equivalent firmness to Waneta Plant energy and/or capacity for planning purposes, BC Hydro shall have the right but not the obligation to replace such energy and/or capacity with energy and/or capacity that is “Clean or Renewable Electricity”, that has equivalent firmness to Waneta Plant energy and/or capacity for planning purposes and BC Hydro’s cost of replacing such energy and/or capacity shall be payable by Teck to BC Hydro.

(b)

Teck shall upon request from BC Hydro, advise BC Hydro in writing of the expected duration of the outage(s) and the amounts of energy and/or capacity which Teck reasonably expects to deliver from purchasing in the market rather than from the Waneta Plant. If it elects to replace such energy and/or capacity, BC Hydro shall use commercially reasonable efforts to obtain in any purchase agreement entered into by BC Hydro for such replacement energy and/or capacity (a “Replacement Contract”) a comparable term and amount of such energy and/or capacity. If it is unable to do so, BC Hydro and Teck shall use good faith efforts to negotiate an allocation of that portion of the amount of energy and/or capacity replaced by BC Hydro under such Replacement Contract for which Teck is responsible to pay pursuant to Section 23.5(a). If any of the generation from the Waneta Plant which BC Hydro has replaced pursuant to a Replacement Contract is delivered by Teck prior to the end of the term of the Replacement Contract, BC Hydro shall credit against any amounts still payable by Teck under Section 23.5(a) as and when such payments are due, or otherwise pay Teck for such energy delivered, the price per MWh (in US$) equal to the ICE Index applicable to the hours during which such energy was delivered, less transmission charges (including losses), if any, that would have been reasonably incurred to deliver such energy from the Kootenay Interconnection to any of the Mid-Columbia delivery points.

(c)	Any payments made by Teck pursuant to Section 23.5(a) shall be without duplication to any payments that would otherwise be payable by Teck pursuant to Section 23.2 in respect of the same outage.
24.	EVENTS OF DEFAULT
24.1.	Events of Default

A Co-Owner shall be in default under this Agreement and the Surplus Power Rights Agreement (and thereby become a “Defaulting Party”) upon the occurrence of any of the following events (each an “Event of Default”):

(a)	The Co-Owner fails to pay in whole or in part when due:
(i)	a Monthly Invoice pursuant to Section 10.3;
(ii)	a Cash Call pursuant to Section 10.4;
(iii)	an invoice for the liquidated damages contemplated by Section 23.2 or 23.3;
(iv)	in the case of Teck, the amounts payable pursuant to Section 23.5;
(v)

any other payment required by a Co-Owner (as Co-Owner and not as Operator) pursuant to this Agreement, including, without limitation, any payment owing by the Co-Owner to the other Co-Owner pursuant to Section 10.7(b), if such failure is not remedied within 5 Business Days after written notice of such failure is given to the Co-Owner by the Non-Defaulting Party or by the Operator (provided that the 5 Business Day cure period shall not be applicable in the case of a payment owing by the Co-Owner to the other Co-Owner pursuant to Section 10.7(b)).

(b)

The Co-Owner (as Co-Owner but not as Operator) is in material default of or material breach of any of its representations, warranties, covenants or agreements to be performed or observed under this Agreement and in the case of a material default or breach that is capable of being corrected, the material default or breach is not corrected within 30 days after receipt by the Co-Owner of notice of the material default or breach from the Non-Defaulting Party or the Operator.

(c)	In the case of Teck, the occurrence of any of the events described in Section 23.2(a) and Teck has failed to pay liquidated damages in respect of such failure pursuant to Section 23.2.
(d)

If any of the events described in Section 23.2(a) occurs continually notwithstanding that Teck has paid to BC Hydro the liquidated damages contemplated by Section 23.2; provided that for purposes of this Section 24.1(d), “continually” shall mean that the cumulative impact of the occurrence of any of the events described in Section 23.2(a) has: (i) deprived BC Hydro of 10% of its annual Entitlement Energy reduction, or (ii) deprived BC Hydro of any of its expected Entitlement Capacity reduction during On-Peak hours on more than 10% of the days during any rolling 12 month period (in either case excluding such events in respect of which liquidated damages are payable under Section 23.2 at 100% of Replacement Price). The Co-Owners shall support development of systems and operating procedures to ensure appropriate tracking and notice thereof.

(e)

The Co-Owner or any Receiver disclaims or otherwise terminates all or any part of the CPA, a Replacement CPA, the CPA Subagreement, the CPA Scheduling Agreement, this Agreement or the Surplus Power Rights Agreement.

(f)	A Person holding a Permitted Encumbrance set forth in Section 1.1(bbbbb)(iv) takes possession of any material portion of the Co-Owner’s Participation Interest.
24.2.	Rights on Events of Default

If an Event of Default occurs, the Non-Defaulting Party may at its option upon written notice to the Defaulting Party, exercise any or all of the following rights and remedies, which shall be cumulative and without prejudice to any other rights that the Non-Defaulting Party may have under this Agreement or Applicable Law:

(a)	claim damages for the default or breach;
(b)

until January 1, 2036, terminate and liquidate the Surplus Power Rights Agreement and terminate and amend certain provisions of this Agreement in accordance with Section 24.3, in which case the Parties shall provide notice pursuant to sections 6.7 and 6.8 of Schedule A of the CPA;

(c)

in the case of an Event of Default by a Co-Owner who is the Operator, the Non-Defaulting Party may elect to become the Operator and if it so elects, such Non-Defaulting Party shall as and from the date on which it becomes the Operator have the following voting rights on the Operating Committee:

(i)

in the event that the Participation Percentage of the Non-Defaulting Party at the time of it becoming the Operator, exceeds 50%, the Non-Defaulting Party shall have a right to cast the percentage of the votes on the Operating Committee equal to its Participation Percentage; and

(ii)

in the event that the Participation Percentage of the Non-Defaulting Party at the time of it becoming the Operator, is less than or equal to 50%, the Non-Defaulting Party shall for so long as it is the Operator, have a right to cast 51% of the votes on the Operating Committee and thereby decide matters of the Operating Committee by majority vote and the Defaulting Party shall have a right to cast 49% of the votes on the Operating Committee notwithstanding that the Participation Percentage of the Defaulting Party may exceed 50%;

(d)	exercise its rights under the BC Hydro Security Documents, in the case where BC Hydro is the Defaulting Party or the Teck Security Documents, in the case where Teck is the Defaulting Party; and

(e)

in the case where Teck is the Defaulting Party, as result of being in material breach or material default of any of its obligations set forth in Sections 19, 20 or 21, BC Hydro shall have the right, as agent of Teck, to operate the Line 71 Assets to the extent necessary to ensure that it obtains all of the benefits of its rights under

Sections 19, 20 and 21 and shall have access to the Waneta Substation and any other Waneta Assets as well as any other assets of Teck that are necessary for the purpose of operating the Line 71 Assets and shall have the right for and on behalf of Teck (pursuant to the limited power of attorney granted by Teck to BC Hydro concurrently with the execution of this Agreement) to provide schedules to BCTC pursuant to the Line 71 Scheduling Rights and appropriate instructions to FortisBC and BCTC and any other applicable Person in respect of all applicable interconnection agreements to which Teck is a party.

24.3.	Liquidation of Certain Transactions under this Agreement and the Surplus Power Rights Agreement

If the Non-Defaulting Party provides written notice to the Defaulting Party pursuant to Section 24.2(b), the Non-Defaulting Party shall in such written notice, designate a day, no earlier than the day such notice is given and no later than 20 days after such notice is given, as an early termination date (“Early Termination Date”) to:

(a)	terminate and liquidate the Surplus Power Rights Agreement; and
(b)

terminate the provisions of Sections 11.1(b), 13.1(d), 14 (except section 14.8), 15, 16, 22.1(a), 22.1(b), 22.1(d), 23.2(a)(iii), 23.2(a)(iv), 23.2(g) and 23.5 of this Agreement whereupon BC Hydro’s and Teck’s respective rights to capacity and energy output from the Waneta Plant shall be limited to BC Hydro’s Share of Actual Generation and Teck’s Share of Actual Generation and such Sections shall thereupon be terminated without the requirement of any further act or formality,

(the terminated Surplus Power Rights Agreement and the terminated provisions of this Agreement are referred to herein as the “Terminated Transactions”).

The Non-Defaulting Party shall thereupon calculate, in a commercially reasonable manner, a Settlement Amount for the Terminated Transactions as of the Early Termination Date. The Non-Defaulting Party shall aggregate the Settlement Amount and all other amounts that are owing but unpaid by the Defaulting Party to the Non-Defaulting Party in respect of any period prior to the Early Termination Date, net of all other amounts that are owing but unpaid by the Non-Defaulting Party to the Defaulting Party in respect of any period prior to the Early Termination Date, into a single net amount (the “Termination Payment”) and shall notify the Defaulting Party of that amount and provide a written statement explaining in reasonable detail the calculation of such amount. The Termination Payment as set forth in the Non-Defaulting Party’s notice shall be absolutely payable in full (notwithstanding that the Defaulting Party may dispute the amount), within 15 days of delivery of such notice to the Defaulting Party, which amount shall bear interest at an annual rate of interest equal to the Prime Rate plus 5% from and after the expiry of such 15 day period until paid. As used in this Section 24.3, “Settlement Amount” means, with respect to the Terminated Transactions:

(i)	an amount equal to the present value of the net economic loss to BC Hydro, if any (exclusive of costs), resulting from termination of the

Terminated Transactions, determined in a commercially reasonable manner including:
A.	the present value of:
I.

the amount of energy and capacity represented by the reductions in BC Hydro’s obligation to provide Entitlement Energy and Entitlement Capacity to Teck under the CPA for each month from the Early Termination Date until January 1, 2036, and recognizing, without limitation, any value to BC Hydro of the attributes and characteristics of such energy and capacity, including being Clean or Renewable Electricity, meeting the Province’s self-sufficiency requirements, planning reliability and physical firmness; LESS

II.

the amount of BC Hydro’s Share of Actual Generation for each month from the Early Termination Date until January 1, 2036 under this Agreement assuming (i) the then expected generation pattern of the Waneta Plant; (ii) the expected Waneta Plant outage factors, and (iii) adjustment for expected WAX In-Service Date, and recognizing, without limitation, any value to BC Hydro of the attributes and characteristics of such energy and capacity, including being Clean or Renewable Electricity, meeting the Province’s self-sufficiency requirements, planning reliability and physical firmness, PLUS

B.	the present value of
I.	BC Hydro’s rights under the Surplus Power Rights Agreement from the Early Termination Date to January 1, 2036; LESS
II.	Teck’s rights under the Surplus Power Rights Agreement from the Early Termination Date to January 1, 2036; LESS
C.

the present value of payments made by Teck before the Early Termination Date, if any, pursuant to Section 23.5 in respect of energy or capacity that BC Hydro is to receive after the Early Termination Date under a Replacement Contract; and

(ii)	the costs and expenses of the Non-Defaulting Party incurred in terminating, calculating, collecting and enforcing its security on the payment of the Termination Payment.

It is expressly agreed that neither BC Hydro nor Teck shall be required to enter into replacement transactions in order for the Settlement Amount to be determined.

If the Defaulting Party disputes the amount of the Termination Payment as calculated by the Non-Defaulting Party, the Defaulting Party shall provide to the Non-Defaulting Party a notice of dispute and a detailed written explanation of the basis for such dispute within 40 Business Days of receiving the Non-Defaulting Party’s notice. The dispute shall be submitted to dispute resolution pursuant to Section 29, provided that only two proposals shall be presented to the arbitrator: (i) the amount as set forth in notice provided by the Non-Defaulting Party to the Defaulting Party; and (ii) the amount set forth in the Non-Defaulting Party’s notice of dispute, in each case together with detailed written explanation and supporting documentation. The arbitrator shall select whichever calculation is in his view more commercially reasonable. If the arbitrator determines that the Defaulting Party has overpaid, the Non-Defaulting Party shall refund any amounts determined to have been overpaid by the Defaulting Party, together with interest accruing at the Prime Rate plus 2% from the date of the initial payment.

Any payments made pursuant to this Section  24.3 constitute liquidated damages. The Parties acknowledge and agree that damages are difficult or impossible to determine and that such payments constitute a reasonable approximation of the amount of such damages, and not a penalty.

As of the Early Termination Date, the provisions of Section 14.8, 22.1(c) and 27.1(d) shall be amended without the requirement of any further act or formality to, in each case, apply from the Early Termination Date instead of January 1, 2036. The Parties shall provide notice pursuant to Section 6.8 of Schedule A of the CPA to revise the outage factors applicable to the Waneta Plant to an amount equal to Teck’s Participation Percentage times the outage factors attributable to 100% of the Waneta Plant from time to time, whenever those outage factors are modified pursuant to the CPA or whenever Teck’s Participation Percentage changes.

24.4.	Restrictions on Remedies
(a)

Notwithstanding anything to the contrary contained in this Agreement or in any of the BC Hydro Security Documents or the Teck Security Documents, but subject to Section 24.5 hereof, following the occurrence of an Event of Default, a Non-Defaulting Party shall not exercise any right to sell, lease or otherwise dispose, or to become the legal and beneficial owner through foreclosure or other remedy, of any property charged by the BC Hydro Security Documents or the Teck Security Documents, as the case may be, for a period of two years after such Event of  Default (the “Standstill Period”) except in the circumstances (the “Sale Circumstances”) where:

(i)

the Non-Defaulting Party, acting reasonably, determines that the proceeds of operating such property as a going concern, to the extent that such operation is reasonably possible (whether directly or through a receiver or receiver-manager appointed under or in respect of its Security Documents), net of all costs of operation of such property and the amounts required to pay out:

A.	any prior-ranking claims created by or resulting from any separate act or omission of the Defaulting Party; and
B.	the Defaulting Party’s share of any prior-ranking claims created by or resulting from any act or omission taken by or on behalf of the Co-Owners pursuant to this Agreement.

(collectively referred to as the “Projected Net Operating Proceeds”), will be insufficient to repay to such Non-Defaulting Party, within the Standstill Period the amount secured by the BC Hydro Security Documents or the Teck Security Documents, as the case may be, which is due and payable or which will become due and payable during the Standstill Period (and the amount of such deficiency (which will be the amount by which the aggregate of: (Y) the amount so due and payable; and (Z) the amount which will become due and payable during the Standstill Period), exceeds the Projected Net Operating Proceeds, as determined by the Non-Defaulting Party, acting reasonably, is hereinafter referred to as the “Projected Deficiency”); and

(ii)

the Defaulting Party has not, within 30 days of receipt of notice from the Non-Defaulting Party of the Projected Deficiency, provided the Non-Defaulting Party with an irrevocable letter of credit, in an amount equal to the amount of the Projected Deficiency, that secures payment of the Projected Deficiency on terms that are acceptable to the Non-Defaulting Party, acting reasonably, and issued by a financial institution that is acceptable to the Non-Defaulting Party, acting reasonably.

The Defaulting Party shall not be permitted to dispute pursuant to Section 29, any Projected Deficiency determined by the Defaulting Party pursuant to Section 24.4(a)(i) without first having provided the Non-Defaulting Party with the irrevocable letter of credit pursuant to Section 24.4(a)(ii) in the amount of the Projected Deficiency as determined by the Non-Defaulting Party.

(b)	Nothing contained in this Section 24.4 shall limit or restrict the exercise by a Non-Defaulting Party:
(i)	of any right or remedy that it may have under and pursuant to Section 10.7(c) of this Agreement; or
(ii)

of any right, either directly or through a receiver or receiver-manager, to take possession of any property charged by the BC Hydro Security Documents or the Teck Security Documents, as the case may be, (including, without limitation, any payments or distributions (including, without limitation, distributions under Section 28.1(b)) to the Defaulting Party), to operate such property as a going concern, to apply the net proceeds of such operation or any such payments or distributions against any amounts secured by the BC Hydro Security Documents or the Teck Security Documents, as the case may be, or to enforce any of the BC Hydro Security Documents or the Teck

Security Documents, as the case may be, in any manner permitted by Applicable Laws which is not a sale, lease or other disposition of such property or is not the obtaining of beneficial and legal ownership of such property through foreclosure or other remedy.

24.5.	Exceptions to Restrictions

In determining whether the Sale Circumstances are applicable, the Non-Defaulting Party may include in its analysis any existing or reasonably contemplated circumstances which would be likely to restrict, preclude or delay its ability (either directly or through a receiver or receiver-manager) to take possession of such property or to operate it as a going concern, or any additional liabilities which it would be required to assume or incur as a result of such possession or operation. A determination by the Non-Defaulting Party that the Sale Circumstances are not applicable does not preclude a subsequent determination by the Non-Defaulting Party that the Sale Circumstances are applicable as a result of a change in circumstances. In the event that the Sale Circumstances are applicable and the Non-Defaulting Party commences any of the actions otherwise prohibited by Section 24.4(a), Section 24.4(a) shall not be applicable thereafter, so long as the relevant Event of Default is continuing. Nothing contained in Section 24.4(a) shall require the Non-Defaulting Party (or any Person acting on its behalf, including for greater certainty any receiver or receiver-manager, whether instrument or court-appointed) to:

(a)	act in breach of any Applicable Laws (including, for greater certainty, any court orders);
(b)	refrain from pursuing any action against the Defaulting Party on its covenant to pay amounts owing hereunder;

(c)	refrain from selling or otherwise disposing of any part of the relevant property where such sale or disposal is in the ordinary course of Operations and is otherwise permitted under this Agreement; or
(d)	refrain from applying any insurance, expropriation or other proceeds received by or on behalf of it in respect of the property in accordance with the terms of this Agreement, while it is in effect.
25.	TRANSFER OF INTEREST
25.1.	General

Each Co-Owner shall have the right to Transfer to any Person all or any part of its Participation Interest solely as provided in this Section 25.

25.2.	Limitations on Free Transferability

Any Transfer by a Co-Owner in Section 25.1 shall be subject to the following terms and conditions:

(a)	Neither Co-Owner shall Transfer or agree to Transfer less than all of its Participation Interest without the prior written consent of the other Co-Owner, which consent may be arbitrarily withheld.
(b)

Neither Co-Owner shall Transfer all or any part of its Participation Interest, unless the Transferor Co-Owner has first provided to the other Co-Owner prior written notice of the intended Transfer and the Transferee, as of the effective date of the Transfer, has:

(i)

entered a written agreement with the Transferor Co-Owner and the non-transferring Co-Owner, in form and substance to the satisfaction of the non-transferring Co-Owner, acting reasonably, whereby the Transferee agrees to be bound by this Agreement and the Surplus Power Rights Agreement (so long as the Surplus Power Rights Agreement is in effect), to the same extent as the Transferor Co-Owner and without limiting the foregoing, provides in such written agreement, the same or substantially similar representations and warranties as at the effective date of the Transfer in favour of the non-transferring Co-Owner as are contained in Section 2.1 and delivers a power of attorney in favour of the other Co-Owner in substantially the form as set forth in Schedule B;

(ii)

has granted security in favour of the non-transferring Co-Owner on the same terms and conditions as set out in the BC Hydro Security Documents in the case where BC Hydro is the Transferor Co-Owner or the Teck Security Documents in the case where Teck is the Transferor Co-Owner; and

(iii)

in the case where the Transferor Co-Owner is Teck (and not BC Hydro), the Transferee has become bound by the CPA, including any Replacement CPA in respect of its Participation Interest and the CPA Scheduling Agreement (so long as the CPA Scheduling Agreement is in effect);

and provided further that for so long as Teck continues to own Line 71, it shall continue to be bound by its obligations under Sections 19, 20 and 21.

(c)

No Transfer permitted by this Section 25 shall relieve the Transferor Co-Owner of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer.

(d)

In the event of a Transfer by a Co-Owner of all of its Participation Interest to an Affiliate, the Transferor Co-Owner shall not be relieved or discharged of any of its obligations or liabilities hereunder, and the other Co-Owner may continue to look to the Transferor Co-Owner as well as the Transferee Affiliate, jointly and severally, for the performance thereof.
(e)	Compliance by the Transferor Co-Owner with the provisions of Sections 25.3, 25.5 and 25.6, if applicable.

The restrictions on Transfer set forth in Sections 25.2(a) and 25.2(b) shall not apply in the case where a Co-Owner Transfers all or part of its Participation Interest to the other Co-Owner pursuant to Section 10.7(c) or otherwise. The provisions of Section 25.2(a) restricting a Co-Owner from Transferring or agreeing to Transfer less than all of its Participation Interest, do not apply to Teck in the circumstances where Teck continues to own Line 71 as contemplated by the last paragraph of Section 25.2(b) beginning with the words “and provided further....” and where Teck retains its obligations under Section 31.6, as in each case, Teck would have transferred less than all of its rights and obligations under this Agreement, retaining its obligations under Sections 19, 20, 21 in the former case, and under Section 31.6 in the latter case.

25.3.	Right of First Offer
(a)

Except in the case of the permitted Transfers as contemplated under Section 25.4, if a Co-Owner (in this Section 25.3, the “Selling Co-Owner”) wishes to Transfer all of its Participation Interest (the “Offered Participation Interest”) to a Person other than the other Co-Owner, such Transfer shall not be permitted unless the Selling Co-Owner first offers (the “Seller’s Offer”) to the other Co-Owner (the “Non-Selling Co-Owner”) the right to purchase, at the sole option of the Non-Selling Co-Owner, the Offered Participation Interest, upon the terms and conditions set forth in this Section 25.3;

(b)

The Selling Co-Owner shall deliver to the Non-Selling Co-Owner notice in writing of the Seller’s Offer (a “Sale Notice”), which Sale Notice shall contain all necessary information with respect to the proposed Seller’s Offer including, without limiting the generality of the foregoing:

(i)	the proposed purchase price and timing of payment of the consideration for the Offered Participation Interest;

(ii)	the form of consideration, which must be in cash (Canadian or US $) and/or power; and
(iii)	the other material terms of sale, including representations, warranties, covenants, agreements and conditions.
(c)

No term or condition (for certainty, other than the purchase price) shall be permitted in the Seller’s Offer that would have the effect of preventing BC Hydro (by virtue of the fact that BC Hydro is a Crown corporation and/or regulated utility) from completing the purchase and sale if it were to agree to the Seller’s Offer as compared to any other Person that is not a Crown corporation and/or regulated utility (for example, the need for BC Hydro to maintain the honour of the Crown in the context of its obligations to First Nations and to obtain approval from the BCUC and the time needed to satisfy those requirements).
(d)

At any time within 60 days after receipt of the Sale Notice, the Non-Selling Co-Owner may elect to purchase the Offered Participation Interest for a price equal to that set forth in the Sale Notice and on such other terms and conditions of sale that are not materially less favourable to the Selling Co-Owner than those contained in the Sale Notice, by giving written notice of such intention to the Selling Co-Owner (the “Reply Notice”).

(e)

If the Non-Selling Co-Owner has agreed, within the 60 day period referred to in Section 25.3(d), to purchase all of the Offered Participation Interest, the closing date for such purchase and sale (the “ROFO Closing Date”) shall be:

(i)	the 20th Business Day following the later of:
A.

the receipt of the last of all necessary regulatory approvals (including any approvals or acceptances from the BCUC that BC Hydro determines to be necessary or advisable) and all other necessary consents or approvals from Governmental Authorities and other third parties; and

B.	the completion by any Governmental Authority and BC Hydro of any steps necessary to maintain the honour of the Crown in the context of their respective obligations to First Nations,

all of which, the Parties shall promptly pursue in good faith using commercially reasonable efforts, but in no event later than the date that is 12 months from the date of receipt by the Selling Co-Owner of the Reply Notice; or

(ii)	such other date as the Selling Co-Owner and the Non-Selling Co-Owner may agree in writing.
(f)

If the Non-Selling Co-Owner does not agree to purchase all of the Offered Participation Interest by delivering a Reply Notice within the 60 day period referred to in Section 25.3(d),  then for the next 90 days following the expiry of such 60 day period, subject to satisfaction of all other terms and conditions of this Agreement applicable to a Transfer, the Selling Co-Owner shall be free to enter into a binding agreement to sell its Offered Participation Interest to any other Person for a price equal to or in excess of that set forth in the Sale Notice and on such other terms and conditions of sale that are not materially less favourable to the Selling Co-Owner than those contained in the Sale Notice. The Selling Co-Owner shall immediately notify the Non-Selling Co-Owner upon entering into such binding agreement and provide a copy thereof to the Non-Selling Co-Owner. If the Selling Co-Owner does not enter into a binding agreement to sell the Offered Participation Interest within the 90 day period set forth in this Section 25.3(f) or if it has entered into a binding agreement within such time, it does not complete the Transfer contemplated by such binding agreement by not later than 9 months from the date of entering into such binding agreement, the right of first offer contained in this Section 25.3 shall again apply in respect of the Transfer contemplated by the Sale Notice or any other subsequent Transfer.

(g)

If the Non-Selling Co-Owner provides a Reply Notice but the sale to the Non-Selling Co-Owner is not completed on or before the ROFO Closing Date due to any of the matters set forth in Section 25.3(e)(i) not being completed or obtained by the ROFO Closing Date or due to the breach by the Non-Selling Co-Owner of its obligations in respect of the purchase and sale contemplated by the Reply Notice (the earlier of (i) the date, if any, on which the Parties have mutually agreed that the sale will not complete due to any of the matters set forth in Section 25.3(e)(i) not being completed or obtained; (ii) termination of the purchase and sale by the Selling Co-Owner prior to the ROFO Closing Date if permitted, due to the breach by the Non-Selling Co-Owner of its obligations in respect of the purchase and sale contemplated by the Reply Notice; (iii) a termination date mutually agreed by the Parties; and (iv) the ROFO Closing Date, being referred to herein as the “Termination Date”), then subject to satisfaction of all other terms and conditions of this Agreement applicable to a Transfer, the Selling Co-Owner shall be free to Transfer its Offered Participation Interest to any other Person for such price that the Selling Co-Owner may determine, provided that such Transfer shall be completed without condition on or before the first anniversary of the Termination Date. The Selling Co-Owner shall immediately notify the Non-Selling Co-Owner upon entering into a binding agreement to Transfer the Offered Participation Interest. If the Selling Co-Owner does not complete such Transfer of the Offered Participation Interest on or before the first anniversary of the Termination Date, the right of first offer contained in this Section 25.3 shall again apply in respect of the Transfer contemplated by the Sale Notice or any other subsequent Transfer.

(h)

For greater certainty, any Person that purchases the Offered Participation Interest pursuant to Section 25.3(f) or 25.3(g), as the case may be, shall be subject to this Section 25.3 with respect to any subsequent Transfer of its Participation Interest and shall so agree in writing pursuant to Section 25.2(b)(i).

(i)

If the Selling Co-Owner is the Operator and has majority voting rights on the Operating Committee and the Non-Selling Co-Owner elects not to purchase the Offered Participation Interest pursuant to this Section 25.3, then the Non-Selling Co-Owner shall have the right, but not the obligation, to become the Operator under this Agreement. Such right shall be exercisable by notice in writing from the Non-Selling Co-Owner within 60 days after receipt of the binding agreement delivered by the Selling Co-Owner pursuant to Section 25.3(f) or the notice of a binding agreement delivered by the Co-Owner pursuant to Section 25.3(g) and shall become effective on the date of the sale of the Offered Participation Interest pursuant to Section 25.3(f) or 25.3(g), failing which the Non-Selling Co-Owner shall be deemed to have elected not to become the Operator pursuant to this Section 25.3(i). If the Non-Selling Co-Owner elects to become the Operator pursuant to this

Section 25.3(i), the Non-Selling Co-Owner shall as and from the date on which it becomes the Operator have the following voting rights on the Operating Committee:

(i)

in the event that the Participation Percentage of the Non-Selling Co-Owner at the time of it becoming the Operator, exceeds 50%, the Non-Selling Co-Owner shall have a right to cast the percentage of the votes on the Operating Committee equal to its Participation Percentage; and

(ii)

in the event that the Participation Percentage of the Non-Selling Co-Owner at the time of it becoming the Operator, is less than or equal to 50%, the Non-Selling Co-Owner shall for so long as it is the Operator, have a right to cast 51% of the votes on the Operating Committee and thereby decide matters of the Operating Committee by majority vote and the Selling Co-Owner/third party who purchases the Offered Participation Interest pursuant to Section 25.3(f) or 25.3(g) shall have a right to cast 49% of the votes on the Operating Committee notwithstanding that the Participation Percentage of the Selling Co-Owner/third party purchaser may exceed 50%.

25.4.	Exemptions from the Right of First Offer

Section 25.3 shall not apply to the following:

(a)	the Transfer by a Co-Owner of all of its Participation Interest to an Affiliate;
(b)

in the case of Teck, to a bona fide internal reorganization of Teck’s Industrial Operations among Teck and its Affiliates as long as the Industrial Operations and Teck’s Participation Interest continue to be owned and operated by the same entity, or by Affiliates, following the reorganization; and/or

(c)

in the case of Teck, to the sale of all of Teck’s Participation Interest to a purchaser of Teck’s Industrial Operations, in conjunction with and contemporaneously with the sale of the Industrial Operations to the same purchaser.

25.5.	Obligation to Notify

In the event that Teck proposes to undergo a reorganization as contemplated in Section 25.4(b) or to sell its Participation Interest to a purchaser of Teck’s Industrial Operations as contemplated by Section 25.4(c), Teck covenants and agrees to provide as much advance written notice as is possible to BC Hydro of such proposed reorganization or sale prior to entering into any binding agreements in respect thereof so as to provide BC Hydro with the opportunity to discuss with Teck (in the case of a reorganization as contemplated in Section 25.4(b)) or the proposed purchaser (in the case of the proposed sale of the Industrial Operations as contemplated by Section 25.4(c)) the possibility of BC Hydro purchasing Teck’s Participation Interest and supplying power to the Industrial Operations.

25.6.	BC Hydro Right to Become Operator

In addition to the provisions of Section 25.5, Teck covenants and agrees to provide as much advance written notice as is possible to BC Hydro prior to the completion of any:

(a)

sale of Teck’s Participation Interest to a purchaser of Teck’s Industrial Operations, in conjunction with and contemporaneously with the sale of the Industrial Operations as contemplated by Section 25.4(c) (in which case, Teck shall give not less than 60 days notice); or

(b)	change of control of Teck or Teck Resources Limited.

Upon receipt of such notice from Teck, BC Hydro shall have the right, but not the obligation, to become the Operator under this Agreement. Such right shall be exercisable by notice in writing from BC Hydro within 60 days after receipt of Teck’s notice and shall become effective on the date of the sale of Teck’s Participation Interest or change of control, as the case may be, failing which BC Hydro shall be deemed to have elected not to become the Operator pursuant to this Section 25.6 in respect of such sale or change of control. If BC Hydro elects to become the Operator pursuant to this Section 25.6, BC Hydro shall as and from the date on which it becomes the Operator have the following voting rights on the Operating Committee:

(i)

in the event that the Participation Percentage of BC Hydro at the time of it becoming the Operator exceeds 50%, BC Hydro shall have a right to cast the percentage of the votes on the Operating Committee equal to its Participation Percentage; and

(ii)

in the event that the Participation Percentage of BC Hydro at the time of it becoming the Operator is less than or equal to 50%, BC Hydro shall for so long as it is the Operator, have a right to cast 51% of the votes on the Operating Committee and thereby decide matters of the Operating Committee by majority vote and:

A.	in the case of a change of control, Teck; and

B.

in the case of a sale of Teck’s Participation Interest to a purchaser of Teck’s Industrial Operations, in conjunction with and contemporaneously with the sale of the Industrial Operations as contemplated by Section 25.4(c), the third party who purchases Teck’s Participation Interest and the Industrial Operations,

shall have a right to cast 49% of the votes on the Operating Committee notwithstanding that the Participation Percentage of Teck or the third party purchaser, as the case may be, may exceed 50%.

In the event that BC Hydro does not elect to become the Operator pursuant to this Section 25.6, BC Hydro’s right to become the Operator shall again apply to any subsequent sale or change of control as contemplated by Section 25.6(a) or 25.6(b).

For the purposes of this Section 25.6 and Section 25.7, a change of control means the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or Persons acting jointly or in concert, other than existing control persons, of equity securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding equity securities of the relevant entity.

25.7.	Clarification

If Teck Transfers its Participation Interest to any Person pursuant to the terms of this Agreement, thereafter, the reference to a change of control in Section 25.6(b) shall be construed as a reference to the change of the control of the permitted transferee.

26.	SECURITY
26.1.	Initial Security

Each Co-Owner acknowledges and agrees that it has concurrently with the execution of this Agreement, executed and delivered to the other Co-Owner its respective Security Documents to secure payment and performance of its Obligations.

26.2.	Priority

The respective Security Documents shall at all times constitute first priority security over the property and assets intended to be charged thereby, subject only to Permitted Encumbrances.

26.3.	Additional Documents

Save to the extent that the delivery of any of the following consents, agreements, document and certificates has been satisfied or waived as of the Effective Date, each Co-Owner shall, forthwith upon the written request of the other Co-Owner, use all reasonable commercial efforts to obtain and deliver to the other Co-Owner:

(a)	all such consents from third parties as may be required to give effect to the security granted by the Security Documents;

(b)

all such agreements from counterparties to contracts, permits or other intangibles charged or intended to be charged by the Security Documents addressing such issues as may reasonably be required by the other Co-Owner (such as notice of and opportunities to cure defaults, agreements to enter into replacement contracts in the event of termination as a result of an Insolvency Proceeding, limits on the other Co-Owner’s obligations to perform the obligations of the granting Co-Owner under such contracts and consent to assignment of such intangibles by the other Co-Owner pursuant to enforcement of the Security Documents held by it); and

(c)

all documents and certificates (including, without limitation, opinions of legal counsel) reasonably requested by the other Co-Owner to establish the existence of the granting Co-Owner, its corporate capacity and power to grant and perform its obligations under the Security Documents, the authorization, execution, delivery and enforceability of the Security Documents and the absence of breach of any applicable agreements and other specified documents arising from the execution and delivery of, and the performance by the granting Co-Owner of its obligations under, the Security Documents.

26.4.	Further Assurances and Future Property

Each Co-Owner shall, forthwith at the request of the other, execute all such documents and do all such things as may be reasonably required to give effect to, perfect or maintain the security of the Security Documents granted by it or to extend such security to any future property forming part of the property or assets charged or intended to be charged thereby.

26.5.	Releases and Consents

Where any part of the Waneta Assets is subdivided, transferred or otherwise dealt with by the Co-Owners pursuant to and in accordance with this Agreement, each Co-Owner shall grant such subordinations, consents or releases with respect to the Security Documents held by it as may be reasonably necessary to give effect to such dealing.

27.	INSURANCE
27.1.	Obligation to Maintain Insurance
(a)

Subject to any approval required from the Operating Committee as set out in Section 6.6, the Operator shall obtain and maintain for each Co-Owner, comprehensive insurance coverage over the Waneta Assets (insured with reputable insurers), insuring against, without limitation, property damage, acts of terrorism, comprehensive general liability, replacement cost and such other insurance coverage (excluding business interruption), with such limits, premiums and deductibles, as a reasonably prudent owner would obtain and maintain in the circumstances in accordance with Good Utility Practice (which current standard the parties acknowledge is met by the insurance currently maintained by the Operator).

(b)

Without limiting the foregoing, the Operator shall obtain and maintain for each Co-Owner, such insurance coverage as is required to be maintained by the Operator under the terms of the Management Agreement.

(c)

The Operator shall cause each Co-Owner to be included as an additional insured and first loss payee, as applicable, with respect to its respective Participation Percentage of the Waneta Assets and any interest held pursuant to their respective Security Documents, under all such insurance policies. Without limiting the foregoing, whenever the Operator is included as a named or additional insured on any insurance policy of any contractor or other Person with whom it contracts in respect of the Waneta Assets, the Operator shall cause each Co-Owner to be added as a named or additional insured on such policy in proportion to its respective Participation Percentage of the Waneta Assets. Each Co-Owner shall be included as a first loss payee on property and terrorism coverage maintained by the Operator, in each case with respect to its respective Participation Percentage of the Waneta Assets and any interest held pursuant to their respective Security Documents.

(d)

Until January 1, 2036, notwithstanding the foregoing, Teck (as a Co-Owner) shall obtain and maintain business interruption insurance in respect of 100% of the business interruption exposure for the Waneta Assets, with such limits, premiums and deductibles as are consistent with Teck’s current practice and subject to commercial availability. Teck shall pay all costs of such insurance and shall cause, as security for Teck’s Obligations, BC Hydro to be included as an additional insured and first loss payee on such insurance to the extent of amounts owing by Teck to BC Hydro as liquidated damages or to enjoy similar rights with respect to the proceeds of such insurance. Neither the performance by Teck of its obligations under this Section 27.1(d), nor any payment received by BC Hydro pursuant to the aforesaid insurance, nor the lack of any payment of such insurance proceeds, shall relieve or release Teck from its obligations under this Agreement nor restrict, release or prejudice any claim or remedy which BC Hydro may have against Teck or any of its property pursuant to this Agreement or any of the Teck Security Documents (save and except to the extent that such insurance proceeds are received by BC Hydro free of any adverse claims).

27.2.	Allocation of Premiums

Premiums with respect to insurance placed by the Operator pursuant to Section 27.1(a), shall be allocated by the Operator between the Co-Owners in proportion to their respective Participation Percentages and constitute Costs for the purposes of this Agreement. With respect to any “blanket” policy maintained by an Affiliate of the Operator, the premiums allocated to the Waneta Assets will be determined based on the replacement value of the property insured, subject to applicable limits, in the case of property insurance, and the Operator’s good faith estimate of the relative exposure represented by the Waneta Assets in the context of the aggregate risk covered by such “blanket” insurance policy, in the case of “Comprehensive General Liability” or other coverages. If any Co-Owner disputes such allocation (including the Operator’s good faith estimate), the matter may be referred to an independent insurance broker or expert for determination and absent a mutually acceptable determination resulting therefrom, the Co-Owners may submit the matter for dispute resolution in accordance with Section 29.

27.3.	Delivery of Proposed Schedule and Related Documentation

On an annual basis, the Operator shall provide the Operating Committee with a proposed schedule of insurance coverage applicable to the Waneta Assets for the Operating Committee’s consideration as provided for in Section 6.6(a), setting forth in reasonable detail the nature and amounts of the proposed coverage as well as the premiums, limits, sublimits, deductibles and any material changes in policy language for each such insurance policy. Such schedule together with all other matters that are to be submitted to the

Operating Committee for approval pursuant to Section 6.6(a), shall be provided to the Operating Committee for review a reasonable period of time in advance so as to allow for proper consideration and, in the case of the Co-Owner that is not the Operator, consideration of its option to withdraw from such coverage pursuant to Section 27.6.

The Operator shall also on request from either Co-Owner, submit to such requesting Co-Owner evidence to the satisfaction of the requesting Co-Owner that such Co-Owner is included as an additional insured and first loss payee, as applicable, on all such insurance policies with respect to its Participation Percentage of the Waneta Assets and such other information and documentation pertaining to the insurance coverage of the Waneta Assets as such Co-Owner may reasonably request.

27.4.	Information and Notice of Cancellation

The Operator (and Teck, in the case of the insurance coverage referred to in Section 27.1(d)) shall provide to the Co-Owners in a timely manner such notices, statements and other information relating to insurance coverage to be maintained under Section 27.1 as would be provided to the Co-Owners if they were named insureds with respect to their respective Participation Percentages of the Waneta Assets and any interest held pursuant to their respective Security Documents under the relevant policies. Without limitation, the Operator (and Teck in the case of the insurance coverage referred to in Section 27.1(d)) shall provide the Co-Owners with at least 30 days notice of any cancellation of any insurance policy or portion thereof related to the Waneta Assets or required to be maintained pursuant to Section 27.1(d) and shall notify the Co-Owners of any negative material change in insurance coverage or amendment restricting coverage, for the Waneta Assets or of the insurance coverage contemplated by Section 27.1(d), as soon as it is made aware of such change or amendment.

27.5.	Claims Protocol

Subject to any required approval by the Operating Committee as set out in Section 6.6, the Operator shall provide full and timely disclosure to and consult with each of the Co-Owners in respect of any material damage to any of the Waneta Assets or any loss or claim in respect of any of the Waneta Assets (whether or not covered by insurance). Without limiting the foregoing, the Operator shall provide such information in this regard as BC Hydro may determine necessary to support an application by BC Hydro to the BCUC for approval to recover BC Hydro’s portion of any costs it may be required to incur as result of such damage, loss or claim.

The Operator acknowledges and agrees that the claims management process for insurance must be carried out with regard and deference to the stated view or position of each of the Co-Owners in respect of each such claim.

27.6.	Alternative Insurance
(a)

Notwithstanding the provisions of Sections 27.1 to 27.5, the Co-Owner that is not the Operator may at any time not less than 30 days prior to the annual insurance renewal date or at any other time mutually agreed between the Co-Owners, elect by written notice to the Operator, not to participate in whole or in part as an insured in the insurance to be obtained and maintained by the Operator under Section 27.1(a). In such event:
(i)

in the case of BC Hydro, BC Hydro shall be solely responsible for obtaining and maintaining insurance coverage over its Participation Interest in the Waneta Assets of the type and nature and to the same standard set forth in Section 27.1(a); and

(ii)

in the case of Teck, Teck shall be solely responsible for obtaining and maintaining insurance coverage over its Participation Interest in the Waneta Assets of the type and nature and to the same standard set forth in Section 27.1(a);

and the Operator shall, at such Co-Owner’s expense, provide such assistance and information with respect to the Waneta Assets as may reasonably be requested by such Co-Owner in connection with such Co-Owner’s efforts to procure such insurance including, without limitation, such underwriting information as may be required by such Co-Owner.

(b)

To the extent that a Co-Owner exercises its option to obtain separate insurance (in the case of either Co-Owner that is not the Operator), such Co-Owner shall not be responsible for payment of insurance premiums or deductibles related to the insurance obtained and/or maintained under Section 27.1(a) by the Operator from and after the next annual renewal date, other than in respect of retrospective adjustments to premiums in respect of the policy year in which such option was exercised and deductibles in respect of claims arising during a prior policy year (to the extent that such Co-Owner participated in such insurance in the prior policy year). The amounts of insurance required to be obtained and maintained by the Operator pursuant to Section 27.1(a) shall be reduced in proportion to the Participation Percentage of the Co-Owner electing to opt-out of such insurance coverage.

(c)

To the extent that a Co-Owner exercises its option to obtain separate insurance (in the case of either Co-Owner that is not the Operator), such Co-Owner and the Operator shall provide to each other upon the written request of the other and otherwise at least annually, proof and particulars (including the nature or scope of  coverage, premiums, deductibles, limits and sublimits) of the insurance coverage that it is required to obtain and maintain pursuant to this Section 27, and notice and particulars of the proposed purchase, termination, replacement or renewal of, or any material amendment to, the such insurance.

27.7.	Erosion of Insurance Coverage

If the Operator (or Teck in the case of the insurance coverage referred to in Section 27.1(d)) or any of their respective Affiliates, suffer or incur any loss or losses arising from, pertaining to, or in respect of, any of their respective assets or business other than the

Waneta Assets, which loss or losses, may decrease the available insurance coverage maintained by the Operator pursuant to Section 27.1 over the Waneta Assets or by Teck pursuant to Section 27.1(d), as applicable, as set forth in the most recent renewal (or any subsequent increase in coverage) for each such policy, the Operator or Teck, as applicable, shall forthwith reinstate such insurance coverage to the same levels as set forth in the most recent renewal (or any subsequent increase in coverage) for each such policy, at the Operator’s and Teck’s, as applicable, sole cost and expense. The Operator (or Teck in the case of the insurance coverage referred to in Section 27.1(d)) shall promptly notify the Co-Owners or BC Hydro, as applicable, of any such loss or losses.

27.8.	Insurance Proceeds
(a)

The insurance proceeds payable under any or all of the policies of insurance referred to in Section 27.1(a) shall, notwithstanding the terms of the policy or policies, be paid into the Segregated Insurance Account, which funds shall be allocated as a credit to the Co-Owner(s) on whose behalf they have been paid, in the Operations Account, shall be held in trust for and on behalf of such Co-Owner(s) and shall, unless the Co-Owners otherwise mutually agree, be utilized by the Operator only to:

(i)	pay Costs on behalf of such Co-Owner(s) associated with:
A.	the repair, reconstruction, rebuilding or replacement of the Waneta Asset; or
B.	third party claims,

for which the insurance proceeds were paid;or

(ii)	such payments as are contemplated by Section 28.1(b) of this Agreement or the applicable Security Documents.

In the case of such funds being used pursuant to Section 27.8(a)(ii), the amount of such payments shall be allocated as a debit to the paying Co-Owner in the Operations Account.

(b)

Any insurance proceeds payable in respect of the insurance referred to in Section 27.1(d) to the extent of amounts owing by Teck to BC Hydro as liquidated damages under this Agreement, shall be paid directly to BC Hydro.

(c)

If a Co-Owner elects to obtain its own insurance coverage pursuant to Section 27.6(a)(i) or 27.6(a)(ii) any insurance proceeds payable thereunder shall be paid into the Segregated Insurance Account for and on behalf of such Co-Owner, shall be allocated as a credit to such Co-Owner in the Operations Account and shall be held in trust by the Operator for and on behalf of such Co-Owner and shall, unless the Co-Owners otherwise mutually agree, be utilized by the Operator only to:

(i)	pay Costs on behalf of such Co-Owner(s) associated with:

A.	the repair, reconstruction, rebuilding or replacement of the Waneta Asset; or
B.	third party claims,

for which the insurance proceeds were paid;or

(ii)	such payments as are expressly contemplated by Section 28.1(b) of this Agreement or the applicable Security Documents.

In the case of such funds being used pursuant to Section 27.8(c)(ii), the amount of such payments shall be allocated as a debit to the paying Co-Owner in the Operations Account.

27.9.	Segregated Insurance Account

The Operator shall establish a segregated bank account into which all insurance proceeds from the insurance maintained pursuant to Sections 27.1(a), 27.6(a)(i) and 27.6(a)(ii) shall be paid (the “Segregated Insurance Account”). All funds while held in the Segregated Insurance Account shall continue to be secured by the Teck Security Documents or the BC Hydro Security Documents, as the case may be, but shall be deemed to be released from such security when properly paid out from such account as permitted pursuant to Sections 27.8(a) or 27.8(c). The Operator shall provide such information in respect of the Segregated Insurance Account to either Co-Owner as may be reasonably requested by such Co-Owner from time to time. Any interest earned on such Co-Owner’s funds may be transferred by the Operator to the Segregated Bank Account with the prior written agreement of the Co-Owners.

28.	OBLIGATIONS ON SUBSTANTIAL DAMAGE OR DESTRUCTION
28.1.	Decision to Repair/Rebuild Prior to January 1, 2036

In the event of substantial damage to or destruction of the Waneta Assets prior to January 1, 2036 that is expected to prevent it from generating for more than 18 months, the Operating Committee shall determine within 18 months of the damage or destruction whether to repair, reconstruct or rebuild the damaged or destroyed facilities pursuant to Section 6.8(a)(v).

(a)

If within the 18 month period, the Operating Committee unanimously approves the repair, reconstruction or rebuilding of the damaged or destroyed facilities, the Co-Owners shall proceed to complete such repair, reconstruction or rebuilding and all insurance proceeds held or subsequently received by the Operator in respect of such loss shall be applied towards the repair, reconstruction or rebuilding of the facilities. The decision to approve the repair, reconstruction or rebuilding of the damaged or destroyed facilities, shall not relieve or release Teck from its continuing obligation to pay liquidated damages or other amounts payable under this Agreement to BC Hydro and Teck shall provide security to BC Hydro that secures payment of such amounts, in such form and on such terms as are required by BC Hydro acting reasonably (which security may be in addition to the security granted by Teck to BC Hydro under the Teck Security Documents), and in the event that Teck fails to provide such security, BC Hydro may in its sole discretion exercise its rights under Section 24.3 (as modified by this Section 28.1) as if an Event of Default by Teck occurred and was continuing.

(b)

If within the 18 month period, the Operating Committee does not unanimously approve the repair, reconstruction or rebuilding of the damaged or destroyed facilities, the Operator shall give 90 days written notice of its intention to pay to the Co-Owners their respective share of any insurance proceeds received by the Operator. If within such 90 day period, BC Hydro provides notice to Teck of an Early Termination Date under Section 24.3 (in accordance with this Section 28.1) and to the Operator, the Operator shall continue to hold in the Segregated Insurance Account the insurance proceeds of Teck and the Operator shall upon receipt of BC Hydro’s notice to Teck specifying the amount of the Termination Payment owing, pay such proceeds to BC Hydro up to the amount of the Termination Payment. If the Operator does not receive any such notice of an Early Termination Date within the 90 day period, it shall forthwith pay to the Co-Owners their respective share of the insurance proceeds. In the case where no such notice has been provided by the Operator and BC Hydro provides notice to Teck of an Early Termination Date under Section 24.3 (in accordance with this Section 28.1) and to the Operator, the Operator shall continue to hold in the Segregated Insurance Account the insurance proceeds of Teck and the Operator shall upon receipt of BC Hydro’s notice to Teck specifying the amount of the Termination Payment owing, pay such proceeds to BC Hydro up to the amount of the Termination Payment. For certainty, such payment shall not preclude Teck from disputing the amount of the Termination Payment pursuant to Section 24.3. If through their respective representatives on the Operating Committee:

(i)

BC Hydro elects to approve the repair, reconstruction or rebuilding of the facilities and Teck does not also approve such decision, BC Hydro may in its sole discretion, exercise its rights under Section 24.3 (as modified by this Section 28.1) as if an Event of Default by Teck occurred and was continuing, provided that nothing herein shall release or relieve Teck from its obligation to pay liquidated damages or other amounts payable under this Agreement to BC Hydro and which are owing prior to the termination and liquidation contemplated by Section 24.3 (as modified by this Section 28.1);

(ii)	Teck elects to approve the repair, reconstruction or rebuilding of the facilities and BC Hydro does not also approve such decision, BC Hydro shall not exercise its rights under Section 24.3 (as modified by this Section 28.1) but Teck shall not be relieved of, or released from, its continuing obligation to pay liquidated damages or other amounts payable under this Agreement to BC Hydro and Teck shall provide security to BC Hydro that secures payment of such amounts, in such form and on such terms as are required by BC Hydro acting reasonably (which security may be in addition to the security granted by Teck to BC Hydro under the other Teck Security Documents), and in the event that Teck fails to provide such security, BC Hydro may in its sole discretion, exercise its rights under Section 24.3 (as modified by this Section 28.1) as if an Event of Default by Teck occurred and was continuing; or

(iii)

Both BC Hydro and Teck elect not to approve the repair, reconstruction or rebuilding of the facilities, BC Hydro may in its sole discretion, exercise its rights under Section 24.3 (as modified by this Section 28.1) as if an Event of Default by Teck occurred and was continuing, provided that nothing herein shall release or relieve Teck from its obligation to pay liquidated damages or other amounts payable under this Agreement to BC Hydro and which are owing prior to the termination and liquidation contemplated by Section 24.3 (as modified by this Section 28.1).

Where this Section 28.1 allows for BC Hydro to exercise its rights under Section 24.3 pursuant to this Section 28.1, Teck shall be considered to be the Defaulting Party and BC Hydro shall be considered the Non-Defaulting Party under Section 24.3 and in calculating the Settlement Amount thereunder, only the amounts set forth in Section 24.3(b)(i)A.I and 24.3(b)(i)C shall be included in the calculation. For greater certainty the amounts set forth in Sections 24.3(b)(i)A.II, 24.3(b)(i)B and 24.3(b)(ii) shall be excluded from the calculation. For greater certainty, nothing contained in this Section 28.1 shall prevent or limit BC Hydro from exercising any of its rights or remedies under this Agreement, including, without limitation, Section 24.3, or the Teck Security Documents where an actual Event of Default by Teck has occurred and is continuing.

28.2.	Deadlock on Decision to Repair/Rebuild From and After January 1, 2036

If prior to the later of January 1, 2036 and the date that is 18 months after substantial damage to or destruction of the Waneta Plant, the Operating Committee has not unanimously approved the repair, reconstruction or rebuilding of the Waneta Plant pursuant to Section 6.8(a)(v), either Co-Owner (the “Offeror”) may deliver to the other Co-Owner (the “Recipient”) an offer (the “Offer”) which shall specify an aggregate value (the “Value”) for the Waneta Assets expressed in Canadian dollars. In delivering the Offer, the Offeror shall be deemed to have agreed to sell its Participation Interest for a cash price equal to the Offeror’s Participation Percentage times the Value or to purchase the Recipient’s Participation Interest for a cash price equal to the Recipient’s Participation Percentage times the Value and, in each case, otherwise in accordance with the following provisions of this Section.

(a)

Within 120 days after receiving the Offer (the “Expiry Date”), the Recipient must, by written notice to the Offeror, either elect in a written notice to the Offeror to purchase the Offeror’s Participation Interest or to sell its Participation Interest to the Offeror, provided that if the Recipient does not so elect to purchase the Offeror’s Participation Interest or to sell its Participation Interest to the Offeror, in either case prior to the Expiry Date, the Recipient shall be deemed to have agreed to sell its Participation Interest to the Offeror.

(b)

If the Recipient so elects to sell its Participation Interest or is deemed, under Section 28.2(a), to have elected to sell its Participation Interest, the Recipient shall sell, and the Offeror shall purchase, all of the Recipient’s Participation Interest at the price equal to the Recipient’s Participation Percentage times the Value and on the terms of this Section 28.2.

(c)

If the Recipient elects to purchase the Participation Interest of the Offeror, the Recipient shall purchase, and the Offeror shall sell, the Offeror’s Participation Interest at the price equal to the Offeror’s Participation Percentage times the Value and on the terms of this Section 28.2.

(d)	The closing date of any such transaction shall be the 20th Business Day following the later of:
(i)

the receipt of all necessary regulatory approvals (including any approvals or acceptances from the BCUC that BC Hydro determines to be necessary or advisable) and all other necessary consents or approvals from Governmental Authorities and other third parties; and

(ii)	the completion by any Governmental Authority and BC Hydro of any steps necessary to maintain the honour of the Crown in the context of their respective obligations to First Nations,

but in no event later than 12 months after the Expiry Date, or such other date as the Offeror and the Recipient may agree (the “Shotgun Closing Date”).

(e)	The following additional rules shall apply to any purchase and sale pursuant to the provisions of this Section 28.2:
(i)	Closing shall take place at 11:00 a.m. on the Shotgun Closing Date at the registered office of the vendor, unless the vendor and the purchaser otherwise agree.
(ii)

At the closing the purchaser shall pay to the vendor the purchase price by certified cheque, bank draft drawn on a Canadian chartered bank or wire transfer, less any statutory withholdings required to be withheld by the purchaser.

(iii)

The acceptance by the vendor of payment for its Participation Interest being purchased and sold shall constitute a representation and warranty by the vendor that the vendor has good and marketable title to its Participation Interest, free and clear of all Liens.

(iv)

At the closing on the Shotgun Closing Date, the vendor shall deliver to the purchaser all such documents, instruments and releases and shall do all such acts and things as the purchaser may reasonably request whether before or after completion of the transaction, to vest title to the vendor’s Participation Interest in the purchaser.

(v)

The vendor shall be responsible for all of its obligations and liabilities relating to the period prior to the closing, regardless of whether such liabilities arise before or after closing. If, at the time of the closing, the vendor is liable or responsible for any of the debts, liabilities or obligations of the Co-Owners to third parties that are to be incurred after the closing pertaining to Operations which pursuant to this Agreement are to be borne by each Co-Owner in proportion to its Participation Percentage, the purchaser shall use reasonable efforts to cause such Co-Owner to be released from such debts, liabilities or obligations at or before the time of the closing and, if such release cannot be obtained, the purchaser shall execute and deliver in favour of the vendor an indemnity, in form and substance satisfactory to the vendor acting reasonably, whereby the purchaser indemnifies and saves harmless the vendor from such post-closing debts, liabilities and obligations. For certainty, any debts, liabilities or obligations of a Co-Owner which, under the terms of this Agreement, the Co-Owner is solely responsible for or which by the terms of this Agreement survive the termination of this Agreement, are not subject to this Section 28.2(e)(v).

29.	DISPUTE RESOLUTION
29.1.	Arbitration
(a)

Except for disputes specifically required to be resolved pursuant to any other provision of this Agreement, if any dispute or disagreement of any kind arises at any time with respect to this Agreement (or a document or instrument to be executed and delivered pursuant to this Agreement), its interpretation or application, its performance by the Parties, or in respect of any defined legal relationship associated therewith or derived therefrom (a “Dispute”), the Parties agree that good faith negotiations shall take place between the Parties with the objective of resolving such Dispute. If such good faith negotiations have not resolved the Dispute within a period of 10 Business Days, the Dispute shall be referred to the Parties’ respective Presidents or their designates who shall attempt in good faith to resolve such Dispute.

(b)

If within the next following 10 Business Days the Dispute shall not have been resolved to the satisfaction of the Parties, any Party may refer the dispute to final and binding arbitration. Disputes referred to final and binding arbitration pursuant to this Agreement shall be arbitrated in accordance with the Commercial Arbitration Act of British Columbia in accordance with the following procedures:

(i)

the arbitration shall be conducted by a single arbitrator appointed by mutual agreement of the Parties or in the event of failure to reach agreement within 15 days, any Party may apply to a judge of the British Columbia Supreme Court to appoint an arbitrator;

(ii)	the arbitrator shall be qualified by education, training and experience to pass upon the matter to be decided;
(iii)	the arbitrator shall be instructed that time shall be of the essence in proceeding with the determination of the dispute;
(iv)	the arbitration shall be conducted in Vancouver, British Columbia; and
(v)

the arbitration decision shall be in writing and shall be final and binding upon the Parties, not subject to any appeal except as provided below and shall deal with the question of costs of arbitration.

(c)	The Parties agree that good faith negotiations and arbitration shall all be without recourse to the courts and that the award of the arbitrator shall be final and binding, except that:
(i)	any Party may appeal an arbitration award to the courts of the Province of British Columbia on a question of law; and
(ii)	any Party may apply to a court of competent jurisdiction:
A.	for an interim measure of protection; or
B.	for any order for equitable relief which the arbitrator does not have the jurisdiction to provide.
(d)

Notwithstanding that arbitration proceedings may have been commenced or that resolution of a Dispute is being negotiated, the Co-Owners shall continue to pay all their respective share of the Costs, including, without limitation, all amounts which are the subject of Dispute, until the Dispute is finally determined.

30.	CONFIDENTIALITY
30.1.	General

Subject to Section 30.2, all information obtained in connection with the performance of this Agreement shall be the exclusive property of the Co-Owners and shall not be disclosed to any third party or the public without the prior written consent of the other Co-Owner, which consent shall not be unreasonably withheld. Whenever practical, any announcements, press releases, or public statements shall be issued jointly by the Co-Owners. Each Co-Owner agrees to promptly review any proposed request for disclosure or press release made by another Co-Owner.

30.2.	Exceptions

The consent required by Section 30.1 shall not apply to a disclosure:

(a)	to the Manager, or an Affiliate, consultant, contractor or subcontractor, banker, insurance broker, surety or other representative that has a bona fide need to be informed;
(b)	to any third party to whom the disclosing Party contemplates a Transfer of all of its Participation Interest pursuant to this Agreement; or
(c)	to a Governmental Authority or to the public which the disclosing Party believes in good faith is required by Applicable Laws; or
(d)	to a Governmental Authority in the case of BC Hydro, where BC Hydro determines it is advisable in respect of its operations as a regulated public utility.

The text of any public announcements or statements including news releases which a Party intends to make pursuant to this Section 30 shall be made available to the other Party prior to publication and such other Party shall have the right to make suggestions for changes therein. Unless required by Applicable Law, a Governmental Authority or the rules of any applicable stock exchange, if a Party is identified in such public announcement or statement, it shall not be released without the consent of such Party (such consent not to be unreasonably withheld where required by a Governmental Authority or the rules of any applicable stock exchange). As to any disclosure pursuant to Section 30.2(a) or 30.2(b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and in the case of any disclosure pursuant to Section 30.2(b) such third party shall first agree in writing in favour of the disclosing Party to protect the confidential information from further disclosure to the same extent as the Parties are obligated under this Section 30.

30.3.	Duration of Confidentiality

The provisions of this Section 30 shall apply during the term of this Agreement and shall continue to apply to any Party who Transfers all or any part of its Participation Interest, for two years following the date of such occurrence.

30.4.	Exclusions from Confidentiality Restriction

Confidential information shall not include the following:

(a)	information that, at the time of disclosure, is in the public domain;
(b)	information that, after disclosure, is published or otherwise becomes part of the public domain through no fault of the recipient;
(c)	information that the recipient can show already was in the possession of the recipient at the time of disclosure; or
(d)	information that the recipient can show was received by it after the time of disclosure, from a third party who was under no obligation of confidence to the disclosing Party at the time of disclosure.

31.	LIABILITY AND INDEMNITIES
31.1.	Indemnification by Operator
(a)

The Operator shall indemnify and save the Co-Owners harmless from and against all Liabilities which may be brought, made against, suffered or incurred by the Co-Owners or either of them as a result of or arising, directly or indirectly, from, out of, with respect to or in connection with:

(i)	the negligence or wilful misconduct of the Operator in connection with the performance or non-performance of its duties; and/or
(ii)	the negligence or wilful misconduct of the Manager (to the extent that the Manager is liable to the Operator).
(b)

The Parties agree that the taking of any action by the Operator in accordance with the express instructions issued by unanimous resolution of the Operating Committee or in accordance with a decision of the Third Party Referee, shall not in and of itself, constitute negligence or wilful misconduct on the part of the Operator, provided that the foregoing shall not excuse the Operator from its obligation to indemnify the Co-Owners pursuant to Section 31.1(a), if in taking any such action, the Operator was in fact negligent or acted negligently or acted with wilful misconduct.

31.2.	Indemnification of Operator

Where the Operator is a Co-Owner, each Co-Owner shall indemnify, on a several basis in proportion to its Participation Percentage, the Operator harmless from and against all Liabilities which may be brought, made against, suffered or incurred by the Operator (solely in its capacity as, and as a consequence of being, the Operator and not in its capacity as, or as a consequence of being, a Co-Owner) as a result of or arising, directly or indirectly, from, out of, with respect to or in connection with the Waneta Assets or the performance of its duties or both, except to the extent to which the Operator is responsible therefor as contemplated in Section 31.1.

31.3.	Mutual Indemnification

Each Co-Owner agrees with the other Co-Owner that except as expressly provided for elsewhere in this Agreement and except as the Co-Owners have otherwise agreed under the terms of the Asset Purchase Agreement:

(a)

each Co-Owner shall be responsible for all Liabilities arising from or incurred in connection with the Waneta Assets whether present or future in proportion to its Participation Percentage at the time such Liabilities were incurred except for those Liabilities which pursuant to the terms of this Agreement are to be borne by each Co-Owner in some proportion other than in proportion to its Participation Percentage, in which case each Co-Owner agrees to be responsible for those Liabilities in such proportion;

(b)

each Co-Owner shall at all times indemnify and save harmless the other Co-Owner from any and all Liabilities to the extent that the portion of such Liabilities paid or incurred by the other Co-Owner exceeds the proportion of such Liabilities for which the other Co-Owner is responsible for pursuant to Section 31.3(a) and shall, forthwith on demand, reimburse the other Co-Owner with respect to such excess;

(c)

each Co-Owner shall at all times indemnify and save harmless the other Co-Owner from any and all Liabilities suffered or incurred by the other Co-Owner arising from or incurred in connection with the failure by the indemnifying Co-Owner to pay any amount owing by it whether to the Operator, the other Co-Owner or otherwise, from time to time under this Agreement; and

(d)

each Co-Owner shall at all times be responsible for and indemnify and save harmless the other Co-Owner from any and all Liabilities arising out of the Co-Owner’s separate debts, liabilities, obligations, duties and agreements, whether present or future, including, without limitation, any and all Taxes that may be payable by such Co-Owner or required to be collected by the other Co-Owner from such Co-Owner and remitted by the other Co-Owner (including income taxes, goods and service taxes, social service taxes, property taxes), and Water Rental Fees.

31.4.	Excluded Waneta Equipment

Teck agrees to be responsible for the Excluded Waneta Equipment and for all Liabilities arising from or incurred in connection with the Excluded Waneta Equipment whether present or future and shall at all times indemnify and save harmless BC Hydro from any and all Liabilities which may be brought, made against, suffered or incurred by BC Hydro as a result of or arising, directly or indirectly, from, out of, with respect to or in connection with the Excluded Waneta Equipment including the release, discharge, emission or escape of any Environmental Contaminants from any of the Excluded Waneta Equipment at, on, in, or under any of the Waneta Assets, except to the extent arising from or in connection with: (i) the operation of the Excluded Waneta Equipment by or at the direction of BC Hydro or any Receiver appointed pursuant to the Teck Security Documents; and (ii) the operation of any of the Excluded Waneta Equipment owned by Teck from and after the date on which Teck sells its interest therein to a third party purchaser who (A) concurrently purchases Teck’s Participation Interest in accordance with the terms of this Agreement, or (B) has equivalent creditworthiness of Teck, and who has agreed with BC Hydro to assume Teck’s responsibilities under this Section 31.4 and provide an indemnity in favour of BC Hydro on the same terms as set forth in this Section 31.4. The provisions of this Section 31.4 and the Parties’ rights and obligations thereunder shall survive the termination of this Agreement.

31.5.	Water Use Planning

BC Hydro shall compensate Teck for any losses to Teck’s Entitlement Capacity and/or Teck’s Entitlement Energy if the capacity or energy from the Waneta Plant is reduced by changes to the Waneta Plant water licences or by changes to the water flow regime at the

Waneta Plant that result from a water use planning process, or analogous regulatory constraint, with respect to the Waneta Plant, where such changes are agreed to by BC Hydro, but not Teck (prior to the termination of this Agreement), or are imposed on Teck or the Waneta Plant because BC Hydro (as opposed to any other Person that is not a Crown corporation or a regulated utility) is an owner of an interest in the Waneta Plant. For greater certainty, if reductions to Teck’s Entitlement Capacity and/or Teck’s Entitlement Energy result from:

(a)	a water use planning process or regulatory constraint with respect to BC Hydro’s Seven Mile Dam or upstream facilities in the United States of America;
(b)	a water use planning process or regulatory constraint that would have applied to Teck or the Waneta Plant, if owned 100% by Teck, or jointly by Teck and a non-crown entity; or
(c)	an Environmental Management Plan or a plan resulting from a water use planning process approved by the Operating Committee or imposed on the Parties pursuant to this Agreement,

then in each such case compensation under this Section 31.5 shall not apply. The provisions of this Section 31.5 and the Parties’ rights and obligations under this Section 31.5 shall survive the termination of this Agreement. If a subsequent water use planning process or regulatory constraint occurs (including one referred to in (a), (b) or (c) above) that, if it had occurred immediately prior to BC Hydro becoming obligated to compensate Teck, would have resulted in losses to Teck’s Entitlement Capacity or Teck’s Entitlement Energy without compensation under this Section 31.5, then the compensation obligation shall terminate, to the extent of the losses that would have resulted from the subsequent water use planning process or regulatory constraint.

31.6.	Remediation Covenant

Teck shall, at its own expense, undertake or perform in respect of the Real Properties (as that term is defined in the Asset Purchase Agreement) such investigations, studies, remediation activities and any other obligations or actions as it shall be required to undertake in connection with its current wide area site process, including any wide area remediation plan (as that term is defined in the Contaminated Sites Regulation) or any other similar settlement, remediation plan or like arrangement in substitution thereof with respect to Environmental Contaminants, or where no such remediation plan or similar settlement, plan or arrangement applies to any or all of the Real Properties but such remediation plan or similar settlement, plan or arrangement applies to Teck in respect of other real property in the Trail, British Columbia area, then Teck shall, at its own expense, undertake or perform, in respect of the Real Properties, or parts thereof (as applicable), to which such remediation plan or similar settlement, plan or arrangement does not apply, such investigations, studies, remediation activities and any other obligations or actions as it shall be required to undertake for comparably contaminated real properties to which the remediation plan or similar settlement, plan or arrangement does apply. In either case, BC Hydro shall not be responsible for remediation of any Environmental Contaminants on the

Real Properties to the extent that such Environmental Contaminants are being managed or are proposed to be managed in accordance with such wide area remediation plan or such similar settlement, plan or arrangement applicable to the Real Properties pursuant to this Section 31.6.

In the event of a Transfer by Teck of all or any part of its Participation Interest, such obligations shall not be assumed by the Transferee, and Teck shall continue to be responsible for and shall not be relieved or discharged from any of its obligations or liabilities under this Section 31.6, and BC Hydro and the Transferee may continue to look to Teck for the performance thereof. The provisions of this Section 31.6 and the Parties’ rights and obligations thereunder shall survive the termination of this Agreement.

31.7.	No Consequential Damages

Notwithstanding anything to the contrary in this Agreement, no Co-Owner (including a Co-Owner acting as Operator) shall be liable to another for indirect or consequential damages, except to the extent that the payments specifically required to be made pursuant to this Agreement are, or could be, deemed to be such damages.

32.	GENERAL PROVISIONS
32.1.	Third Party Claims

Notwithstanding any other provision of this Agreement:

(a)

Subject to receipt of approval of the Operating Committee if required by Section 6.6(d)(ii) or 6.8(a)(viii), if any legal action or proceeding is commenced by a third party against the Operator (in such capacity), the Operator may negotiate, compromise or settle such legal action or proceeding, provided that the Operator (in such capacity) shall not effect any such compromise or settlement and shall not consent to the entry of any judgment with respect to any such legal action or proceeding, if such compromise, settlement or judgment includes an express statement as to, or an admission of, fault, culpability or failure to act of or by either Co-Owner, unless the Operator has obtained the prior written consent of such referenced Co-Owner(s).

(b)

Subject to receipt of unanimous approval of the Operating Committee if required by Section 6.8(a)(viii), if any legal action or proceeding is commenced by a third party against one or both Co-Owners (in such capacity), relating to Operations or the Waneta Assets, either Co-Owner may negotiate, compromise or settle such legal action or proceeding, provided that neither Co-Owner shall effect such compromise or settlement and shall not consent to the entry of any judgment with respect to any such legal action or proceeding, if such settlement, compromise or judgment includes an express statement as to, or an admission of, fault, culpability or failure to act of or by either Co-Owner, unless such Co-Owner has obtained the prior written consent of the other Co-Owner.

(c)

Nothing in this Agreement shall be interpreted to limit the rights of either Co-Owner in its capacity as a party to any agreement with any Person (including the other Co-Owner or Operator) to bring, prosecute, enforce, negotiate, defend, compromise or settle any claim or litigation, or to otherwise exercise any of its rights under or in connection with any such agreement, including but not limited to, this Agreement (subject to Section 29); provided however, that to the extent that a Co-Owner (in such capacity) seeks to take any such action against a third party relating to Operations, such action shall be subject to the approval of the Operating Committee if and to the extent provided in Sections 6.6(d) or 6.8(a)(vii) or 6.8(a)(viii), as applicable.

32.2.	Notices

Any notice required or permitted to be given under this Agreement shall unless otherwise specified in an Operating Procedure, be in writing and delivered (by courier or by hand) or sent by postage prepaid mail or facsimile and addressed to the Parties as follows:

If to BC Hydro:

British Columbia Hydro and Power Authority

18th Floor, 333 Dunsmuir Street

Vancouver, BC V6B 5R3

Attention:	Senior VP, Engineering, Aboriginal Relations
and Generation, BC Hydro
Fax:	604 623-4155

and to:

British Columbia Hydro and Power Authority

18th Floor, 333 Dunsmuir Street

Vancouver, BC V6B 5R3

Attention:	Director, Generation Resource Management
Fax:	604 528-1530

with a copy to:

Lawson Lundell LLP

1600 Cathedral Place

925 West Georgia Street

Vancouver, BC V6C 3L2

Attention:	Gordon Craig
Fax:	604 694-2933

If to Teck:

Teck Metals Ltd.

3300 - 550 Burrard Street

Vancouver, B.C. V6C 0B3

Attention:	Corporate Secretary

Facsimile No.: (604) 699-4729

with a copy to:

Teck Metals Ltd.

25 Aldridge Avenue

PO Box 1000

Trail, B.C. V1R 4L8

Attention: Manager, Energy

Facsimile No.: (250) 364-4144

Attention: Counsel at Trail

Facsimile No.: (250) 364-4144

with a copy to:

Fasken Martineau DuMoulin LLP

2900 - 550 Burrard Street

Vancouver, B.C. V6C 0A3

Attention:	Ron Ezekiel

Facsimile No.: (604) 631-3232

or at such other address, or facsimile number as either Party may specify in writing to the other. Any such notice, request, demand or communication shall be deemed to be given and received on the day of delivery or transmittal if delivered or sent by facsimile (so long as such delivery or transmittal was carried out prior to 5:00 p.m. local time in the place of receipt on a Business Day, failing which such notice shall be deemed to have been given and received on the next Business Day), or on the third Business Day after the day of mailing thereof if sent by mail. In the event of any disruption of mail services, all notices, requests, demands and communications shall be delivered or sent by facsimile rather than mailed.

32.3.	Reliance on Specified Index or Indices

In the event that any provision of this Agreement relies on a specified index to determine or calculate the applicable price or rate pursuant to such provision, and such index ceases to exist or otherwise is no longer published or available to a Party (provided the Party subscribes to receive such index, where subscription is required) or in the case of the ICE

Index or any replacement thereof, a Party provides notice in writing to the other Party of its view that such index is no longer the most generally accepted and used by market participants for daily pre-scheduled transactions in the Mid-Columbia region of the United States of America or is no longer appropriate for the kind of product represented by Waneta generation, then the applicable index shall be such index that most closely applies to the provision and approximates the specified index (considering applicable factors and the intent of the Parties, including in the case of the ICE Index, such factors as delivery point, firmness of electricity, time of day and general acceptance and use of such index by market participants), or such other index as the Parties may agree. If the Parties are unable to so agree within 30 days after the specified index ceases to exist or is no longer published or available to a Party or the foregoing notice is given, either Party may refer the matter to dispute resolution pursuant to Section 29. An arbitrator appointed under Section 29 is authorized and directed to select a substitute index based on the foregoing criteria. In the case of the ICE Index or a replacement index, pending agreement on or determination of the substitute index, the Party entitled to be paid based on the index shall specify an interim index or pricing method, acting reasonably, and amounts so paid based on such interim index or pricing method shall be adjusted retroactively to the date the index ceased to exist or be published or available or, in the case of the ICE Index or replacement, the date the Party provided the notice in writing referred to above.

32.4.	Partition

Each of the Co-Owners waives, during the currency of this Agreement, any right to partition the Waneta Assets or any part thereof and no Co-Owner shall seek or be entitled to partition the Waneta Assets whether by way of physical partition, judicial sale or otherwise during the currency of this Agreement.

32.5.	Modification

No modification of this Agreement shall be valid unless made in writing and duly executed by the Parties.

32.6.	Waiver

The failure of a Co-Owner to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that Co-Owner’s right thereafter to enforce any provision or exercise any right.

32.7.	Interpretation and Severability

In the event that any condition, covenant or other provision of this Agreement is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement and shall in no way affect any other condition, covenant or other provision of this Agreement. If such condition, covenant or other provision shall be deemed invalid due to its scope or breadth, such condition, covenant or other provision shall be deemed valid to the extent of the scope or breadth permitted by Applicable Law.

32.8.	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein.

32.9.	Asset Purchase Agreement

Nothing in this Agreement, express or implied, shall be construed or relied upon by any Party in such a manner as to adversely affect, impair or prejudice, in any manner, any of the rights, powers, remedies and obligations of the Parties pursuant to the Asset Purchase Agreement.

32.10.	Further Assurances

Each of the Parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

32.11.	Survival of Terms and Conditions

On the termination of this Agreement:

(a)

the rights, obligations and liabilities of each Party under this Agreement incurred or accrued prior to the termination of this Agreement or related to the period prior to the termination of this Agreement, whether arising before or after termination, including, without limitation, rights, obligations and liabilities resulting from its breach or default under this Agreement prior to its termination and any obligation under this Agreement to pay interest on amounts owing prior to, and remaining unpaid following, termination;

(b)	the rights, obligations and liabilities of each Party resulting from the termination of this Agreement; and
(c)	the terms and provisions of this Agreement which are stated herein to survive the termination of the Agreement or which by necessary implication, survive the termination of this Agreement,

shall continue and survive the termination of this Agreement and those other terms and provisions of this Agreement that are necessary for the interpretation and enforcement of any of the foregoing shall also continue and survive the termination.

32.12.	Enurement

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

32.13.	No Third Party Beneficiaries

Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or to give any Person, other than the Parties and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

32.14.	No Obligation to Serve

Teck acknowledges and agrees that none of this Agreement, the CPA or any Replacement CPA or the Surplus Power Rights Agreement creates any obligation on the part of BC Hydro to serve Teck’s Industrial Load.

32.15.	Waneta Reserve

Teck shall support any application by BC Hydro to seek amendment to, or replacement of, the Waneta Reserve to include BC Hydro as a person to whom water licences on the Pend D’Oreille River may be issued in respect of its Participation Percentage of the Waneta Plant, including any upgrades.

32.16.	Consideration

In addition to the good and valuable consideration passed between the Parties in entering into this Agreement, the receipt and sufficiency of which each of the Parties acknowledges, in any instance under this Agreement where BC Hydro or Teck has granted to the other an option or right of first offer or similar right, the Parties acknowledge and agree that each such grant has been made for $1.00 now paid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the grantor thereof.

[Remainder of page intentionally left blank.]

32.17.	Counterparts

This Agreement may be executed in any number of original counterparts, with the same effect as if all the Parties had signed the same document, and shall become effective when one or more counterparts have been signed by all of the Parties and delivered to each of the other Parties. All counterparts shall be construed together and evidence only one agreement, which, notwithstanding the dates of execution of any counterparts, shall be deemed to be dated the reference date set out above.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

BRITISH COLUMBIA HYDRO AND POWER AUTHORITY

By	“Beverly Van Ruyven”

Its	Acting President & Chief Executive Officer

TECK METALS LTD.
By	“Peter C. Rozee”
Its	Senior Vice President, Commercial Affairs

SCHEDULE A

ACCOUNTING PROCEDURE

1.	INTERPRETATION
1.01

Definitions - In this Schedule, capitalized terms not otherwise defined have the meanings ascribed to those terms in the Agreement and the following words, phrases and expressions have the following meanings:

(a)	"Agreement" means the Agreement to which this Accounting Procedure is attached as Schedule A.
(b)	"Employees" means those employees of the Operator who are assigned to and directly engaged in the conduct of Operations, whether on a full-time or part-time basis.
(c)	"Employee Benefits" means:

(i)       The Operator's cost of holiday, vacation, sickness and disability benefits paid to Employees applicable to the salaries and wages of the Employees chargeable under Section 2.01(b)(i). Such costs may be charged on an “as and when paid basis” or as a “percentage assessment” on the amount of salaries and wages on a basis consistent with the Operator’s cost experience. In determining the cost experience of a benefit plan, any dividends or refunds received that are applicable to insurance or annuity policies shall be used to reduce the cost of such policies.

(ii)      The Operator's actual cost of established plans for employees’ group life insurance, hospitalization, pension, retirement, and other benefit plans of a like nature maintained for the benefit of Employees, as the case may be, applicable to salaries and wages of the Employees chargeable under Section 2.01(b)(i).

(d)	"Government Contributions" means the costs or contributions made by the Operator pursuant to assessments imposed by Governmental Authority

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which are applicable to the salaries or wages of Employees chargeable under Section 2.01(b)(i).
(e)	"Operations Account" means the books of account maintained by the Operator to record all Costs, credits and other transactions arising out of or in connection with Operations.
(f)	"Material" means the personal property, equipment and supplies acquired by the Operator in accordance with the Agreement for use in Operations.
(g)

"Reasonable Expenses" means the reasonable out-of–pocket expenses of Employees incurred directly in connection with Operations for which those Employees may be reimbursed under the Operator's usual expense account practice.

2.	DIRECT CHARGES
2.01	The Operator shall charge the Operations Account (and allocate such charges as between the Co-Owners as provided for in the Agreement) with the following items:
(a)

Contractors’ Charges: All costs incurred in connection with Operations under contracts entered into by the Operator with third parties, including costs billed by the Manager and other contract services and utilities procured from other third parties.

(b)	Labour Charges:
(i)

The salaries and wages of Employees in an amount calculated by taking the full salary or wage paid to each Employee (including performance based bonuses paid to such Employees up to but not exceeding 20% of the Employee’s actual base salary or wages but excluding any stock options or other stock-based compensation or other additional compensation over and above base salary and wages) multiplied by a percentage reflecting that portion of the Employee's time over the course of a year during which the

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Employee is directly engaged in the conduct of Operations (as is reasonably and equitably determined from time to time);
(ii)	The Reasonable Expenses of the Employees;
(iii)	Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Operations Account in respect of their salaries and wages; and
(iv)	A mark-up of 10% on salaries and wages of Employees charged pursuant to Section 2.01(b)(i) above, to cover office overheads;

provided that no charge shall be made in respect of Employees who are officers or directors of the Operator or in respect of Employees who are undertaking any activity on behalf of a Co-Owner (as Co-Owner and not as Operator) including acting as a representative of a Co-Owner on the Operating Committee.

(c)	Material: The cost of Material purchased or furnished by the Operator for use in Operations as provided under section 3 of this Schedule A.
(d)	Transportation Charges: The cost of transporting Employees and Material necessary for Operations.
(e)	Equipment and Facilities Furnished by Operator: The cost of the use and service of equipment and facilities furnished by the Operator as provided in subsection 3.03 of this Schedule A.
(f)

Damages and Losses to Waneta Assets: All costs incurred for the repair or replacement of Waneta Assets made necessary because of damages or losses incurred by fire, flood, storm, theft, accident or other cause.

(g)	Legal Expense: All costs of handling, investigating and settling litigation or protecting or recovering Waneta Assets, to the extent that the Operator

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is authorized to conduct such litigation under the Agreement, including, without limiting the generality of the foregoing, attorney's fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims; provided, however, that, unless otherwise unanimously approved in advance by the Operating Committee, no charge shall be made for the services of the Operator's legal staff.

(h)

Taxes: All taxes, duties or assessments of every kind and nature (except income taxes and property taxes) assessed or levied upon or in connection with the Waneta Assets or Operations, which have been paid by the Operator for the benefit of the Co-Owners (excluding for certainty, property taxes and Water Rental Fees).

(i)

Insurance: Net premiums for policies of insurance maintained in connection with Operations by the Operator on behalf of the Co-Owners as contemplated by Section 27 of the Agreement and the applicable deductibles in event of a loss insured thereunder.

(j)

Permits and Organization Fees: Costs, fees and other similar charges assessed in connection with the Governmental Authorizations and the FERC License, and any fees or dues paid to industry organizations in respect of the Waneta Assets or Operations paid by the Operator, but excluding any such fees or dues that either Co-Owner otherwise pays directly on behalf of itself.

(k)

Other Expenditures: Such other direct costs and expenses which are described in the foregoing provisions of this subsection 2.01 of this Schedule A as are incurred in accordance with approved Budgets or as are otherwise contemplated in the Agreement to be incurred by the Operator for the necessary and proper conduct of Operations but excluding all costs

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and expenses which by the terms of the Agreement are to be borne by the Operator only.
3.	PURCHASE OF MATERIAL AND SERVICES
3.01	Materials purchased and services procured by the Operator directly for Operations shall be charged to the Operations Account at the price paid by the Operator less all discounts actually received.
3.02

Any Material or services provided by a Co-Owner or an Affiliate of the Operator are to be on terms competitive with terms available from arms length third parties for Material or services of like quality and quantity. Any purchase of such Material or services over $100,000 shall be subject to unanimous approval of the Operating Committee.

3.03

The Operator shall be entitled to supply for use in connection with Operations, equipment and facilities which are owned by the Operator provided that the charges for such use shall be on terms competitive with terms available from arms length third parties for the use of equipment and facilities of like quality and quantity. Any charge for the use of equipment or services over $10,000 in any one month shall be subject to unanimous approval of the Operating Committee.

4.	DISPOSAL OF MATERIAL
4.01

The Operator, with the approval of the Operating Committee, may sell any Material which has become surplus to the foreseeable needs of Operations for the best price and upon the most favourable terms and conditions available.

4.02

Any Co-Owner may purchase from the Operator any Material which may become surplus to the foreseeable needs of Operations on terms competitive with terms available from arms length third parties for Material of like quality and quantity. Any sale of such Material over $100,000 shall be subject to unanimous approval of the Operating Committee.

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5.	CREDITS

The Operator shall credit the Operations Account (and allocate such credits as between the Co-Owners as provided for in the Agreement) with revenues received by the Operator for the benefit of the Co-Owners including, for example:

5.01	net revenues received from the sale of any Material to third parties or to a Co-Owner;
5.02	rentals received, refunds or transportation claims, rebates, and other credits pertaining to Operations;
5.03	refunds for defective equipment when the Operator receives the corresponding payments from the manufacturers or agents; and
5.04	any other credits for materials recovery or from other sources which correspond to the Operations Account.

SCHEDULE B

POWERS OF ATTORNEY

(See Attached)

[Form of Power of Attorney for BC Hydro or its Transferee

in Favour of Teck or its Transferee]

LIMITED POWER OF ATTORNEY

WHEREAS the undersigned and Teck Metals Ltd. (“Teck”) are parties to a Co-Ownership and Operating Agreement dated as of March _____, 2010 (the “Co-Ownership and Operating Agreement”) pursuant to which the undersigned has agreed to grant this Limited Power of Attorney to Teck;

NOW THEREFORE, for good and valuable consideration, the undersigned does hereby irrevocably make, constitute and appoint Teck as the true and lawful attorney and agent of the undersigned with full power and authority to act in the undersigned’s place and stead to execute and deliver on behalf and in the name of the undersigned all notices, instruments and other documents pursuant to Section 6.7 or 6.8 of Schedule A to the First Amended and Restated 2005 Canal Plant Agreement dated March ___, 2010 between the undersigned, FortisBC Inc., Teck, Brilliant Power Corporation, Brilliant Expansion Power Corporation and Waneta Expansion Power Corporation, as may be amended, modified or restated from time to time (the “CPA”) to:

(a)	specify Teck’s Entitlement Capacity and/or Teck’s Entitlement Energy, as applicable;
(b)	change the Capacity Entitlement Adjustments factors and/or Energy Entitlement Adjustments factors set forth in Table 10 of the CPA, as applicable;
(c)

change the procedure for determining the amount of MW on Outage to be used in determining from Table 10 of the CPA either the Capacity Entitlement Adjustments factors or Energy Entitlement Adjustments factors set forth in Table 10 of the CPA, as applicable.

in the manner contemplated by the Co-Ownership and Operating Agreement, if:

(d)

at the time of any adjustment pursuant to Section 14.4, 14.6, 14.8, 24.2(b) or 24.3 of the Co-Ownership and Operating Agreement (or required revision of procedure pursuant to Section 14.6(a) of the Co-Ownership and Operating Agreement) the undersigned fails to provide written notice pursuant to Section 6.7 or 6.8 of Schedule A of the CPA, as applicable, upon demand from Teck, or is otherwise a Defaulting Party; or

(e)

pursuant to any other provision of the Co-Ownership and Operating Agreement which requires the undersigned and Teck to provide written notice pursuant to Section 6.7 or 6.8 of Schedule A of the CPA, the undersigned has failed to provide such notice on demand from Teck or is otherwise a Defaulting Party.

Such appointment, being coupled with an interest, shall be irrevocable by the undersigned, extend to and be binding upon the successors of the undersigned and the permitted assigns of the undersigned’s Participation Interest and shall not be revoked by the insolvency or bankruptcy of

2

the undersigned and the undersigned agrees to ratify and confirm all that Teck may do or cause to be done pursuant to the foregoing.

The undersigned hereby agrees to be bound by any act of Teck and any successor thereto, while acting in good faith pursuant to this Limited Power of Attorney, and the undersigned hereby waives any and all defences that may be available to the undersigned, to contest, negate or disaffirm the action of Teck and any successor thereto taken in good faith in accordance with the terms of this Limited Power of Attorney.

Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed thereto in the Co-Ownership and Operating Agreement.

This Limited Power of Attorney will be governed by and construed in accordance with the laws of the Province of British Columbia and those of Canada applicable therein.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Limited Power of Attorney under seal as of the ____ day of March, 2010.

THE COMMON SEAL of BRITISH COLUMIA HYDRO AND POWER AUTHORITY was hereunto affixed in the presence of:	) ) ) ) )
)
Authorized Signatory	) )	c/s

[Form of Power of Attorney for Teck or its Transferee

in Favour of BC Hydro or its Transferee]

LIMITED POWER OF ATTORNEY

WHEREAS the undersigned and British Columbia Hydro and Power Authority (“BC Hydro”) are parties to a Co-Ownership and Operating Agreement dated as of March ____, 2010 (the “Co-Ownership and Operating Agreement”) pursuant to which the undersigned has agreed to grant this Limited Power of Attorney to BC Hydro;

NOW THEREFORE, for good and valuable consideration, the undersigned does hereby irrevocably make, constitute and appoint BC Hydro as the true and lawful attorney and agent of the undersigned with full power and authority to act in the undersigned’s place and stead to:

1.

Execute and deliver on behalf and in the name of the undersigned all notices, instruments and other documents pursuant to Section 6.7 or 6.8 of Schedule A to the First Amended and Restated 2005 Canal Plant Agreement dated March ___, 2010 between the undersigned, FortisBC Inc., BC Hydro, Brilliant Power Corporation, Brilliant Expansion Power Corporation and Waneta Expansion Power Corporation, as may be amended, modified or restated from time to time (the “CPA”) to:

(a)	specify Teck’s Entitlement Capacity and/or Teck’s Entitlement Energy, as applicable;
(b)	change the Capacity Entitlement Adjustments factors and/or Energy Entitlement Adjustments factors set forth in Table 10 of the CPA, as applicable;
(c)

change the procedure for determining the amount of MW on Outage to be used in determining from Table 10 of the CPA either the Capacity Entitlement Adjustments factors or Energy Entitlement Adjustments factors set forth in Table 10 of the CPA, as applicable.

in the manner contemplated by the Co-Ownership and Operating Agreement, if:

(d)

at the time of any adjustment pursuant to Section 14.4, 14.6, 14.8, 24.2(b) or 24.3 of the Co-Ownership and Operating Agreement (or required revision of procedure pursuant to Section 14.6(a) of the Co-Ownership and Operating Agreement) the undersigned fails to provide written notice pursuant to Section 6.7 or 6.8 of Schedule A of the CPA, as applicable, upon demand from BC Hydro, or is otherwise a Defaulting Party; or

(e)

pursuant to any other provision of the Co-Ownership and Operating Agreement which requires the undersigned and BC Hydro to provide written notice pursuant to Section 6.7 or 6.8 of Schedule A of the CPA, the undersigned has failed to provide such notice on demand from BC Hydro or is otherwise a Defaulting Party; and

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2.

Provide schedules to British Columbia Transmission Corporation (“BCTC”) pursuant to the Line 71 Agreement and appropriate instructions to Fortis and BCTC and any other applicable Person in respect of all applicable interconnection agreements to which the undersigned is a party and to execute and deliver on behalf and in the name of the undersigned all notices, instruments and other documents and do all such other acts and things as BC Hydro determines in good faith to be reasonably necessary for the purpose of exercising its rights pursuant to Section 24.2(e) of the Co-Ownership and Operating Agreement.

Such appointment, being coupled with an interest, shall be irrevocable by the undersigned, extend to and be binding upon the successors of the undersigned and the permitted assigns of the undersigned’s Participation Interest and shall not be revoked by the insolvency or bankruptcy of the undersigned and the undersigned agrees to ratify and confirm all that BC Hydro may do or cause to be done pursuant to the foregoing.

The undersigned hereby agrees to be bound by any act of BC Hydro and any successor thereto, while acting in good faith pursuant to this Limited Power of Attorney, and the undersigned hereby waives any and all defences that may be available to the undersigned, to contest, negate or disaffirm the action of BC Hydro and any successor thereto taken in good faith in accordance with the terms of this Limited Power of Attorney.

Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed thereto in the Co-Ownership and Operating Agreement.

This Limited Power of Attorney will be governed by and construed in accordance with the laws of the Province of British Columbia and those of Canada applicable therein.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Limited Power of Attorney under seal as of the ____ day of March, 2010.

THE COMMON SEAL of TECK METALS LTD. was hereunto affixed in the presence of:	) ) ) ) )
)
Authorized Signatory	) )	c/s
)
Authorized Signatory	) )

Appendix 1

Water Rental Fee Payment and Adjustment Calculations

(Section 11)

Teck’s Share of Capacity (Section 11.1(b))

For greater certainty, Teck’s Share of Capacity for purposes of Section 11.1(b) for the calendar years 2012 to 2035, in each case inclusive, would be 237.10 MW (based on January) unless Teck’s Entitlement Capacity shown in Table 3 of Section 14 is changed.

2010 Water Rental Fees based on Capacity (Section 11.2(c))

To illustrate the calculation under Section 11.2(c) of Water Rental Fees based on capacity for the 2010 calendar year, if the Effective Date was February 12, 2010, Teck’s Participation Percentage of the authorized capacity of the Waneta Plant in the preceding calendar year (2009) (in MW) would be deemed to be:

(493.251 x 43/365) + (0.66667 x 493.25 x 322/365) = 348.20 MW

so that for the 2010 calendar year, Teck would pay Water Rental Fees (at the 2010 commercial and general power use rate(s) applicable to Teck’s use) in respect of 348.20 MW of the authorized capacity of the Waneta Plant and BC Hydro would pay Water Rental Fees (at the 2010 general power use rate(s) applicable to BC Hydro’s use) in respect of 145.05 MW of the authorized capacity of the Waneta Plant.

2010 Water Rental Fees based on Energy Output (Section 11.3(c))

To illustrate the calculation under Section 11.3(c) of Water Rental Fee based on energy output for the 2010 calendar year, if the Effective Date was February 12, 2010, Teck’s Share of Actual Generation as it relates to energy in the preceding calendar year (2009) (in GWh) would be deemed to be:

(2,572.7822 x 43/365) + (0.66667 x 2,572.782 x 322/365) = 1,816.295 GWh

so that for the 2010 calendar year, Teck would pay Water Rental Fees (at the 2010 commercial and general power use rate(s) applicable to Teck’s use) in respect of 1,816.295 GWh of energy output of the Waneta Plant and BC Hydro would pay Water Rental Fees (at the 2010 general power use rate(s) applicable to BC Hydro’s use) in respect of 756.487 GWh of energy output of the Waneta Plant.

_________________________

1  Authorized capacity of the Waneta Plan in 2009 as reported to the Water Comptroller.

2  Actual generation of the Waneta Plant in 2009 as reported to the Water Comptroller.

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Teck’s Deemed Entitlement Capacity for 2009 (Section 11.8(a))

To illustrate the calculation under Section 11.8(a) of the Water Rental Fee adjustment for capacity for 2010, if the Effective Date was February 12, 2010, Teck’s Deemed Entitlement Capacity for 2009 would be determined as the maximum monthly Teck’s Entitlement Capacity shown in Table 3 of Section 14 on or after the Effective Date in 2010 = 236.80 (December) and the total authorized capacity of the Waneta Plant prior to the Effective Date = 493.25, prorated by the respective number of days on and prior to, and after, the Effective Date:

[(493.25 x 43) + (236.80 x 322)]/365 = 267.01

Teck’s Deemed Entitlement Capacity for 2010 (Section 11.8(b))

To illustrate the calculation under Section 11.8(b) of the Water Rental Fee adjustment for capacity for 2011, Teck’s Deemed Entitlement Capacity for 2010 will be determined as the maximum monthly Teck’s Entitlement Capacity shown in Table 3 of Section 14 as if Table 3 was in place for the full year 2010, which is the January amount of 237.10 MW, unless Teck’s Entitlement Capacity shown in Table 3 of Section 14 is changed.

Teck’s Deemed Entitlement Energy for 2009 (Section 11.9(a))

To illustrate the calculation under Section 11.9(a) of Teck’s Deemed Entitlement Energy for 2009, if the Effective Date was February 12, 2010, Teck’s Deemed Entitlement Energy for 2009 would be calculated as follows:

GWh(2009 Jan) + GWh(2009 Feb) x 12/28 + [GWh(2009 Feb) x 16/28 x (Table 3/(Table 3 + Table 4)Feb] + [GWh(2009 Mar) x (Table 3/(Table 3 + Table 4)Mar] +...      ...+ [GWh(2009 Dec) x (Table 3/(Table 3 + Table 4)Dec]

where GWh (2009 month) represents actual (adjusted for outages and use of flexibility accounts) Entitlement Energy attributable to 100% of the Waneta Plant in that month in 2009; Table 3Month represents Teck’s Entitlement Energy amount for the month in Table 3 of Section 14; and Table 4Month represents Agreed Reduction in BC Hydro’s Entitlement Energy Obligation amount for the month in Table 4 of Section 14.

Teck’s Deemed Entitlement Energy for 2010 (Section 11.9(b))

To illustrate the calculation under Section 11.9(b) of Teck’s Deemed Entitlement Energy for 2010, if the Effective Date was February 12, 2010, Teck’s Deemed Entitlement Energy for 2010 would be calculated as follows:

[GWh(2010 Jan) x (Table 3/(Table 3 + Table 4)Jan] + [GWh(2010 Feb) x 12/28 x (Table 3/(Table 3 + Table 4)Feb] + [GWh(2010 Feb post Effective Date)] + GWh(2010 Mar) +...            ...+ GWh(2010 Dec)

where (i) GWh(2010 month) represents (A) actual (adjusted for outages and use of flexibility accounts) Entitlement Energy attributable to 100% of the Waneta Plant on and prior to the Effective Date, and (B) Teck’s Entitlement Energy for the months of 2010 commencing after the

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Effective Date; (ii) where GWh(2010 Feb post Effective Date) represents the February 2010 entitlement as per the notice that would have been given to the entitlement parties under the CPA as of the Effective Date; and (iii) where Table 3Month represents Teck’s Entitlement Energy amount for the month in Table 3 of Section 14; and Table 4Month represents Agreed Reduction in BC Hydro’s Entitlement Energy Obligation amount for the month in Table 4 of Section 14.